     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 1996



                                                      REGISTRATION NO. 333-00831

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                   ICO, INC.
             (Exact name of Registrant as specified on its charter)

             TEXAS                          1389                        75-1619554
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)      Identification Number)

                             100 GLENBOROUGH DRIVE
                                   SUITE 250
                              HOUSTON, TEXAS 77067
                                 (713) 872-4994

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             GARY P. KREIDER, ESQ.
                          KEATING, MUETHING & KLEKAMP
                              1800 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-6411

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                WITH COPIES TO:

                             EDWARD N. BAROL, ESQ.
                    DILWORTH, PAXSON, KALISH & KAUFFMAN LLP
                            3200 MELLON BANK CENTER
                               1735 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19109
                                 (215) 575-7170
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   ICO, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


           FORM S-4 ITEM NUMBER AND HEADING              PROSPECTUS CAPTION OR LOCATION
      -------------------------------------------  -------------------------------------------
A.    INFORMATION ABOUT THE TRANSACTION
1.    Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...  Outside Front Cover Page
2.    Inside Front and Outside Back Cover Pages
        of Prospectus............................  Inside Front Cover Page; Available
                                                   Information; Documents Incorporated by
                                                     Reference
3.    Risk Factors, Ratio of Earnings to Fixed
        Charges, and Other Information...........  Summary; Risk Factors; Unaudited Pro Forma
                                                     Financial Information
4.    Terms of the Transaction...................  Summary
5.    Pro Forma Financial Information............  Summary; Unaudited Pro Forma Financial
                                                     Information
6.    Material Contacts with the Company Being
        Acquired.................................  Summary; The Merger
7.    Additional Information Required for
        Reoffering by Persons and Parties Deemed
        to be Underwriters.......................  Not Applicable
8.    Interests of Named Experts and Counsel.....  Legal Matters; Experts
9.    Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  Not Applicable

B.    INFORMATION ABOUT THE REGISTRANT
10.   Information With Respect to S-3
        Registrants..............................  Not Applicable
11.   Incorporation of Certain Information by
        Reference................................  Not Applicable
12.   Information With Respect to S-2 or S-3
        Registrants..............................  Summary; Risk Factors; The Companies;
                                                     Management of the Combined Company
                                                     Following the Merger; The Merger; The
                                                     Merger Agreement; Description of ICO
                                                     Common Stock
13.   Incorporation of Certain Information by
        Reference................................  Documents Incorporated by Reference
14.   Information With Respect to Registrants
        Other Than S-3 or S-2 Registrants........  Not Applicable

C.    INFORMATION ABOUT THE COMPANIES BEING
        ACQUIRED
15.   Information With Respect to S-3
        Companies................................  Not Applicable
16.   Information With Respect to S-2 or S-3
        Companies................................  Summary; Risk Factors; The Companies; The
                                                     Merger; The Merger Agreement

           FORM S-4 ITEM NUMBER AND HEADING              PROSPECTUS CAPTION OR LOCATION
           --------------------------------              ------------------------------
17.   Information With Respect to Companies Other
        Than S-3 or S-2 Companies................  Not Applicable

D.    VOTING AND MANAGEMENT INFORMATION

18.   Information if Proxies, Consents or
        Authorizations are to be Solicited.......  Summary; ICO Special Meeting; Wedco Special
                                                     Meeting; Management of the Combined
                                                     Company Following the Merger

19.   Information if Proxies, Consents or
        Authorizations are not to be Solicited,
        or in an Exchange Offer..................  Not Applicable

                                   ICO, INC.

                             100 GLENBOROUGH DRIVE
                                   SUITE 250
                              HOUSTON, TEXAS 77067


                                                                  March 18, 1996


TO OUR SHAREHOLDERS:


     On behalf of the Board of Directors and management of ICO, Inc., we cordially invite you to attend a Special Meeting of Shareholders (the "Special Meeting") to be held at the Wyndham Greenspoint Hotel, 1240 Greenspoint Drive, Houston, Texas on Monday, April 29, 1996 at 10:00 a.m., Central Standard Time.



     At the Special Meeting you will be asked to approve the issuance of shares (the "Share Issuance") of Common Stock of ICO ("ICO Common Stock") pursuant to the Merger Agreement dated as of December 8, 1995, as amended (the "Merger Agreement") among ICO, W Acquisition Corp., a wholly-owned subsidiary of ICO ("W Acquisition"), and Wedco Technology, Inc. ("Wedco").



     The Merger Agreement provides for the merger (the "Merger") of Wedco with and into W Acquisition with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO. Upon consummation of the Merger, W Acquisition would change its corporate name to Wedco Technology, Inc. If the Merger is consummated, each share of Wedco Common Stock outstanding immediately prior to the effective time of the Merger would be converted into the right to receive, at the option of the holder, either (i) 2.20 shares of ICO Common Stock and $3.50 in cash or (ii)
2.84 shares of ICO Common Stock. Cash would be paid in lieu of any fractional share of ICO Common Stock.


     At the Special Meeting, you will also be asked to approve an amendment to the Articles of Incorporation of ICO, if the Merger is consummated, to change ICO's name to "Willoughby International, Inc." (the "Charter Amendment"). Upon consummation of the Merger and Charter Amendment, Willoughby International, Inc. would continue to operate its existing oil and gas industry services business under the name of ICO.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER, THE SHARE ISSUANCE AND THE CHARTER AMENDMENT ARE IN THE BEST INTERESTS OF ICO AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE SHARE ISSUANCE AND THE CHARTER AMENDMENT AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE SHARE ISSUANCE AND THE CHARTER AMENDMENT AT THE SPECIAL MEETING. APPROVAL OF THE CHARTER AMENDMENT IS NOT A CONDITION TO THE CONSUMMATION OF THE MERGER.

     The Merger, the Merger Agreement, the Share Issuance and the Charter Amendment are more fully described in the accompanying Joint Proxy Statement/Prospectus. We urge you to read this material carefully.

     It is important that your shares of ICO Common Stock be represented at the Special Meeting regardless of the number of shares you hold. You are urged to specify your voting preferences by marking, dating and signing the enclosed proxy card and returning it in the enclosed business reply envelope. No postage is required if mailed in the United States. If you wish to vote in accordance with the Directors' recommendations, all you need do is date and sign the proxy card and return it in such envelope.

     PLEASE COMPLETE AND RETURN THE PROXY CARD WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. If you do attend and wish to vote in person, you may revoke your proxy at that time.

     If you plan to attend the Special Meeting, please check the proxy card in the space provided. This will assist us in making preparations for the meeting, and will enable us to expedite your admittance. If your shares are not registered in your name and you would like to attend the Special Meeting, please ask the broker, trust company, bank or other nominee which holds such shares to provide you with evidence of your shares ownership, which will enable you to gain admission to the Special Meeting.

     We look forward to seeing you at the meeting.

Sincerely,

Dr. Asher O. Pacholder                         Sylvia A. Pacholder
Chairman of the Board and                      President, Chief Executive Officer
Chief Financial Officer                        and Secretary

                             WEDCO TECHNOLOGY, INC.
                                   ROUTE 173
                         WEST PORTAL, NEW JERSEY 08802


                                                                  March 18, 1996


TO OUR SHAREHOLDERS:


     On behalf of the Board of Directors and management of Wedco Technology, Inc. ("Wedco"), we cordially invite you to attend a Special Meeting of Shareholders (the "Special Meeting") to be held at Wedco Technology, Inc., Route 173, West Portal, New Jersey 08802, on Monday, April 29, 1996 at 10:00 a.m., Eastern Standard Time.



     At the Special Meeting you will be asked to approve a merger (the "Merger") pursuant to a Merger Agreement, dated as of December 8, 1995, as amended (the "Merger Agreement") among Wedco, ICO, Inc., ("ICO"), a Texas corporation and W Acquisition Corp., a wholly owned subsidiary of ICO ("W Acquisition").


     The Merger and the Merger Agreement are more fully described in the accompanying Joint Proxy Statement/Prospectus. We urge you to read this material carefully.


     The Merger Agreement provides for the merger of Wedco with and into W Acquisition, with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO. Upon consummation of the Merger, W Acquisition would change its corporate name to Wedco Technology, Inc. If the Merger is consummated, each share of Wedco Common Stock outstanding immediately prior to the effective time of the Merger would be converted into the right to receive, at the option of the holder, either (i) 2.20 shares of ICO Common Stock and $3.50 in cash or (ii)
2.84 shares of ICO Common Stock. Cash would be paid in lieu of any fractional share of ICO Common Stock.


     THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTEREST OF WEDCO AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOR OF APPROVING THE MERGER AGREEMENT AND THE MERGER WHICH WOULD TAKE PLACE PURSUANT THERETO.

     It is important that your shares of Wedco Common Stock be represented at the Special Meeting regardless of the number of shares you hold. You are urged to specify your voting preferences by marking, dating and signing the enclosed proxy card and returning it in the enclosed business reply envelope. No postage is required if mailed in the United States. If you wish to vote in accordance with the Directors' recommendations, all you need do is date and sign the proxy card and return it in such envelope.


     IF THE MERGER IS CONSUMMATED, EACH SHARE OF WEDCO STOCK OWNED BY YOU SHALL BE CONVERTED INTO THE RIGHT TO RECEIVE, AT YOUR OPTION, EITHER (I) 2.20 SHARES OF ICO COMMON STOCK AND $3.50 IN CASH OR (II) 2.84 SHARES OF ICO COMMON STOCK. PROMPTLY FOLLOWING THE CONSUMMATION OF THE MERGER YOU WILL BE FURNISHED WITH A LETTER OF TRANSMITTAL UPON WHICH YOU MAY MAKE YOUR ELECTION AND SUBMIT YOUR WEDCO CERTIFICATES. IF YOU FAIL TO DESIGNATE YOUR CHOICE WITHIN 30 DAYS AFTER YOUR LETTER OF TRANSMITTAL WAS MAILED TO YOU, YOU WILL RECEIVE 2.84 SHARES OF ICO COMMON STOCK FOR EVERY SHARE OF WEDCO COMMON STOCK OWNED BY YOU.


     Please complete and return the proxy card whether or not you plan to attend the Special Meeting. If you do attend and wish to vote in person, you may revoke your proxy at that time.

     If your shares are not registered in your name and you would like to attend the Special Meeting, please ask the broker, trust company, bank or other nominee which holds such shares to provide you with evidence of your shares ownership, which will enable you to gain admission to the Special Meeting.

     We look forward to seeing you at the meeting.

Sincerely,


William E. Willoughby,                         Edward N. Barol,
Chairman                                       Secretary
of the Board and President

                                   ICO, INC.

                             100 GLENBOROUGH DRIVE
                                   SUITE 250
                              HOUSTON, TEXAS 77067

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           TO BE HELD APRIL 29, 1996



     A Special Meeting of Shareholders ("ICO Special Meeting") of ICO, Inc., a Texas corporation ("ICO"), will be held at the Wyndham Greenspoint Hotel, 1240 Greenspoint Drive, Houston, Texas, on Monday, April 29, 1996 at 10:00 a.m., Central Standard Time, for the following purposes:



          (1) To consider and vote on a proposal to approve the issuance of shares of common stock, no par value, of ICO ("ICO Common Stock"), pursuant to the Merger Agreement dated as of December 8, 1995, as amended (the "Merger Agreement") among ICO, W Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of ICO ("W Acquisition"), and Wedco Technology, Inc, a New Jersey corporation ("Wedco").


          (2) To consider and vote on a proposal to approve an amendment to ICO's Articles of Incorporation to change ICO's name to "Willoughby International, Inc." if the merger provided for in the Merger Agreement is consummated.

          (3) To consider and act upon any matters incidental to the foregoing purposes, including a motion to adjourn, and to transact such other business as may properly come before the ICO Special Meeting or any postponement or adjournment thereof.

     A conformed copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement/ Prospectus as Annex A.


     Only holders of record of ICO Common Stock at the close of business on March 15, 1996 will be entitled to vote at the ICO Special Meeting or any postponement or adjournment thereof.


     THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF ICO COMMON STOCK MUST BE REPRESENTED AT THE ICO SPECIAL MEETING IN PERSON OR BY PROXY IN ORDER TO HAVE THE QUORUM NECESSARY TO VOTE ON THE ITEMS ON THE AGENDA. WHETHER YOU INTEND TO BE PRESENT AT THE ICO SPECIAL MEETING OR NOT, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY AT YOUR EARLIEST CONVENIENCE. A REPLY ENVELOPE IS PROVIDED FOR THIS PURPOSE, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. SHARES OF ICO COMMON STOCK MAY BE REPRESENTED IN PERSON AND VOTED AT THE ICO SPECIAL MEETING. YOU MAY REVOKE YOUR PROXY BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

By Order of the Board of Directors

Dr. Asher O. Pacholder                         Sylvia A. Pacholder
Chairman of the Board and                      President, Chief Executive Officer
Chief Financial Officer                        and Secretary

Houston, Texas

Date: March 18, 1996

                             WEDCO TECHNOLOGY, INC.
                                  P.O. BOX 397
                              BLOOMSBURY, NJ 08804

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           TO BE HELD APRIL 29, 1996



     A Special Meeting of Shareholders ("Wedco Special Meeting") of Wedco Technology, Inc., a New Jersey Corporation ("Wedco") will be held at Wedco's corporate headquarters on Route 173, West Portal, New Jersey, on Monday, April 29, 1996 at 10:00 a.m., Eastern Standard Time, for the following purposes:



          (1) To consider and vote on a proposal to approve and adopt the Merger Agreement dated as of December 8, 1995, as amended (the "Merger Agreement") among ICO, Inc., a Texas corporation ("ICO"), W Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of ICO ("W Acquisition"), and Wedco.



          (2) To consider and act upon any matters incidental to the foregoing purpose, including a motion to adjourn, and to transact such other business as may properly come before the Wedco Special Meeting or any postponement or adjournment thereof.


     A conformed copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement/ Prospectus as Annex A.


     The Merger Agreement provides for the merger (the "Merger") of Wedco with and into W Acquisition with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO. Upon consummation of the Merger, W Acquisition would change its corporate name to Wedco Technology, Inc. The Merger Agreement provides that when the Merger is consummated, each share of common stock, $0.10 par value, of Wedco ("Wedco Common Stock") would be converted into the right to receive, at the option of the holder, either (i) 2.20 shares of common stock, no par value, of ICO ("ICO Common Stock") and $3.50 in cash (the "Cash/Stock Consideration") or (ii) 2.84 shares of ICO Common Stock (the "Stock Consideration"). Cash would be paid in lieu of any fractional share of ICO Common Stock.



     Only holders of record of Wedco Common Stock at the close of business on March 15, 1996 will be entitled to vote at the Wedco Special Meeting or any postponement or adjournment thereof.


     THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF WEDCO AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

     THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF WEDCO COMMON STOCK MUST BE REPRESENTED AT THE WEDCO SPECIAL MEETING IN PERSON OR BY PROXY IN ORDER TO HAVE THE QUORUM NECESSARY TO VOTE ON THE ITEMS ON THE AGENDA. WHETHER YOU INTEND TO BE PRESENT AT THE WEDCO SPECIAL MEETING OR NOT, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY AT YOUR EARLIEST CONVENIENCE. A REPLY ENVELOPE IS PROVIDED FOR THIS PURPOSE, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. SHARES OF WEDCO COMMON STOCK MAY BE REPRESENTED IN PERSON AND VOTED AT THE WEDCO SPECIAL MEETING. YOU MAY REVOKE YOUR PROXY BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

     Shareholders will be required to elect on a Letter of Transmittal to be sent to them promptly following the consummation of the Merger whether they desire to receive the Cash/Stock Consideration or the Stock Consideration. IF NO ELECTION IS MADE WITH RESPECT TO A SHARE OF WEDCO COMMON STOCK WITHIN 30 DAYS AFTER THE DATE THE LETTER OF TRANSMITTAL IS MAILED, THE HOLDER OF SUCH SHARE WILL BE DEEMED TO HAVE ELECTED THE STOCK CONSIDERATION.


By Order of the Board of Directors


William E. Willoughby                          Edward N. Barol
Chairman of the Board and President            Secretary


Bloomsbury, New Jersey

Date: March 18, 1996

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                  SUBJECT TO COMPLETION, DATED MARCH 15, 1996


                                   ICO, INC.
                                      AND
                             WEDCO TECHNOLOGY, INC.
                             JOINT PROXY STATEMENT
                             ---------------------

                                   ICO, INC.
                             PROSPECTUS RELATING TO

                    UP TO 10,132,609 SHARES OF COMMON STOCK

                             ---------------------

    This Joint Proxy Statement/Prospectus is being furnished to the holders of Common Stock, no par value (the "ICO Common Stock"), of ICO, Inc., a Texas corporation ("ICO"), in connection with the solicitation of proxies by the ICO Board of Directors for use at a Special Meeting of Shareholders of ICO to be held at the Wyndham Greenspoint Hotel, 1240 Greenspoint Drive, Houston, Texas, on April 29, 1996 at 10:00 a.m., Central Standard Time, and at any and all postponements or adjournments thereof (the "ICO Special Meeting").



    This Joint Proxy Statement/Prospectus is also being furnished to the holders of Common Stock, $0.10 par value (the "Wedco Common Stock"), of Wedco Technology, Inc., a New Jersey corporation ("Wedco"), in connection with the solicitation of proxies by the Wedco Board of Directors for use at a Special Meeting of Shareholders of Wedco to be held at Wedco's corporate headquarters on Route 173, West Portal, New Jersey, on April 29, 1996 at 10:00 a.m., Eastern Standard Time, and at any and all postponements or adjournments thereof (the "Wedco Special Meeting").



    This Joint Proxy Statement/Prospectus relates to the Merger Agreement dated as of December 8, 1995, as amended (the "Merger Agreement") among ICO, W Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of ICO ("W Acquisition"), and Wedco, which provides for the merger (the "Merger") of Wedco with and into W Acquisition with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO. Each share of Wedco Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger would be converted into the right to receive, at the option of the holder, either (i) 2.20 shares of ICO Common Stock and $3.50 in cash or (ii)
2.84 shares of ICO Common Stock.



    The consummation of the Merger is subject, among other things, to: (i) the approval of the issuance of ICO Common Stock pursuant to the Merger in accordance with the terms of the Merger Agreement (the "Share Issuance") by the affirmative vote of a majority of the votes cast by the shareholders of ICO entitled to vote on the Share Issuance at the ICO Special Meeting; and (ii) the approval and adoption of the Merger Agreement by at least 66 2/3% of the votes cast by the shareholders of Wedco entitled to vote thereon at the Wedco Special Meeting. SEE "RISK FACTORS" COMMENCING ON PAGE 17 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY SHAREHOLDERS BEFORE VOTING. A conformed copy of the Merger Agreement is attached hereto as Annex A.


    This Joint Proxy Statement/Prospectus also constitutes the Prospectus of ICO filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission under the Securities Act of 1933, relating to the shares of ICO Common Stock constituting the Share Issuance.

    In addition, this Joint Proxy Statement/Prospectus relates to the proposal, if the Merger is consummated, to approve an amendment to the Articles of Incorporation of ICO to change its corporate name to Willoughby International, Inc. (the "Charter Amendment"). Approval of the Charter Amendment will require the affirmative vote of at least 66 2/3% of the outstanding shares of ICO Common Stock entitled to vote thereon. APPROVAL OF THE CHARTER AMENDMENT IS NOT A CONDITION TO THE CONSUMMATION OF THE MERGER.


    ICO Common Stock and Wedco Common Stock are traded on the Nasdaq Stock Market under the symbols "ICOC" and "WEDC", respectively. On December 8, 1995, the last trading day prior to the public announcement of the signing of the Merger Agreement, the closing bid prices of the ICO Common Stock and Wedco Common Stock were $5.375 and $10.875, respectively. ICO intends to file an application to list the ICO Common Stock on the New York Stock Exchange ("NYSE") pending consummation of the Merger. LISTING OF THE ICO COMMON STOCK ON THE NYSE IS NOT A CONDITION TO THE CONSUMMATION OF THE MERGER.



    This Joint Proxy Statement/Prospectus and the accompanying proxy are first being mailed to shareholders of ICO and Wedco on or about March 21, 1996.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NEITHER THE
     SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE
        INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
      The date of this Joint Proxy Statement/Prospectus is March 15, 1996.

                             AVAILABLE INFORMATION


     ICO has filed a Registration Statement on Form S-4, No. 333-00831 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Securities Act") with respect to the ICO Common Stock offered hereby. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the ICO Common Stock offered hereby, the Merger, ICO and Wedco, reference is made to the Registration Statement, annexes thereto and exhibits filed as a part thereof. Statements contained herein concerning the provisions of any documents or agreements are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or incorporated therein by reference. Each such statement is qualified in its entirety by such reference.


     Both ICO and Wedco are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Commission. Such reports and other information filed with the Commission, as well as the Registration Statement, can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C., and at the Commission's regional offices located at Suite 1400, 500 West Madison Avenue, Chicago, Illinois, and at 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, ICO Common Stock and Wedco Common Stock are listed on the Nasdaq Stock Market, and such reports can be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the Commission by ICO (File No. 0-10068) and Wedco (File No. 1-5528) are incorporated herein by reference:


          1(a) Annual Report of ICO on Form 10-K for the fiscal year ended September 30, 1995;



           (b) Quarterly Report of ICO on Form 10-Q for the quarter ended December 31, 1995; and



           (c) Current Report of ICO on Form 8-K dated December 12, 1995.


          2(a) Annual Report of Wedco on Form 10-K for the fiscal year ended March 31, 1995;


           (b) Quarterly Reports of Wedco on Form 10-Q for the quarters ended June 30, 1995, September 30, 1995, and December 31, 1995; and



           (c) Current Reports of Wedco on Form 8-K dated August 14, 1995 and February 16, 1996.



     ICO's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 and Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 are attached as Annexes B and C, respectively.



     Wedco's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 and Wedco's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 are attached as Annexes D and E, respectively.



     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM ICO AND WEDCO AT THE ADDRESSES AND PHONE NUMBERS SET FORTH BELOW.


     ICO and Wedco will provide without charge to each person to whom a copy of this Joint Proxy Statement/Prospectus is delivered, upon the written or verbal request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to ICO, Inc., 100 Glenborough Drive, Suite 250, Houston, Texas 77067, telephone (713) 872-4994, Attention: Dr. Asher O. Pacholder or Wedco Technology, Inc., P.O. Box 397, Bloomsbury, New Jersey 08804, telephone (908) 479-4181,
Attention: Mark L. Kuna.


     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES AND THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ICO OR WEDCO.

     THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFER MAY NOT LAWFULLY BE MADE.

     THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT COVER ANY RESALES OF THE ICO COMMON STOCK OFFERED HEREBY TO BE RECEIVED BY SHAREHOLDERS OF WEDCO DEEMED TO BE AFFILIATES OF ICO OR WEDCO UPON THE CONSUMMATION OF THE MERGER.

     NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF ICO OR WEDCO SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................    6
  The Companies.......................................................................    6
  The Merger Agreement................................................................    6
  ICO Common Stock Outstanding........................................................    8
  ICO Special Meeting.................................................................    8
  Wedco Special Meeting...............................................................    8
  No Appraisal Rights.................................................................    9
  Recommendations of the Boards of Directors of ICO and Wedco.........................    9
  Election of Merger Consideration by Shareholders of Wedco...........................    9
  ICO, Inc. Selected Unaudited Pro Forma Condensed Combined Financial Data Fiscal Year
     Ended September 30, 1995.........................................................   10
  Capitalization......................................................................   11
  ICO, Inc. Selected Consolidated Financial Data......................................   12
  Wedco Technology, Inc. Selected Consolidated Financial Data.........................   13
  Comparative Per Share Data..........................................................   14
  Comparative Market Price Data.......................................................   15
  Dividend Policy.....................................................................   15
INTRODUCTION..........................................................................   16
RISK FACTORS..........................................................................   17
  Risk Factors Relating to ICO........................................................   17
  Risk Factors Relating to Wedco......................................................   18
  Risk Factors Relating to the Merger.................................................   20
THE COMPANIES.........................................................................   23
  ICO.................................................................................   23
  Wedco...............................................................................   23
  W Acquisition.......................................................................   24
ICO SPECIAL MEETING...................................................................   25
  General.............................................................................   25
  Purpose of Meeting..................................................................   25
  Date, Place and Time; Record Date...................................................   25
  Voting Rights.......................................................................   25
  Voting Agreement....................................................................   26
  Proxies.............................................................................   26
  Solicitation of Proxies.............................................................   26
  Adjournment of ICO Special Meeting..................................................   26
WEDCO SPECIAL MEETING.................................................................   27
  General.............................................................................   27
  Purpose of Meeting..................................................................   27
  Date, Place and Time; Record Date...................................................   27
  Voting Rights.......................................................................   27
  Voting Agreement....................................................................   27
  Proxies.............................................................................   27
  Solicitation of Proxies.............................................................   28
  Adjournment of Wedco Special Meeting................................................   28
  Election of Merger Consideration by Shareholders of Wedco...........................   28
MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER...............................   29
THE MERGER............................................................................   32
  Background of the Merger............................................................   32
  ICO's Reasons for the Merger........................................................   34
  Wedco's Reasons for the Merger......................................................   35
  Opinion of Wedco's Financial Adviser................................................   36
  Merger Consideration................................................................   40

                                                                                        PAGE
                                                                                        ----


  Interests of Certain Persons in the Merger..........................................   40
  Certain Federal Income Tax Consequences.............................................   41
  Accounting Treatment................................................................   43
  Listing on Stock Exchange...........................................................   43
THE MERGER AGREEMENT..................................................................   43
  General.............................................................................   43
  Effective Time of the Merger........................................................   43
  Effect on ICO Common Stock..........................................................   44
  Conditions..........................................................................   44
  Indemnification and Insurance.......................................................   45
  Amendment and Termination...........................................................   45
  Ancillary Agreements................................................................   46
  Cash Redemption of Wedco Stock Options..............................................   48
  Transferability of Common Stock to be Received in the Merger........................   48
  No Appraisal Rights.................................................................   48
  Regulatory Matters..................................................................   48
  Expenses............................................................................   48
UNAUDITED PRO FORMA FINANCIAL INFORMATION.............................................   49
DESCRIPTION OF ICO CAPITAL STOCK......................................................   55
  General.............................................................................   55
  ICO Common Stock....................................................................   55
  ICO Preferred Stock.................................................................   55
  ICO Depositary Shares...............................................................   57
  ICO Options and Warrants............................................................   57
  Registration Rights.................................................................   57
COMPARISON OF SHAREHOLDER RIGHTS......................................................   58
  Voting of Shares of Common Stock....................................................   58
  Dividend Rights.....................................................................   58
  Shareholder Approval................................................................   58
  Appraisal Rights....................................................................   59
  Action by Shareholders Without a Meeting............................................   59
  Shareholder Proposals...............................................................   59
  Call of Special Meetings............................................................   59
  Anti-Takeover Provisions............................................................   59
  Classification of Board of Directors................................................   60
  Removal of Directors................................................................   60
  Indemnification of Directors; Director's Liability..................................   60
LEGAL MATTERS.........................................................................   61
EXPERTS...............................................................................   61
SHAREHOLDER PROPOSALS FOR 1996 ANNUAL MEETING.........................................   61
Annex A   --     Merger Agreement dated as of December 8, 1995, as amended on March 13, 1996 by and among Wedco Technology, Inc., W Acquisition Corp. and ICO, Inc.
                   (excluding the Schedules and Annexes thereto).
Annex B   --     Annual Report on Form 10-K for the fiscal year ended September 30, 1995 of ICO,
                   Inc.
Annex C   --     Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 of ICO,
                   Inc.
Annex D   --     Annual Report on Form 10-K for the fiscal year ended March 31, 1995 of Wedco
                   Technology, Inc.
Annex E   --     Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 of Wedco
                   Technology, Inc.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, contained in or incorporated by reference in this Joint Proxy Statement/Prospectus and the Annexes hereto.

     ICO's fiscal year ends on September 30 of each year and Wedco's fiscal year ends on March 31 of each year. References to fiscal years for ICO refer to the fiscal year ending on September 30 of such year (for example, fiscal 1995 refers to the fiscal year ended September 30, 1995). References to fiscal years for Wedco refer to the fiscal year ending on March 31 of such year (for example, fiscal 1995 refers to the fiscal year ended March 31, 1995).


     SHAREHOLDERS OF ICO AND WEDCO ARE URGED TO READ THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES HERETO, IN THEIR ENTIRETY AND SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH BELOW UNDER THE HEADING "RISK FACTORS" COMMENCING ON PAGE 17."


THE COMPANIES

     ICO. ICO is engaged principally in providing inspection, reconditioning and coating services for new and used tubular goods and sucker rods utilized in the exploration of oil and gas. ICO is the leading provider of sucker rod services and one of the two largest providers of inspection, reconditioning and coating services for tubular goods in the United States. ICO's inspection, reconditioning and coating services for new and used tubular goods and sucker rods involve a variety of processes, many of which are patented, designed to reduce customers' operating costs by extending the useful lives and reducing the downhole failure of sucker rods and tubular goods. ICO also sells equipment and supplies used in the inspection, reconditioning and coating of tubular goods and sucker rods.

     ICO's principal executive offices are located at 100 Glenborough Drive, Suite 250, Houston, Texas 77067, telephone (713) 872-4994.


     Wedco. Wedco's principal business is providing size-reduction services, such as the grinding of plastic pellets to plastic powder, and related processing services primarily to the petrochemical industry and also to other industries that require powder in their operations. Wedco is the largest provider of size-reduction services for new petrochemicals in the United States and one of the largest providers of such services in Western Europe. Wedco also manufactures equipment designed to provide grinding and other ancillary services.


     Wedco's principal executive offices are located at Route 173, West Portal, New Jersey 08802, telephone (908) 479-4181.

THE MERGER AGREEMENT

     General. ICO, W Acquisition and Wedco have entered into the Merger Agreement pursuant to which (i) Wedco would merge with and into W Acquisition with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO and
(ii) each share of Wedco Common Stock would be converted into the Merger Consideration (as defined hereinafter). The Merger Agreement also provides that upon consummation of the Merger, ICO shall take all actions necessary to amend its Articles of Incorporation in order to change ICO's name to "Willoughby International, Inc."


     The Merger Consideration. Each share of Wedco Common Stock will, by virtue of the Merger and without the need for any further action on the part of the holder thereof, be converted into the right to receive, at the option of the holder thereof, either (i) 2.20 shares of ICO Common Stock and $3.50 in cash (the "Cash/Stock Consideration") or (ii) 2.84 shares of ICO Common Stock (the "Stock Consideration" and together with the Cash/Stock Consideration, the "Merger Consideration"). Promptly following the consummation of the Merger, each holder of Wedco Common Stock will be furnished with a Letter of Transmittal upon which to make its election of the Merger Consideration to be received and submit its Wedco stock certificates. If a holder of Wedco Common Stock fails to make an election regarding the Merger Consideration to be received within 30 days after the date the Letter of Transmittal is mailed, the holder will be deemed to have elected to receive the Stock Consideration.



     Additional Merger Consideration. If the weighted average of the closing prices for ICO Common Stock on the Nasdaq Stock Market for the last five trading days immediately preceding the effective date of the Merger is less than $4.00 per share, Wedco may elect either to consummate the Merger or to notify ICO that Wedco will require additional merger consideration in order to consummate the Merger. If Wedco notifies ICO of such an election to require additional merger consideration, ICO may elect either to terminate the Merger Agreement or consummate the Merger. If ICO elects to consummate the Merger, ICO will provide additional consideration of cash and/or ICO Common Stock as determined by ICO ("Additional Merger Consideration") in order to increase the aggregate value of the Merger Consideration to $12.30 for each share of Wedco Common Stock. All ICO Common Stock issued as Additional Merger Consideration shall be valued at the weighted average price determined pursuant to the formula set forth above. If these conditions arise, ICO and Wedco will each resolicit proxies and a new vote will be taken unless, in the opinion of the Boards of Directors of each of the companies, the amount by which the average weighted price of ICO Common Stock is less than $4.00 per share is immaterial.



     Certain Federal Income Tax Consequences. Based on certain assumptions, including the accuracy of certain certificates and representations to be provided by ICO, W Acquisition, Wedco and certain Wedco shareholders regarding the satisfaction of certain requirements to a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the "Code") (including the absence of any plan or intention by certain holders of Wedco Common Stock to sell, exchange or otherwise dispose of shares of ICO Common Stock to be received by them in the Merger), Dilworth, Paxson, Kalish & Kauffman and Keating, Muething & Klekamp intend to deliver their respective opinions as of the Effective Time to the effect that the Merger will qualify as a reorganization described in Section 368(a) of the Code. Keating, Muething & Klekamp (as counsel to ICO) has not been retained to provide any opinion to Wedco or the Wedco shareholders. Dilworth, Paxson, Kalish & Kauffman LLP (as counsel to Wedco) has not been retained to provide any opinion to ICO or the ICO shareholders.



     For the principal federal income tax consequences of the Merger to holders of Wedco Common Stock see "THE MERGER -- Certain Federal Income Tax Consequences." Each Wedco shareholder is advised to consult with its own tax advisor concerning the federal income tax consequences of the Merger, as well as any applicable state, local, foreign or other tax consequences, based upon such shareholder's own particular facts and circumstances.



     Conditions. The Merger is subject to the absence of any statute, rule, regulation, judgment, injunction, decree or order issued by any federal, state or local legislative, administrative or regulatory body or court that prohibits, makes illegal or restricts consummation of the Merger; approval of the Merger Agreement by the shareholders of Wedco; approval of the Share Issuance by the shareholders of ICO; the cash redemption by Wedco of all outstanding options to purchase Wedco Common Stock; the weighted average of the closing prices for ICO Common Stock on the Nasdaq Stock Market for the last five (5) trading days immediately preceding the effective time of the Merger being at least $4.00; the execution and delivery of certain ancillary agreements; the receipt by Wedco of a favorable fairness opinion from an investment banking firm; and other customary conditions. See "THE MERGER AGREEMENT -- Conditions."



     Ancillary Agreements. Among the conditions to the Merger are the execution and delivery of certain ancillary agreements pursuant to which certain directors and officers of Wedco, including William E. Willoughby, Fred R. Feder and Robert
F. Bush, will receive payments under non-competition covenants and consulting, Employment and Legal services retainer agreements. In addition, ICO has agreed to provide certain indemnification to all of Wedco's "corporate agents," as defined in Article VII of Wedco's By-laws, which include its directors and officers, and maintain directors' and officers' liability insurance for their benefit. See "THE MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER AGREEMENT -- Indemnification and Insurance and -- Ancillary Agreements."

     Cash Redemption of Wedco Stock Options. The Merger Agreement provides that Wedco shall redeem for cash all outstanding options to purchase Wedco Common Stock as a condition to the consummation of the Merger. Holders of Wedco stock options, including Wedco's directors and executive officers, will be paid a total of approximately $2,167,000 in connection with such redemptions. See "THE MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER
AGREEMENT -- Cash Redemption of Wedco Stock Options."

ICO COMMON STOCK OUTSTANDING


     8,927,361 shares at March 15, 1996.


     16,776,488 shares following consummation of the Merger, assuming all Wedco shareholders elect to receive the Cash/Stock Consideration and further assuming no Additional Merger Consideration is issued.

     19,059,870 shares following consummation of the Merger, assuming all Wedco shareholders elect to receive the Stock Consideration and further assuming no Additional Merger Consideration is issued.

ICO SPECIAL MEETING

     Purpose. To consider and vote on proposals to (i) approve the Share Issuance and (ii) approve the Charter Amendment. Approval of the Charter Amendment is not a condition to the consummation of the Merger.


     Time, Date and Place. 10:00 a.m., Central Standard Time on Monday, April 29, 1996, at the Wyndham Greenspoint Hotel, 1240 Greenspoint Drive, Houston, Texas.



     Record Date; Shares Entitled to Vote. March 15, 1996, on which date there were 8,927,361 shares of ICO Common Stock outstanding.



     Affirmative Vote Required. The favorable vote of a majority of the votes cast at the ICO Special Meeting is required to approve the Share Issuance. The favorable vote of two-thirds of the outstanding shares is required to approve the Charter Amendment.


     Voting Agreement. Certain shareholders of ICO, including Dr. Asher O. Pacholder and Sylvia A. Pacholder, who beneficially own in the aggregate 1,251,761 shares, or approximately 14%, of the ICO Common Stock, entered into an agreement (the "ICO Voting Agreement") with Wedco to vote all of such shares in favor of the Share Issuance and Charter Amendment and have granted to Wedco, Walter L. Leib and Edward N. Barol irrevocable proxies to vote all of such shares in favor of the Share Issuance and Charter Amendment. The authorizations by the ICO shareholders set forth in the ICO Voting Agreement are subject to the registration by ICO under the Securities Act of the ICO Common Stock included in the Merger Consideration.

WEDCO SPECIAL MEETING

     Purpose.  To consider and vote on a proposal to approve the Merger
Agreement.


     Time, Date and Place. 10:00 a.m., Eastern Standard Time on Monday, April 29, 1996 at Wedco's corporate headquarters on Route 173, West Portal, New Jersey.



     Record Date; Shares Entitled to Vote. March 15, 1996, on which date there were 3,567,785 shares of Wedco Common Stock outstanding.



     Affirmative Vote Required. The favorable vote of two-thirds of the votes cast at the Wedco Special Meeting is required to approve the Merger Agreement.


     Voting Agreement. Certain shareholders of Wedco, including William E. Willoughby, William C. Willoughby and Fred R. Feder, who own in the aggregate 1,948,064 shares, or approximately 55%, of the Wedco Common Stock have entered into an agreement, substantially identical to the ICO Voting Agreement (the "Wedco Voting Agreement" and together with the ICO Voting Agreement, the "Voting Agreements"), with ICO to vote all of such shares in favor of the proposal to approve the Merger Agreement and have granted to ICO, Sylvia A. Pacholder and Dr. Asher O. Pacholder irrevocable proxies to vote all of such shares in favor of such proposal. The authorizations by the Wedco shareholders set forth in the Wedco Voting Agreement are subject to the registration by ICO under the Securities Act of the ICO Common Stock included in the Merger Consideration.

NO APPRAISAL RIGHTS

     Neither the shareholders of Wedco nor the shareholders of ICO will have dissenters' or appraisal rights with respect to the Merger. See "THE MERGER AGREEMENT -- No Appraisal Rights."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF ICO AND WEDCO

     The Boards of Directors of ICO and Wedco each believe that the terms of the Merger are in the best interests of their respective shareholders and each have unanimously approved the Merger Agreement and the transactions contemplated thereby. The Boards of Directors of ICO and Wedco each recommend that their respective shareholders vote, in the case of ICO, for approval of the Share Issuance and the Charter Amendment and, in the case of Wedco, for approval of the Merger Agreement. See "THE MERGER -- Background of the Merger; ICO's Reasons for the Merger; Wedco's Reasons for the Merger."

ELECTION OF MERGER CONSIDERATION BY SHAREHOLDERS OF WEDCO


     If the Merger is consummated, shareholders of Wedco will be required to elect on a Letter of Transmittal to be provided whether they desire to receive the Cash/Stock Consideration or the Stock Consideration. IF NO ELECTION IS MADE WITH RESPECT TO A SHARE OF WEDCO COMMON STOCK WITHIN THIRTY DAYS AFTER THE DATE THE LETTER OF TRANSMITTAL IS MAILED, THE HOLDER OF SUCH SHARE WILL BE DEEMED TO HAVE ELECTED THE STOCK CONSIDERATION. See "WEDCO SPECIAL MEETING -- Election of Merger Consideration by Shareholders of Wedco."

                                   ICO, INC.
         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     The following unaudited pro forma financial information, including the notes thereto, give effect to the Merger and are qualified in their entirety by reference to, and should be read in conjunction with the historical consolidated financial statements and the notes thereto of ICO and Wedco incorporated herein by reference.


     The pro forma combined financial statements are based on the purchase method of accounting. The unaudited pro forma consolidated condensed balance sheet assumes the Merger was consummated as of December 31, 1995 and the unaudited pro forma consolidated condensed statements of income assume the Merger was consummated as of the beginning of each of the periods presented.


     The pro forma data is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated at the dates indicated, nor is such data necessarily indicative of future operating results or financial position. There is no assurance that similar results will be achieved in the future.


                                                                   THREE
                                                                  MONTHS
                                                                   ENDED        YEAR ENDED
                                                                 DECEMBER        SEPTEMBER
                                                                    31,             30,
    INCOME STATEMENT(1)                                            1995            1995
    -------------------                                         -----------     -----------
    Revenue...................................................  $    31,743     $   133,295
                                                                -----------     -----------
    Gross Profit..............................................       10,020          45,487
    Income before depreciation, interest and taxes............        4,317          20,807
    Income before interest and taxes..........................        1,797          11,389
    Interest, net.............................................          143             717
                                                                -----------     -----------
    Income before taxes.......................................        1,654          10,672
    Income taxes..............................................          767           4,738
                                                                -----------     -----------
    Net income(2).............................................          887           5,934
    Preferred stock dividends.................................          544           2,176
                                                                -----------     -----------
    Net income available for common stockholders..............          343           3,758
                                                                ===========     ===========
    Earnings per share(2).....................................  $       .02     $       .21
                                                                ===========     ===========
    Weighted average common shares outstanding................   17,797,304      17,571,783
                                                                ===========     ===========



                                                                                 AS OF
                                                                               DECEMBER
                                                                                  31,
    BALANCE SHEET(1)                                                             1995
    ----------------                                                          -----------
    Cash and Cash Equivalents...............................................       14,271
    Working Capital.........................................................       26,095
    Property, Plant and Equipment, net......................................       77,305
    Total Assets............................................................      163,636
    Long-Term Debt..........................................................       15,931
    Stockholders' Equity....................................................      123,583
    Book Value per common share(3)..........................................         5.13
    Shares outstanding......................................................   17,789,841


---------------

(1) Unaudited pro forma selected income statements and balance sheet data has been derived from the Unaudited Pro Forma Condensed Combined Financial Statements appearing elsewhere in this Joint Proxy Statement/Prospectus.


(2) In fiscal year 1995, $.30 of ICO's $.41 earnings per share were attributable to its recognition of certain tax benefits. During the quarter ended December 31, 1995, $.06 of ICO's $.11 earnings per share were attributed to the recognition of net operating loss carry forward benefits. While ICO will continue to realize a cash savings from $8,085,000 (i.e., a tax benefit of $2,830,000) in net operating loss carry forwards (at December
    31, 1995) for tax purposes after the Merger, future benefits resulting from the utilization of these loss carry forwards will no longer be recognized in the income statements prepared in accordance with generally accepted accounting principles. See "COMPARATIVE PER SHARE DATA", "RISK
    FACTORS -- Effect of Merger on Income Statement" and "Notes to Unaudited
    Pro Forma Condensed Financial Statements -- Note 3 -- Pro Forma
    Adjustments."



(3) Calculated as pro forma stockholders equity of $123,583 less liquidation preference of ICO's preferred shares outstanding of $32,250 divided by pro forma common shares outstanding of 17,789,841 at December 31, 1995.

                                 CAPITALIZATION

                               DECEMBER 31, 1995

                                 (IN THOUSANDS)


                                                       HISTORICAL                        ICO/WEDCO
                                                    -----------------                    PRO FORMA
                                                      ICO      WEDCO    ADJUSTMENTS(1)   COMBINED
                                                    -------   -------   --------------   ---------
Current portion of long-term debt.................      598     1,647                       2,245
                                                    -------   -------                    ---------
Long-term debt....................................    1,059    14,872                      15,931
                                                    -------   -------                    ---------
Stockholders' Equity
  Preferred Stock.................................       13                                    13
  Common Stock....................................   35,237       409            89        35,326
                                                                               (409)
  Additional paid-in capital......................   55,988    11,159        48,389       104,377
                                                                            (11,159)
  Cumulative translation adjustment...............     (117)    1,650        (1,650)         (117 )
  Retained earnings (deficit).....................  (16,016)   17,434       (17,434)      (16,016 )
  Treasury Stock..................................             (3,278)        3,278
                                                    -------   -------                    ---------
          Total Stockholders' Equity..............   75,105    27,374                     123,583
                                                    -------   -------                    ---------
TOTAL CAPITALIZATION..............................  $76,762   $43,893                    $141,759
                                                    =======   =======                    ==========


---------------

(1) See unaudited pro forma financial statements and related notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

                                   ICO, INC.


                      SELECTED CONSOLIDATED FINANCIAL DATA



                                                  THREE MONTHS
                                               ENDED DECEMBER 31,                     YEAR ENDED SEPTEMBER 30,
                                              ---------------------   ---------------------------------------------------------
                                               1995(4)      1994       1995(1)     1994(1)      1993       1992(2)      1991
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Exploration Sales and Services............  $   8,364   $   7,627   $  34,953   $  30,096   $  25,290   $  12,171   $  13,018
  Production Sales and Services.............      7,176       7,256      28,749      28,919      24,936      18,569      19,667
  Corrosion Control Services................      5,560       4,518      20,562      14,549       9,991       3,895       4,805
  Other sales and services..................        651         834       3,623       2,406          --          --          --
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
        Total revenues......................  $  21,751   $  20,235   $  87,887   $  75,970   $  60,217   $  34,635   $  37,490
                                               ========    ========    ========    ========    ========    ========    ========
Gross Profit................................  $   6,606   $   5,943   $  28,002   $  21,779   $  17,355   $  10,482   $  12,755
Selling, general and administrative
  expenses..................................      4,054       3,767      17,840      15,202      12,730       8,055       9,320
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before interest, taxes, depreciation
  and amortization, unusual and
  extraordinary items.......................      2,552       2,176      10,162       6,577       4,625       2,427       3,435
Depreciation and amortization...............      1,339       1,223       5,112       4,357       3,669       2,616       2,864
Interest (income) expense, net..............       (376)       (282)     (1,307)       (431)      2,352         740         632
Unusual items...............................         --          --          --          --         605        (467)      4,108
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before income taxes and
  extraordinary item........................  $   1,589   $   1,235   $   6,357   $   2,651   $  (2,001)  $    (462)  $  (4,169)
                                               ========    ========    ========    ========    ========    ========    ========
Income Taxes................................         89          30         567          55          --          --          --
Net income (loss)...........................  $   1,500   $   1,205   $   5,790   $   1,225   $  (2,001)  $    (383)  $  (3,562)
Preferred dividends.........................        544         544       2,176       1,826          --          --          --
Net income (loss) available for common
  shareholders..............................        956         661       3,614        (601)     (2,001)       (383)     (3,562)
                                               ========    ========    ========    ========    ========    ========    ========
EARNINGS (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARE:
Income (loss) before extraordinary item.....  $     .11   $     .08   $     .41   $     .09   $    (.49)  $    (.15)  $   (1.48)
Net income (loss)...........................  $     .11   $     .08   $     .41   $    (.08)  $    (.49)  $    (.12)  $   (1.27)
Cash dividends declared.....................  $     .05          --          --          --          --          --          --
Weighted average shares outstanding.........  8,908,797   8,610,168   8,709,303   8,299,559   4,052,325   3,093,964   2,809,088
BALANCE SHEET DATA:
Working capital.............................  $  37,222   $  37,780   $  37,284   $  37,656   $  17,787   $   3,321   $   4,019
Property, plant and equipment, net..........     30,689      27,882      29,824      27,513      24,431      25,435      18,529
        Total assets........................     87,858      81,312      88,183      78,969      51,353      40,713      27,491
Long-term debt..............................      1,059         451       1,047         456      10,676      19,376      13,685
Stockholders' Equity........................     75,205      70,031      74,471      69,204      32,293      10,304       7,928
OTHER FINANCIAL INFORMATION:
Capital expenditures(3).....................  $   2,264   $   1,296   $   5,838   $   4,782   $   2,252   $     642   $   1,344
Common stock dividends......................        447          --          --          --          --          --          --


---------------


(1) See discussion of fiscal year acquisitions in Item 7 of ICO's Annual Report on Form 10-K for the fiscal year ended September 30, 1995.



(2) Due to the completion of the acquisition of Baker Hughes Tubular Services, Inc. on September 30, 1992, the result of such acquisition is reflected in the balance sheet data at September 30, 1992, but not in the income statement data for the year ended September 30, 1992.



(3) Consists of cash used for capital expenditures, excluding property, plant and equipment obtained in acquisitions.



(4) See "RISK FACTORS -- Risk Factors Relating to ICO -- Legal Proceedings."

                             WEDCO TECHNOLOGY, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                    NINE MONTHS ENDED
                                      DECEMBER 31,                         YEAR ENDED MARCH 31(1),
                                  ---------------------   ---------------------------------------------------------
                                    1995        1994        1995        1994        1993        1992        1991
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Net Revenues....................  $  32,119   $  31,843   $  43,575   $  38,307   $  32,817   $  30,292   $  29,099
Operating income, before other
  income (expenses) and income
  taxes.........................      2,713       4,764       6,626       5,493       4,080       3,888       4,076
Income before income taxes......      1,273       4,253       6,059       4,964       3,578       3,013       2,105
Net income......................        694       2,802       3,906       3,354       2,540       2,013       1,416
EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE:
Net income per common share.....  $     .19   $     .78   $    1.08   $     .94   $     .71   $     .58   $     .40
Average common shares
  outstanding...................  3,629,391   3,607,850   3,611,150   3,580,998   3,575,184   3,494,934   3,535,385
BALANCE SHEET DATA:
Working capital.................  $  (1,827)  $   1,463   $     663   $     704   $   1,193   $     698   $   1,713
Property, plant and
  equipment -- net..............     39,028      33,407      37,217      30,024      29,031      25,898      25,989
Total Assets....................     56,818      52,886      57,993      48,209      45,432      41,009      40,209
Long-term debt, less current
  maturities....................     14,872      15,570      15,721      15,404      17,770      16,881      18,573
Stockholders' Equity............     27,374      25,819      27,110      21,597      18,507      15,765      13,631


---------------

(1) Amounts have been stated to reflect the 5% and 10% stock dividends distributed on September 30 and March 24, 1994, respectively.

                           COMPARATIVE PER SHARE DATA


     The following table presents certain unaudited per share data derived from historical financial statements of ICO and Wedco and pro forma per share data, adjusted to reflect the consummation of the Merger. This pro forma information is not necessarily indicative of actual or future operating results or financial position that would occur upon consummation of the Merger. The equivalent pro forma combined data per share of Wedco is based upon a conversion ratio of 2.456 shares of ICO Common Stock for each share of Wedco Common Stock. The conversion ratio assumes that Wedco shareholders owning 60% of the outstanding shares of Wedco Common Stock will select the Cash/Stock Consideration and the remaining shareholders of Wedco will select the Stock Consideration. See "THE
MERGER -- Merger Consideration." This information should be read in conjunction with the pro forma financial information appearing herein under "Unaudited Pro Forma Financial Information" and the separate historical consolidated financial statements of ICO and Wedco which are included herein or annexed hereto. Prior to December 31, 1995, no dividends had been paid on ICO Common Stock or Wedco Common Stock. See "SUMMARY -- Dividend Policy."



                                                                  YEAR ENDED      QUARTER ENDED
                                                                 SEPTEMBER 30,    DECEMBER 31,
                              ICO(1)                                 1995             1995
    -----------------------------------------------------------  -------------    -------------
    Income from continuing operations..........................      $0.41            $0.11
    Cash dividends declared....................................         --              .05
    Book Value per common share at period end..................       4.75             4.80



                                                                TWELVE MONTHS
                                                                    ENDED        QUARTER ENDED
                                                                SEPTEMBER 30,    DECEMBER 31,
                             WEDCO(2)                               1995             1995
    ----------------------------------------------------------  -------------    -------------
    Income from continuing operations.........................      $0.74            $0.00
    Cash dividends declared...................................         --              .05
    Book Value, per share at period end.......................       7.69             7.67



                                                                                  QUARTER ENDED
                                                                                  DECEMBER 31,
                     PRO FORMA COMBINED(1)(3)                                         1995
    -----------------------------------------------------------   YEAR ENDED      -------------
                                                                 SEPTEMBER 30,
                                                                     1995
                                                                 -------------
                                                                  (UNAUDITED)
    Income from continuing operations..........................      $0.21            $0.02
    Cash dividends declared....................................         --              .05
    Book Value at period end...................................       4.99             5.13



                                                                  YEAR ENDED      QUARTER ENDED
                   EQUIVALENT PRO FORMA COMBINED                 SEPTEMBER 30,    DECEMBER 31,
                      PER WEDCO COMMON SHARE                         1995             1995
    -----------------------------------------------------------  -------------    -------------
    Income from continuing operations..........................     $   .52           $ .05
    Cash dividends declared....................................                         .12
    Book Value at period end...................................       12.26           12.60


---------------


(1) In fiscal year 1995, $0.30 of ICO's $0.41 earnings per share were attributable to its recognition of certain tax benefits. During the quarter ended December 31, 1995, $.06 of ICO's $.11 earnings per share were attributable to the recognition of net operating loss carry forward benefits. While ICO will continue to realize a cash savings from $8,085,000 (i.e., a tax benefit of $2,830,000) in net operating loss carry forwards (at September 30, 1995) for tax purposes after the Merger, future benefits resulting from the utilization of these loss carry forwards will no longer be recognized in the income statements prepared in accordance with generally accepted accounting principles. See "RISK FACTORS -- Effect of Merger on Income Statement" and "Notes to Unaudited Pro Forma Condensed Financial Statements -- Note 3 -- Pro Forma Adjustments."

(2) Wedco amounts were derived from the unaudited quarterly financial statements of Wedco for the applicable period to conform to ICO's fiscal year end.
(3) Derived from the unaudited pro forma financial statements and related notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

                         COMPARATIVE MARKET PRICE DATA


     ICO Common Stock and Wedco Common Stock are traded on the Nasdaq Stock Market. The following table sets forth the high and low closing prices of ICO Common and Wedco Common Stock as reported on the Nasdaq Stock Market for the calendar periods indicated.



                                                       ICO COMMON          WEDCO
                                                         STOCK         COMMON STOCK
                                                      ------------     -------------
                                                      HIGH     LOW     HIGH     LOW
                                                      ----     ---     ----     ----
Calendar 1993
  First Quarter......................................  8 1/8   3 7/16  16 3/4    9 1/4
  Second Quarter.....................................  8 1/2   6 7/8   11        7
  Third Quarter......................................  9 3/4   6 1/4   10 1/4    6 3/4
  Fourth Quarter..................................... 10       5 3/4   11        8
Calendar 1994
  First Quarter......................................  9 1/4   6 3/4   13        9
  Second Quarter.....................................  7 1/4   4 1/4   13 1/4   10
  Third Quarter......................................  5 3/4   4 1/4   13        9 1/2
  Fourth Quarter.....................................  5 3/8   3 3/4   10 3/4    9 1/2
Calendar 1995
  First Quarter......................................  6       3 3/4   11 1/2    9 5/8
  Second Quarter.....................................  6 1/4   5 1/8   10 3/4    9 1/2
  Third Quarter......................................  5 7/8   4 5/8   14        9 3/8
  Fourth Quarter.....................................  5 1/2   4 1/2   15 1/2   10 1/4
Calendar 1996
  First Quarter (through March 14, 1996).............  5 7/8   4 7/8   15       12 1/4



     On December 8, 1995, the last full trading day before the public announcement of the execution and delivery of the Merger Agreement, the last reported sale price of ICO Common Stock was $5.375 and the last reported sale price of Wedco Common Stock was $10.875. On March 14, 1996, the last reported sales prices were $5.25 for ICO and $13.25 for Wedco. Shareholders of ICO and Wedco are urged to obtain current market quotations for the ICO Common Stock and Wedco Common Stock.


DIVIDEND POLICY


     On November 1, 1995, ICO established a quarterly dividend of $0.05 per share of ICO Common Stock. Prior to such time, ICO had not paid dividends on its common stock. The first dividend was paid on December 31, 1995 to shareholders of ICO of record on December 21, 1995. On March 7, 1996, ICO declared a quarterly dividend of $0.05 per share of ICO Common Stock payable April 1, 1996 to shareholders of record on March 18, 1996. Following the Merger, if consummated, ICO intends to continue payment of comparable quarterly dividends on ICO Common Stock; however, no payment of dividends on the Common Stock can be made until and unless dividends have been paid on the Preferred Stock (as hereinafter defined). Furthermore, the payment of dividends on the Common Stock will depend upon, among other things, future earnings, capital requirements, the general financial condition of ICO, general business conditions and other factors. See "RISK FACTORS -- Risk Factors Relating to the Merger-Restrictions on Payment of Dividends."


     During Wedco's fiscal years ended March 31, 1995, 1994 and 1993, Wedco did not declare or pay any cash dividends. On September 30, 1994, Wedco distributed a 5% stock dividend to its shareholders. On March 24, 1994, Wedco distributed a 10% stock dividend to its shareholders.

                                  INTRODUCTION


     This Joint Proxy Statement/Prospectus is being furnished to shareholders of ICO in connection with the solicitation of proxies by the ICO Board of Directors for use at the ICO Special Meeting to be held at the Wyndham Greenspoint Hotel, 1240 Greenspoint Drive, Houston, Texas on Monday, April 29, 1996 at 10:00 a.m., Central Standard Time, and any postponement or adjournment thereof.



     This Joint Proxy Statement/Prospectus is also being furnished to shareholders of Wedco in connection with the solicitation of proxies by the Wedco Board of Directors for use at the Wedco Special Meeting to be held at Wedco's corporate headquarters at Route 173, West Portal, New Jersey 08802 on Monday, April 29, 1996 at 10:00 a.m., Eastern Standard Time, and any postponement or adjournment thereof.


     At the ICO Special Meeting, ICO shareholders will be asked to approve the Share Issuance and the Charter Amendment. Approval of the Charter Amendment is not a condition to the consummation of the Merger.

     At the Wedco Special Meeting, Wedco shareholders will be asked to approve the Merger Agreement. The Merger Agreement provides for the acquisition by ICO of all the outstanding Wedco Common Stock by means of the merger of Wedco with and into W Acquisition Corp., a wholly-owned subsidiary of ICO. W Acquisition Corp. would survive the Merger as a wholly-owned subsidiary of ICO and would change its corporate name in connection therewith to "Wedco Technology, Inc."

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of ICO with respect to up to 10,132,609 shares of ICO Common Stock issuable to Wedco shareholders pursuant to the Merger Agreement.

                                  RISK FACTORS

     In considering whether to approve the Share Issuance or to approve and adopt the Merger Agreement, as the case may be, the shareholders of ICO and Wedco should consider carefully the following matters.

RISK FACTORS RELATING TO ICO

  Industry Conditions


     Demand for ICO's products and services depends primarily on the level of oil and gas drilling and production activity, including the level of workover activity. These activities have been, and will continue to be, influenced by factors that have rendered the market for ICO's products and services somewhat volatile; over which ICO has no control. These factors include the price and availability of oil and gas, exploration and production capital expenditures by major and independent oil and gas companies, the ability of the members of the Organization of Petroleum Exporting Countries to maintain price stability through voluntary production limits, worldwide demand for oil and gas and general economic and political conditions. In particular, demand for ICO's internal coating services and used tubular and sucker rod services tends to fluctuate with the price of oil and the level of workover activity, and demand for ICO's new tubular services tends to fluctuate with the domestic drilling rig count. Domestic drilling activity declined significantly over the several years culminating in June 1992 when the average monthly rig count reached a post-World War II low of 596 rigs. Since June 1992, the rig count has tended to fluctuate in a range of approximately 600 rigs to approximately 900 rigs, depending on demand, seasonal conditions and other factors. As of March 8, 1996, the domestic rig count was 719. There can be no assurance that detrimental industry factors will not adversely impact ICO's business.


  Recent Losses and Financial Condition


     ICO reported net losses in fiscal years 1991, 1992 and 1993. The restructuring of ICO's management commenced early in fiscal year 1994. See
"-- Risk Factors Relating to the Merger -- Control of the Combined Company after the Merger." ICO reported net profits in fiscal years 1994 and 1995. ICO's net profit for the fiscal year ended September 30, 1995 was $5,790,000. There can be no assurance that ICO will be profitable in the future.


  Environmental Regulations

     ICO's services routinely involve the handling of chemical substances and waste materials, some of which may be considered to be hazardous wastes. ICO is subject to numerous local, state and federal laws and regulations concerning the use and handling of hazardous materials and restricting releases of pollutants and contaminants into the environment. Many of these laws and regulations provide for strict liability for the costs of cleaning up contamination resulting from releases of regulated materials into the environment. ICO's insurance policies do provide coverage for environmental or other damages caused as a result of, among other things, defective casing or tubing inspected by ICO. Although management of ICO believes that ICO is in substantial compliance with these laws and regulations and also believes continued compliance with existing laws and regulations and estimated capital expenditures for environmental remediation will not have a material adverse effect on ICO's results of operations or financial condition, there can be no such assurance that such an effect will not occur. See "-- Legal Proceedings."

  Competition

     The principal competitive factors in ICO's business are price, availability and quality of service. Consolidation in the tubular inspection, reconditioning and coating industry has resulted in the elimination of many of ICO's competitors and reduced ICO's competition in some product lines in some markets to a single competitor. This consolidation has reduced the capacity which exists in the domestic market to some extent, but the tubular inspection, reconditioning and coating industry continues to be highly competitive. ICO's ability to compete effectively is also dependent upon timely and reliable performance of its services at competitive rates. If the level of domestic exploration and production-related activity declines, the prices received by ICO for its services could be adversely affected. Further, ICO's ability to use certain technology granted under a license in connection with the acquisition of Baker Hughes Tubular Services, Inc. ("BHTS") on September 30, 1992 is restricted in most foreign markets. There can be no assurance ICO will not encounter increased competition which could adversely affect its business, results of operation or financial condition.


  Legal Proceedings


     ICO is a named defendant in thirteen suits involving fourteen plaintiffs, filed between June 1988 and February 1996, for personal injury claims alleging exposure to silica resulting in silicosis-related disease. ICO is generally protected under workers' compensation law from claims under these suits except to the extent a judgment is awarded against ICO for intentional tort. In 1994, ICO was dismissed without liability from two suits alleging intentional tort against ICO for silicosis-related disease. In fiscal 1993, ICO settled two other suits, both of which alleged wrongful death caused by silicosis-related diseases, which resulted in a total charge of $605,000. Two of the pending personal injury cases involve three alleged silicosis-related deaths, which are premised upon allegations of gross negligence. The standard of liability applicable to the remainder of the pending cases is intentional tort, a stricter standard than the gross negligence standard applicable to the wrongful death cases. ICO and its counsel cannot at this time predict with any reasonable certainty the outcome of any of the remaining suits. Except as described below, ICO does not believe, however, that such suits will have a material adverse effect on the financial conditions or results of operations of ICO. ICO does have in effect general liability and employer's liability insurance policies applicable to the referenced suits; however, ICO has been advised by each of the involved insurance carriers of a reservation of rights with regard to policy obligations pertaining to the suits because of various exclusions in the policies, with the exception of a consolidated wrongful death case filed in February 1996 by the heirs of two former employees, but not yet served upon ICO, as to which no position has been asserted by the pertinent insurance carriers. If an adverse judgment is obtained against ICO in any of the referenced suits which is ultimately determined not to be covered by insurance, the amount of such judgment could have a material adverse effect on the financial condition or results of operations of ICO.


     In connection with ICO's acquisition of BHTS in September 1992, Baker Hughes, Incorporated ("Baker Hughes") agreed to reimburse ICO for 50% of BHTS environmental remediation costs in excess of $318,000, with Baker Hughes' total reimbursement obligation being limited to $1,000,000. BHTS is a responsible party at two hazardous waste disposal sites that are currently undergoing remediation pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, the French Limited site northeast of Houston, Texas, and the Sheridan site near Hempstead, Texas. Based on the relatively advanced status of the remediation at these sites and BHTS's minimal contribution of wastes at each site, management believes that ICO's future liability under the agreement with Baker Hughes with respect to these two sites will not be material to ICO.

RISK FACTORS RELATING TO WEDCO

  Cyclicality of Business


     Wedco's business cycles are created by changes in the cost of the plastic pellets produced by the major petrochemical companies; as a result, the cycles are relatively unpredictable. Because plastic pellets are fungible, the various producers of plastic pellets tend to charge substantially similar prices. When resin prices are increasing, users often build inventories to hedge against further price increases, with the result that Wedco's processing activity also increases. When prices decline, customers of the petrochemical companies often delay purchasing resin and utilize existing inventory in the anticipation of price reductions, thus reducing requirements for Wedco's processing. Wedco's customers, in most cases, are the major petrochemical companies which produce these materials.

  Foreign Currency Translation


     The fluctuations of the U.S. dollar against certain foreign currencies, particularly the Dutch guilder and British pound, impact the translation of revenue and income of Wedco's foreign subsidiaries into U.S. dollars. Such fluctuations may be significant and may have a material effect on Wedco's financial statements, which may be positive or negative in any given period. The increases (decreases) in certain income statement accounts resulting from these fluctuations as shown on Wedco's Consolidated Statements of Income over the past two fiscal years are as follows:


                                                                      YEARS ENDED MARCH 31,
                                                                  -----------------------------
                                                                  1995 VS. 1994   1994 VS. 1993
                                                                  -------------   -------------
    Net revenues................................................   $ 1,183,000     $ (1,174,000)
    Operating income............................................       228,000         (197,000)
    Pre-tax income..............................................       210,000         (155,000)
    Net income..................................................       147,000         (131,000)

     Gains and losses from the translation of certain balance sheet accounts are not included in determining net income, but are accumulated as a separate component of shareholders' equity. These unrealized gains and losses are also subject to deferred income taxes. As a result of the dollar's fluctuation against the Dutch guilder and British pound and changes in the net assets of foreign subsidiaries, shareholders' equity increased, net of deferred income taxes, by $1,349,000 in fiscal 1995.

  Competition

     In its basic business of plastics grinding, Wedco's primary competitors in the U.S. are smaller, local firms that lack the multiple plant locations, technology and/or production capacity of Wedco. More substantial competition in size-reduction services of plastics exists in Europe. End users of ground plastic pellets may also perform grinding services themselves rather than purchase materials that have been ground by outside contractors. Due to Wedco's technical expertise and equipment manufacturing capabilities, Wedco believes that it can provide plastics grinding services at a lower cost than most of its customers and competitors. In addition, Wedco's ability to provide convenient service to its customers is greatly enhanced due to its network of facilities throughout North America and Western Europe. Wedco also experiences greater competition in its other major processing service sectors, such as cryogenic grinding, air-jet milling and compounding.

     Wedco also manufactures grinding equipment. Until recently, it supplied virtually all of such equipment for the North American market. However, competition in the manufacturing and sale of such equipment has developed.


  Decline in Earnings in Fiscal 1996



     Wedco reported an increase of less than 1% and a decrease of 13.5% in net revenues for the nine-month and three-month periods ended December 31, 1995, respectively, when compared to the same periods in fiscal 1995. Operating income decreased by 43.1% and 72.6% during these same periods, respectively. The cyclical downturn in the worldwide plastics industry experienced during the current fiscal year resulted in declines in the utilization of machinery and equipment and an increase in unit costs as a result of the inability to spread certain fixed costs over as many units. Furthermore, a portion of the increase in revenues reported during the nine-month period ended December 31, 1995, is attributed to an increase in compounding sales rendered by Wedco's Dutch subsidiary. Such compounding revenues yield lower margins than traditional processing services. Income from Wedco's investment in joint ventures decreased from $450,535 to $61,734 and increased from $94,415 to $151,325 during the nine-month and three-month periods ended December 31, 1995, respectively, the decrease resulting primarily from a decline in earnings experienced by Wedco's Canadian joint venture. See "-- Recent Results in Joint Ventures." Interest expense increased 10.7% and 12.7% during the nine-month and three-month periods, respectively, when compared to the same periods of fiscal 1995. The decreases in operating income and joint venture earnings, coupled with an increase in other expenses, resulted in a 75.2% and 99.6% decline in net income for the nine-month and three-month periods ended December 31, 1995, respectively, when compared to the same periods of the prior fiscal year. There can be no assurance that such decreases in operating income and joint venture earnings and increase in expenses will not continue. See Wedco's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 annexed hereto as Annex E.



  Recent Results of Joint Ventures



     Income from Wedco's investment in joint ventures decreased from $450,535 to $61,734, or 86.3% and increased from $94,415 to $151,325, 60.3%, during the nine-month and three-month periods ended December 31, 1995, respectively, when compared to the same periods of the prior year. The increase in income to $151,325 for the three-month period ended December 31, 1995 from $94,000 for the corresponding period in the prior year, and increase of approximately $57,000, 60.3%, is not necessarily indicative of future results. Both of Wedco's joint ventures reported a decline in earnings during the nine-month and three-month periods. In France, Micronyl-Wedco S.A.'s earnings have been affected by the current decline in the plastics industry, resulting in a decrease in the volume of materials processed during the current period. In Canada, WedTech Inc.'s ("WedTech") earnings have been negatively impacted significantly by ongoing costs associated with its sales, marketing and administrative office in Toronto, Canada and repetitive monthly losses associated with its research and production facility in Dewey, Oklahoma. Furthermore, the current market for grinding and compounding services in Canada has become increasingly competitive and these revenues are yielding lower margins than in prior periods. Under the equity method of accounting, net revenues of the joint ventures are not included in the consolidated net revenues of the Company. There can be no assurance that such declines in earnings from Wedco's investment in joint ventures will not continue. See "THE COMPANIES -- Wedco -- Recent Litigation" with respect to an action commenced by Wedco against WedTech and certain persons affiliated with WedTech.



  Other Contingent Liabilities


     In conjunction with the sale of real estate owned by a former subsidiary, the New Jersey Department of Environmental Protection and Energy ("DEPE") issued an Administrative Consent Order ("ACO") to Wedco, under the New Jersey Environmental Cleanup Responsibility Act ("ECRA"). Under ECRA, property title cannot pass to a new owner until the DEPE is satisfied that the property meets defined environmental standards or an ACO has been issued. Under the terms of the ACO, Wedco is required to clean this site.


     Inspections have shown the groundwater at this site contains contaminates which must be removed. Accordingly, a remediation plan was prepared and subsequently approved by the DEPE. Wedco has established reserves of $1,400,000 for costs related to cleanup activities, of which approximately $1,129,163 has been paid as of December 31, 1995. Recent sampling results indicate that Wedco's groundwater remediation program is working effectively to reduce the level of groundwater contamination. Expenses in excess of what Wedco has recorded could be incurred due to the inherent uncertainty surrounding the extent of contamination, the complexity of governmental regulations and their interpretations, and the varying costs and effectiveness of cleanup technologies. However, Wedco believes that its reserve is sufficient.


RISK FACTORS RELATING TO THE MERGER

  Control of the Combined Company After the Merger


     Five of ICO's six directors are currently associated with Pacholder Associates, Inc., an investment advisory firm headquartered in Cincinnati, Ohio, or USF&G Pacholder Fund, Inc., an affiliate of Pacholder Associates, Inc. After the Merger, these persons will constitute five of the combined company's nine directors. See "MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER." Because they will continue to constitute a majority of the combined company's Board of Directors after the Merger, these persons will collectively be in a position to direct the business and policies of the combined company and take certain actions without the necessity of obtaining the vote of other shareholders, such as approving mergers, to the extent authorized by the Texas Business Corporation Act.

     Four of these five directors (Dr. Asher O. Pacholder, Sylvia A. Pacholder, Robin E. Pacholder and William J. Morgan), together with Pacholder Associates, Inc. and certain Wedco shareholders with whom these persons will enter into a Shareholders Agreement, may own a number of shares of the combined company's Common Stock sufficient to control the election of the combined company's Board of Directors. See "THE MERGER AGREEMENT -- Ancillary Agreements -- Shareholders Agreement."


  Fixed Exchange Ratio Despite Change in Relative Stock Prices

     The Merger Consideration is expressed in the Merger Agreement as a fixed ratio. Accordingly, the Merger Consideration will not be adjusted in the event of any increase or decrease in the price of either ICO Common Stock or Wedco Common Stock unless the weighted average of the closing prices for ICO Common Stock on the Nasdaq Stock Market for the last five trading days immediately preceding the Effective Time is less than $4.00 per share. See "THE MERGER AGREEMENT -- Conditions." The price of ICO Common Stock at the Effective Time may vary from its price at the date of this Joint Proxy Statement/Prospectus and at the dates of the Special Meetings. Such variations may be the result of changes in the business, operations or prospects of ICO or Wedco, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the Special Meetings, there can be no assurance that the price of ICO Common Stock on the dates of the Special Meetings will be indicative of its price at the Effective Time. The Effective Time will occur as soon as practicable following the Special Meetings and the satisfaction or waiver of the other conditions set forth in the Merger Agreement. Shareholders of ICO and Wedco are urged to obtain current market quotations for ICO Common Stock and Wedco Common Stock. See "THE MERGER AGREEMENT -- Conditions."


  Management after the Merger; Competition from Former Wedco Management



     The Merger involves the integration of two companies that have previously operated independently. ICO and Wedco operate in different industries with different operating, technical and competitive conditions. ICO's operations are conducted primarily in the United States and Canada, whereas Wedco has substantial European operations. Two of the six members of Wedco's senior management, William E. Willoughby, Wedco's founder and its current Chairman of the Board and Chief Executive Officer, and William C. Willoughby, Director and Executive Vice President, will retire from Wedco if the Merger is approved. Management of the combined company will be controlled by current ICO management. There can be no assurance that management will be successful, after the Merger, in managing the combined company or operating it in a profitable manner. See
"-- Control of the Combined Company after the Merger."



     William C. Willoughby is also the owner of a company engaged in the business of providing plastic grinding services with annual revenues estimated by Wedco of approximately $1,600,000. Mr. Willoughby and that company will not be subject to any restrictions concerning competition with the combined company following the Merger.


  Uncertainties of Achieving Cost Savings

     In determining that the Merger is advisable and in the best interests of its shareholders, each of the ICO Board and the Wedco Board considered opportunities for cost savings and other benefits expected to result from the consummation thereof. While ICO and Wedco expect to achieve cost savings as a result of the Merger, no assurance can be given that difficulties will not be encountered in integrating the operations of ICO and Wedco or that the benefits expected from such integration will be realized. Any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on the business, results of operations or financial condition of the combined company.

  Effect of Merger on Income Statement

     In fiscal year 1995, ICO recognized on its income statement significant tax benefits relating to the reversal of the valuation allowance on certain deferred tax assets and also relating to the utilization of net operating loss carry forwards. See "Notes to Unaudited Pro Forma Condensed Financial Statements -- Note 3 -- Pro Forma Adjustments." As a result of the Merger, the combined company will no longer be able to recognize these benefits on its income statement, although this will not affect the availability of these benefits for income tax purposes. This will reduce the combined company's net income and per share earnings relative to ICO's recent net income and per share earnings and such reduction will be significant. See "SUMMARY -- Comparative Per Share Data" and -- Unaudited Pro Forma Financial Information."

  Increased Debt Obligations


     As of December 31, 1995, ICO had total indebtedness (including total short-term and long-term debt) of approximately $1,657,000. On a pro forma basis after giving effect to the Merger, ICO's total indebtedness as of December 31, 1995, would have been $21,894,000 and its net interest expense would have been $143,000 for the fiscal quarter ended December 31, 1995.


  Restrictions on Payment of Dividends


     The ICO Common Stock to be issued in the Merger will rank junior as to dividends and upon any liquidation, dissolution or winding up of ICO to ICO's 1,290,000 outstanding Depositary Shares, each of which represents 1/4 of a share of $6.75 Convertible Exchangeable Preferred Stock (the "Preferred Stock"). See "DESCRIPTION OF ICO CAPITAL STOCK -- ICO Preferred Stock." Dividends payable on the Preferred Stock total $2,176,875 per year. Unless all Preferred Stock dividends have been paid, no cash dividends may be paid on shares of ICO Common Stock. Under Texas law, ICO may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Texas Business Corporation Act. As of December 31, 1995, ICO had available surplus of approximately $39,855,000 (or approximately $88,244,000 after giving pro forma effect to the Merger).


  Shares Eligible for Future Sale

     Future sales of substantial amounts of ICO Common Stock in the public market could adversely affect the prevailing market price of the ICO Common Stock.


     Pacholder Associates, Inc. and certain of the officers, directors and principal shareholders of ICO associated with Pacholder Associates, Inc. beneficially own an aggregate of 1,075,213 shares of ICO Common Stock, or approximately 5.7% and 6.4% of the outstanding ICO Common Stock, after the Merger, assuming all Wedco shareholders elect to receive the Stock Consideration and the Cash/Stock Consideration respectively. Additionally, William E. Willoughby, William C. Willoughby, and members of their families will own 5,472,373 and 4,299,722 shares of ICO Common Stock, or approximately 28.9% and 25.6% of the ICO Common Stock outstanding after the Merger, assuming all Wedco shareholders, including them, elect to receive the Stock Consideration and Cash/Stock Consideration respectively.



     ICO has outstanding the Depositary Shares as well as warrants and stock options that are convertible or exercisable, as the case may be, into an aggregate of 3,534,600 shares of ICO Common Stock, or approximately 15.7 and 17.4% of the ICO Common Stock outstanding after the Merger, assuming all Wedco shareholders elect to receive the Stock Consideration and Cash/Stock Consideration respectively. See "DESCRIPTION OF ICO CAPITAL STOCK -- ICO Depositary Shares and -- ICO Options and Warrants." ICO has filed with the Commission registration statements, which in the aggregate, register 976,591 shares of ICO Common Stock which may be issued pursuant to exercise of the stock options issued under ICO's various stock option plans. To date, options to purchase 648,241 shares of ICO Common Stock have been issued under these plans.



     ICO has 853,000 shares of ICO Common Stock issuable upon the exercise of warrants, subject to registration rights. See "DESCRIPTION OF ICO CAPITAL STOCK -- Registration Rights."

                                 THE COMPANIES
ICO

     General. ICO provides inspection, reconditioning and corrosion control services for new and used tubular goods and sucker rods utilized in the oil and gas industry. ICO's inspection, reconditioning and corrosion control services are designed to extend the useful lives and reduce the downhole failure of sucker rods and tubular goods. ICO also sells equipment and supplies used in the inspection, reconditioning and corrosion control of tubular goods and sucker rods.

     ICO's services are designed to reduce its customers' cost of drilling and production by (1) preventing faulty material from being placed downhole (exploration services), (2) reclaiming tubular goods and sucker rods used downhole and restoring them to near their original condition, on a cost effective basis (production services) and (3) preventing premature failure of tubular goods and sucker rods from occurring due to downhole environment (corrosion control services). Removal of tubulars or sucker rods for repair or replacement is expensive and results in an interruption of production and loss of revenues to the well owner. ICO's principal executive offices are located at 100 Glenborough Drive, Suite 250, Houston, Texas 77067, telephone (713) 872-4994.

     Exploration Services. ICO provides inspection services for new tubular goods to identify tubular goods which are defective or which do not meet American Petroleum Institute ("API") standards or other specifications set by the customer. These services are used by customers as a quality assurance and control measure to reduce the risk of paying for defective tubular goods and to reduce the risk of downhole failure, which is especially important when drilling deep oil and natural gas wells with high downhole temperatures and pressures and when drilling in environmentally sensitive areas such as offshore. ICO provides these services at fifteen ICO facilities in five states. ICO also has the capability to provide mobile inspection services in the field and manufactures inspection and quality control equipment which is sold or leased to steel producers and processors.

     Production Services. ICO reconditions and inspects used tubular goods and sucker rods. This reduces the customer's well operating costs because reconditioning used materials is less expensive than the purchase of new materials. Tubular goods reconditioned by ICO must generally meet the same API or customer standards as new tubular goods. ICO performs these services for tubulars at eight facilities in six states. ICO's sucker rod reconditioning and inspection services are provided at six facilities in four states and in Alberta, Canada.

     Corrosion Control Services. Corrosive conditions exist inside most wells. To combat these conditions, ICO offers its customers a variety of corrosion control services which reduce well operating costs by extending the useful life of downhole tubular goods and sucker rods and by improving the well's hydraulic efficiency. ICO has five coating facilities located in Louisiana and Texas.

WEDCO

     General. The business of Wedco Technology, Inc. was founded by its current Chairman of the Board and Chief Executive Officer, William E. Willoughby, who began manufacturing plastics grinding machinery and providing plastics grinding services in 1960. Wedco's principal business is providing size-reduction and related processing services primarily to the plastics industry and to other industries which require powder in their operation. Wedco also manufactures equipment designed for grinding and providing certain auxiliary processes. Wedco's principal executive offices are located at Route 173, West Portal, New Jersey 08802, telephone (908) 479-4181.


     Processing Services. Wedco operates seven plants in five states in the United States and plants in The Netherlands, England and Sweden. In addition, Wedco owns 50% of its Canadian joint venture company, WedTech, which provides similar services in Ontario and Alberta, and 50% of a French company, which provides similar services at two locations in France. Customers' materials are shipped by rail or truck to Wedco's plants for processing according to customer specifications. After processing, materials are packaged in bags, drums, boxes, super sacks, bulk trucks or rail hopper cars and shipped via rail or truck to the customer or end user. The size-reduction of plastics can normally be performed with the conventional line of Wedco-manufactured equipment, but in some cases, due to the physical characteristics of the materials, cryogenic grinding is required. Wedco developed specifically designed equipment and techniques for cryogenic grinding. Wedco also provides ultra-fine size reduction, utilizing air-jet milling equipment. This size-reduction technique utilizes high-velocity, compressed air to process materials to sizes between 0.5 and 50 microns. Materials processed with Wedco's equipment include polyethylene, polyester, polypropylene, nylon, fluorocarbons, cellulose acetate, vinyls, phenolics, polyurethane, acrylics, epoxies and many others. The resulting powders are used in the manufacture of paint and metal coatings, fabric coating and in certain processes such as rotational molding, blending and compounding. Materials that are air-jet milled include additives for printing ink, plastics and paint, as well as a variety of other applications requiring very fine particle size. Wedco provides a broad range of processing services which are integrated with the primary size-reduction services discussed above. These other services include granulating, compounding, de-agglomerating, blending, mixing, heat treating, separating and screening as well as packaging, warehousing and certain distribution services.

     Manufacturer of Related Processing Equipment. Wedco manufactures a substantial amount of the equipment used in providing its size-reduction services. This equipment primarily includes pulverizers and grinders designed specifically for plastic materials. In addition, Wedco manufactures accessory equipment, such as high production, high intensity blenders and material handling equipment, including hydraulic drum and box dumping devices. Wedco also sells the size-reduction machinery it manufactures to customers who wish to do the tasks performed by this equipment in-house.


     Recent Litigation. On February 16, 1996, Wedco commenced litigation in the United States District Court for the District of New Jersey against WedTech, Polyvector Corporation, a Canadian corporation ("Polyvector"), and certain persons affiliated with Polyvector and WedTech. WedTech is owned 50% by Wedco and 50% by Polyvector. Wedco alleged that the terms of a shareholders' agreement among Wedco and certain of the defendants had been breached as a result of the defendants failing to obtain Wedco's approval of certain actions, including changing the business of WedTech, encumbering assets of WedTech, making certain expenditures, the organization of WedTech USA, a wholly-owned subsidiary of WedTech, and causing WedTech USA to compete with certain of Wedco's customers. Wedco also alleged Polyvector and certain other defendants breached fiduciary duties to Wedco. Wedco seeks to enjoin the defendants from continuing to violate the shareholders' agreement and to obtain a judgment in the amount of approximately $177,000, plus interest and costs, for monies due and owing by WedTech to Wedco for goods and services. Wedco received payment of approximately $174,000 subsequent to the commencement of the action. The defendants have not yet filed answers; discovery is scheduled to commence in the near future.


W ACQUISITION

     W Acquisition is a New Jersey corporation organized recently as a wholly-owned subsidiary of ICO for the sole purpose of effecting the Merger. W Acquisition has no material assets and has not engaged in any activities except in connection with the Merger. If the Merger is consummated, the corporate name of W Acquisition would be changed to "Wedco Technology, Inc."

     W Acquisition's principal executive offices are located at 100 Glenborough Drive, Suite 250, Houston, Texas 77067, telephone (713) 872-4994.

                              ICO SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is provided to shareholders of ICO in connection with the ICO Special Meeting as described below. The Board of Directors of ICO is soliciting proxies for use at the ICO Special Meeting, and forms of proxy are being provided with this Joint Proxy Statement/Prospectus.


     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to shareholders of ICO on or about March 21, 1996.


PURPOSE OF MEETING


     At the ICO Special Meeting, the shareholders of ICO will be asked to consider and vote on proposals to approve the Share Issuance and the Charter Amendment. Approval of the Charter Amendment is not a condition to the consummation of the Merger. Pursuant to the Merger Agreement, (i) Wedco would merge with and into W Acquisition, a wholly-owned subsidiary of ICO, and (ii) each share of Wedco Common Stock would by virtue of the Merger and without the need for any further action on the part of the holder thereof, be converted in the right to receive, at the option of the holder thereof, either the Cash/Stock Consideration or the Stock Consideration. If the Merger is consummated and the Charter Amendment approved, ICO would amend its Articles of Incorporation to change its name to "Willoughby International, Inc." and thereafter would continue to operate ICO's existing oil and gas industry services business under the name of ICO. A copy of the Merger Agreement is attached as Annex A. The proposed amendment to the Articles of Incorporation of ICO will read in its entirety as follows:


                                  ARTICLE ONE

         The name of the Corporation is Willoughby International, Inc.

     The Board of Directors of ICO has unanimously approved the transactions contemplated in the Merger Agreement and recommends that the shareholders of ICO vote FOR approval of the Share Issuance and FOR approval of the Charter Amendment.

DATE, PLACE AND TIME; RECORD DATE


     The ICO Special Meeting will be held at 10:00 a.m., Central Standard Time, on Monday, April 29, 1996 at the Wyndham Greenspoint Hotel, 1240 Greenspoint Drive, Houston, Texas.



     The ICO Board of Directors has fixed the close of business on March 15, 1996 as the record date for the determination of holders of ICO Common Stock entitled to notice of, and to vote at, the ICO Special Meeting. As of March 15, 1996, there were 8,927,361 shares of ICO Common Stock outstanding and entitled
to vote which were held by approximately   holders of record.


VOTING RIGHTS

     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of ICO Common Stock entitled to vote is necessary to constitute a quorum at the ICO Special Meeting.


     Under the Texas Business Corporation Act ("TBCA"), the affirmative vote of the holders of at least 66 2/3 of the outstanding shares of ICO Common Stock is required to approve the Charter Amendment. The TBCA does not require the Merger Agreement to be approved by ICO's shareholders. However, the rules and regulations of the Nasdaq Stock Market require that the Share Issuance be approved by ICO's shareholders. The affirmative vote of a majority of the shares of ICO Common Stock cast at the ICO Special Meeting is required under these rules to approve the Share Issuance.



     Each share of ICO Common Stock will be entitled to one vote at the meeting. Under the TBCA, an abstention and a broker non-vote will have the same legal effect as a vote against the adoption of the Charter

Amendment. Abstentions and broker non-votes will have no effect on the outcome of the vote of the approval of the Share Issuance. A broker-non vote occurs if a broker or other nominee present in person or by proxy does not have discretionary authority and has not received instructions with respect to a particular item or does not cast a vote on that item for any reason.

VOTING AGREEMENT


     Pursuant to the Merger Agreement, certain shareholders of ICO, who own in the aggregate 1,075,213 shares, or approximately 12% of the ICO Common Stock, entered into the ICO Voting Agreement with Wedco to vote all of such shares in favor of the Share Issuance and Charter Amendment and have granted to Wedco and Walter L. Leib and Edward N. Barol irrevocable proxies to vote all of such shares in favor of such proposals. The authorizations by the ICO shareholders set forth in the ICO Voting Agreement are subject to the registration by ICO under the Securities Act of the ICO Common Stock included in the Merger Consideration.


PROXIES

     Shares of ICO Common Stock represented by properly executed proxies received by ICO prior to or at the ICO Special Meeting, and not revoked, will be voted in accordance with the instructions specified in the proxies. If no instructions are specified in such proxies, shares will be voted FOR approval of the Share Issuance and FOR approval of the Charter Amendment.


     The enclosed proxy, even though executed and returned, may be revoked at any time prior to voting of the proxy by the execution and submission of a revised proxy; by written notice to the Secretary of ICO; or by voting in person at the Special Meeting.


SOLICITATION OF PROXIES

     The cost of soliciting proxies will be borne by ICO. Following the mailing of proxy solicitation materials, proxies may be solicited by directors, officers and employees of ICO and its subsidiaries personally, by telephone or otherwise. Such persons will not receive any fees or other compensation for such solicitation. In addition, ICO will reimburse brokers, custodians, nominees and other persons holding shares of ICO Common Stock for others for their reasonable expenses in sending proxy materials to the beneficial owners of such shares and in obtaining their proxies.

ADJOURNMENT OF ICO SPECIAL MEETING

     If there are not sufficient votes to approve the Share Issuance or the Charter Amendment at the time of the ICO Special Meeting, the meeting may be adjourned in order to permit further solicitation of votes. Proxies that are being solicited by the ICO Board of Directors grant the discretionary authority to vote for any such adjournment, if necessary, although executed proxy cards that are properly marked to vote against the Share Issuance and the Charter Amendment will not be counted as a vote for any adjournment, unless it is specifically so indicated. If it is necessary to adjourn the ICO Special Meeting, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of such time and place at the ICO Special Meeting. A majority of the shares represented and voting at the Special Meeting is required to approve any such adjournment.

                             WEDCO SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is also provided to shareholders of Wedco in connection with the Wedco Special Meeting as described below. The Board of Directors of Wedco is soliciting proxies for use at the Wedco Special Meeting, and forms of proxy are being provided with this Joint Proxy Statement/ Prospectus.


     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to shareholders of Wedco on or about March 21, 1996.


PURPOSE OF MEETING


     At the Wedco Special Meeting, the shareholders of Wedco will be asked to consider and vote on a proposal to approve the Merger Agreement pursuant to which ICO would acquire by merger all of the outstanding Wedco Common Stock. Pursuant to the Merger Agreement, (i) Wedco would merge with and into W Acquisition, a wholly-owned subsidiary of ICO, with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO, (ii) each share of Wedco Common Stock would, by virtue of the Merger and without the need for any further action on the part of the holder thereof, be converted into the right to receive, at the option of the holder thereof, either the Cash/Stock Consideration or the Stock Consideration, and (iii) W. Acquisition Corp. would amend its Articles of Incorporation to change its name to "Wedco Technology, Inc." A copy of the Merger Agreement is attached as Annex A.


     The Board of Directors of Wedco has unanimously approved the Merger Agreement and recommends that the shareholders of Wedco vote FOR approval and adoption of the Merger Agreement.

DATE, PLACE AND TIME; RECORD DATE


     The Wedco Special Meeting will be held at 10:00 a.m., Eastern Standard Time, on Monday, April 29, 1996, at Wedco's corporate headquarters on Route 173, West Portal, New Jersey.



     The Wedco Board of Directors has fixed the close of business on March 15 as the record date for the determination of holders of Wedco Common Stock entitled to notice of, and to vote at, the Wedco Special Meeting. As of March 15, 1996, there were 3,567,785 shares of Wedco Common Stock outstanding and entitled to
vote which were held by approximately      holders of record.


VOTING RIGHTS

     The presence, in person or by properly executed proxy, of the holders of shares of Wedco Common Stock entitled to cast a majority of the votes at the Wedco Special Meeting is necessary to constitute a quorum.

     Under the New Jersey Business Corporation Act (the "NJBCA"), the affirmative vote of the holders of at least 66 2/3% of the votes cast by holders of Wedco Common Stock is required to approve the Merger Agreement.


     Each share of Wedco Common Stock will be entitled to one vote at the meeting. Under the NJBCA, an abstention will have the same legal effect as a vote against approving the Merger Agreement. A broker non-vote will be deemed absent from the meeting.


VOTING AGREEMENT


     Pursuant to the Merger Agreement, certain shareholders of Wedco, who own in the aggregate 1,948,064 shares, or approximately 54.6% of Wedco Common Stock, have entered into the Wedco Voting Agreement with ICO to vote all of such shares in favor of the proposal to approve the Merger Agreement and have granted to ICO and Sylvia A. Pacholder and Dr. Asher O. Pacholder irrevocable proxies to vote all of such shares in favor of such proposal. The authorizations by the Wedco shareholders set forth in the Wedco Voting

Agreement are subject to the registration by ICO under the Securities Act of the ICO Common Stock included in the Merger Consideration.

PROXIES

     Shares of Wedco Common Stock represented by properly executed proxies received by Wedco prior to or at the Wedco Special Meeting, and not revoked, will be voted in accordance with the instructions specified in the proxies. If no instructions are specified in such proxies, shares will be voted FOR approval and adoption of the Merger Agreement and the terms of the Merger.


     The enclosed proxy, even though executed and returned, may be revoked at any time prior to voting of the proxy by the execution and submission of a revised proxy; by written notice to the Secretary of Wedco; or by voting in person at the Special Meeting.


SOLICITATION OF PROXIES

     The cost of soliciting proxies will be borne by Wedco. Following the mailing of proxy solicitation materials, proxies may be solicited by directors, officers and employees of Wedco and its subsidiaries personally, by telephone or otherwise. Such persons will not receive any fees or other compensation for such solicitation. In addition, Wedco will reimburse brokers, custodians, nominees and other persons holding shares of Wedco Common Stock for others, for their reasonable expenses in sending proxy materials to the beneficial owners of such shares and in obtaining their proxies.

ADJOURNMENT OF WEDCO SPECIAL MEETING

     If there are not sufficient votes to approve and adopt the Merger Agreement at the time of the Wedco Special Meeting, the meeting may be adjourned in order to permit further solicitation of votes. Proxies that are being solicited by the Wedco Board of Directors grant the discretionary authority to vote for any such adjournment, if necessary, although executed Proxy Cards that are properly marked to vote against the proposal to approve and adopt the Merger Agreement will not be counted as a vote for any adjournment, unless it is specifically so indicated. If it is necessary to adjourn the Wedco Special Meeting and a new record date is not fixed for the adjourned meeting, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of such time and place at the Wedco Special Meeting. The meeting may be adjourned for a period of not more than 20 days. A majority of the voting power represented and voting at the Wedco Special Meeting is required to approve any such adjournment.

ELECTION OF MERGER CONSIDERATION BY SHAREHOLDERS OF WEDCO


     If the Merger is consummated, shareholders of Wedco will be promptly provided with a Letter of Transmittal for the purpose of tendering certificates and electing whether they desire to receive the Cash/Stock Consideration or the Stock Consideration. SHAREHOLDERS OF WEDCO MUST MAKE THIS ELECTION ON THE LETTER OF TRANSMITTAL WHETHER THEY VOTE FOR OR AGAINST THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT. IF NO ELECTION IS MADE WITH RESPECT TO A SHARE OF WEDCO COMMON STOCK WITHIN THIRTY DAYS AFTER THE DATE THE LETTER OF TRANSMITTAL IS MAILED, THE HOLDER OF SUCH SHARE WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE STOCK CONSIDERATION.

            MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER


     The Merger Agreement provides that Wedco will merge with and into W Acquisition, a wholly-owned subsidiary of ICO, with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO. W Acquisition would, as a result of the Merger, amend its Articles of Incorporation to change its name to "Wedco Technology, Inc." Also, the Merger Agreement provides that if the Merger is consummated and the Charter Amendment is approved, ICO would amend its Articles of Incorporation to change its name to "Willoughby International, Inc." The Merger, then, will result in Wedco Technology, Inc., formerly known as W Acquisition Corp., becoming a wholly-owned subsidiary of Willoughby International, Inc., formerly known as ICO, Inc.



     The directors and executive officers of Willoughby International, Inc. upon consummation of the Merger are set forth below. The Merger Agreement provides that the persons listed below shall serve in the positions set forth opposite their respective names with the exception of Messrs. Cave and Lancaster who will continue to hold the positions indicated. See "THE MERGER AGREEMENT -- Ancillary Agreements -- Shareholders Agreement."



            NAME              AGE                              POSITION
----------------------------  ---   --------------------------------------------------------------
Dr. Asher O. Pacholder......  58    Chairman of the Board of Directors
                                    (a Class III Director) and Chief Financial Officer
Sylvia A. Pacholder.........  53    President, Chief Executive Officer, Secretary and Class II
                                    Director
Jon C. Biro.................  29    Controller and Treasurer
Jack C. Cave................  61    Senior Vice President
William E. Cornelius........  47    Class I Director
Isaac Joseph................  40    Senior Vice President
Gary L. Lancaster...........  41    Senior Vice President and General Counsel
Walter L. Leib..............  66    Class III Director
Curtis Matthews.............  52    Senior Vice President
Kenneth Miller..............  52    Senior Vice President
William J. Morgan...........  41    Class II Director
Robin E. Pacholder..........  29    Class I Director
George S. Sirusas...........  56    Class I Director
John F. Williamson..........  57    Class III Director
William E. Willoughby.......  75    Class II Director



     The directors and executive officers of Wedco Technology, Inc. upon consummation of the Merger are set forth below. The Merger Agreement provides that the persons listed below shall serve in the positions set forth opposite their respective names with the exception of Mr. Verhoeff who will continue to hold the position indicated. See "THE MERGER AGREEMENT -- Ancillary
Agreements -- Shareholders Agreement."



            NAME              AGE                              POSITION
----------------------------  ---   --------------------------------------------------------------
Dr. Asher O. Pacholder......  58    Chairman of the Board of Directors and Chief Operating Officer
Sylvia A. Pacholder.........  53    President, Chief Executive Officer, and Director
Robert F. Bush..............  70    Vice President of Finance
Donald C. Cuomo.............  62    Vice President of Sales and Marketing
Fred R. Feder...............  56    Vice President
Timothy J. Kita.............  35    Manager of Human Resources
Mark L. Kuna................  32    Vice President and Principal Accounting Officer
Theo J.M.L. Verhoeff........  45    Vice President -- European Operations
William E. Willoughby.......  75    Director


     Dr. Asher O. Pacholder has been Chairman of the Board of Directors and Chief Financial Officer of ICO since February 1995. Dr. Pacholder has been a Director of ICO since 1990. Dr. Pacholder has been Chairman of the Board and Managing Director of Pacholder Associates, Inc. since 1983. He serves on the Boards of

Directors of USF&G Pacholder Fund, Inc., a closed-end investment company, Southland Corporation, which owns and operates convenience stores, Trump's Castle Associates, which owns and operates the Trump's Castle Casino Resort in Atlantic City, New Jersey, and AM International, Inc., a manufacturer and distributor of graphics equipment and supplies. Dr. Pacholder is the spouse of Sylvia A. Pacholder and the father of Robin E. Pacholder.


     Sylvia A. Pacholder has been Chief Executive Officer of ICO since February 1995, President since November 1994 and Secretary since December 1993. From July 1994 to November 1994, Ms. Pacholder served as Executive Vice
President -- Operations of ICO, and from January 1994 to July 1994, she served as Vice President -- Corporate Development of ICO. Ms. Pacholder has been a Director of ICO since 1993. During 1993, Ms. Pacholder was Senior Vice President of Pacholder Associates, Inc. Ms. Pacholder was a member of the faculty at the University of Cincinnati from 1984 to 1993, most recently as the head of the Department of Mathematics and Applied Sciences.


     Jon C. Biro, a certified public accountant, has been principally employed as Controller of ICO since October 1994 and as Controller and Treasurer of ICO since April 1995. Prior to that time, Mr. Biro was a certified public accountant with Price Waterhouse LLP.

     Robert F. Bush has been employed as Controller of Wedco since 1992, becoming Vice President -- Finance in July 1994. Prior to 1992, he was employed as the Controller-Treasurer of Auxilec Air-Equipment, Inc. and Vice
President -- Finance of National Hose Co., a division of Dayco Corporation. A certified public accountant, he served eight years with the accounting firm of Touche, Ross & Co. (now Deloitte & Touche).

     Jack C. Cave has been principally employed as Senior Vice
President -- Production Services of ICO since January 1996. From August 1995 to January 1996, Mr. Cave was Director of Asset Utilization for ICO. From April 1994 to August 1995 he was Division Manager of Frontier Inspection Services for ICO. Prior to April 1994 Mr. Cave was President and General Manager of Frontier Inspection Services.

     William E. Cornelius has been an independent manufacturing consultant since 1991. For more than five years prior to such time, Mr. Cornelius was Vice President/Partner of Young & Klein Technicraft, Inc., a printing company. Mr. Cornelius currently serves as a Director of Novare Services, Inc., a healthcare services company. Mr. Cornelius has been a Director of ICO since 1992.

     Donald C. Cuomo has been continuously employed by Wedco since 1963, becoming Vice President in 1974.

     Isaac Joseph has been principally employed as Senior Vice
President -- Sales of ICO since March 1995. From November 1994 to March 1995, he was ICO's Louisiana Division Manager. Mr. Joseph was ICO's Division Sales Manager for Louisiana from June 1994 to November 1994. From March 1992 to June 1994, Mr. Joseph was the Louisiana Sales Manager for Tuboscope Vetco International. From September 1991 to March 1994, he was a sales representative for Completion Accessories, Inc., an oilfield service company, in Louisiana. Prior to that time, he was Senior Sales Representative for Baker Hughes Vetco Services, an oilfield service company.

     Fred R. Feder has been continuously employed by Wedco since 1961, becoming General Manager in 1972 and Vice President in 1974.

     Timothy J. Kita has been employed by Wedco since 1989, becoming Manager of Human Resources in 1992. Prior to joining Wedco, he was employed by the US Gauge Division of Ametek Corporation.

     Mark L. Kuna, a certified public accountant, has been Corporate Controller of Wedco since July 1994. From July 1989 to July 1994, Mr. Kuna served as Assistant Corporate Controller of Wedco.

     Gary L. Lancaster has been principally employed as Senior Vice President and General Counsel of ICO since December 1995. For more than five years prior to that time, Mr. Lancaster was employed with Scurlock Permian Corporation, a subsidiary of Ashland Inc., including employment as Senior Attorney from July 1991 to December 1995.

     Walter L. Leib has been Senior Partner in the law firm of Leib, Kraus, Grispen & Roth, in Scotch Plains, New Jersey since its inception in 1971. Mr. Leib has served as a Director and General Counsel to Wedco since its inception in 1960.

     Curtis Matthews has been principally employed as Senior Vice
President -- Corporate Development of ICO since July 1995. From October 1994 to June 1995, Mr. Matthews was Vice President -- Exploration Services of ICO. From October 1992 to September 1994, Mr. Matthews was employed as Regional Manager of ICO. For more than five years prior to that time, Mr. Matthews served as Domestic Inspection Manager for Baker Hughes Tubular Services, Inc.

     Kenneth Miller has been principally employed as Senior Vice
President -- Corrosion Control Services of ICO since October 1995. From November 1994 to October 1995, Mr. Miller served ICO as Assistant Vice
President -- Corrosion Control Products. From October 1993 to October 1994, he was ICO's Louisiana Division Manager, and for the three years prior to October 1993, Mr. Miller served as the Gulf Coast Area Manager for Baker Hughes Tubular Services, Inc.

     William J. Morgan has been the President and a Managing Director of Pacholder Associates, Inc. for more than five years. He serves as a Director of USF&G Pacholder Fund, Inc., Duckwall-Alco Stores, Inc., a midwestern retailer, and Kaiser Ventures, Inc., an environmental resources company. Mr. Morgan has been a Director of ICO since 1992.


     Robin E. Pacholder has been Senior Vice President and Associate General Counsel of Pacholder Associates, Inc. since 1994. Ms. Pacholder was an Associate with the law firm of Pachulski, Stang, Ziehl & Young from 1992 to 1994. Prior to such time, Ms. Pacholder attended and graduated with honors from the UCLA School of Law and was admitted to practice law in California in 1992. Ms. Pacholder has been a Director of ICO since 1993.



     George S. Sirusas has been continuously employed by New Jersey Savings Bank, Somerville, New Jersey from 1983 and until the bank's merger with United Jersey Bank on September 22, 1995. He served as senior lending officer of the merged bank since 1986 and presently holds the position of Vice President and commercial lending officer with the United Jersey Bank. Prior to joining New Jersey Savings Bank, he served as Vice President of Town and Country Bank, Flemington, New Jersey.


     Theo J.M.L. Verhoeff became President of Wedco Holland B.V. in 1984. Mr. Verhoeff became Vice President of European Operations of Wedco in 1987. Prior to 1984, he was employed by Shell International Petroleum Corporation as a Sales Representative and later became Product Manager and Head of External Relations.


     John F. Williamson has been Executive Vice President and Chief Financial Officer of Asset Allocation Concepts, Inc., an investment management company, since May 1995. From 1993 to 1994, Mr. Williamson served as Vice President/Manager of Investments for American Life and Casualty Insurance Company. From 1990 to 1993, he was a financial consultant. From 1985 to 1990, Mr. Williamson was Senior Vice President/ Treasurer and member of the Operating Committee for Community Federal Savings and Loan Association. Mr. Williamson serves on the Director of USF&G Pacholder Fund. Mr. Williamson was appointed by the Board of Directors of ICO in June 1995 to fill the vacancy on the Board resulting from the death of John R. Howard.


     William E. Willoughby has been employed by Wedco since 1960 as its Chairman of the Board and President. He is also a Director of TDT, Inc., which acquired the assets of Tri-Delta Technology, Inc. and the Bottle Division of Wedco, Inc. from Wedco in 1988.

                                   THE MERGER

BACKGROUND OF THE MERGER

     Over the past several years, ICO's Board of Directors and management have followed a strategy focused on (i) reduction of overhead and operating costs,
(ii) development of new products and services and (iii) acquisitions to expand product and service lines, expand geographic coverage and take advantage of consolidation opportunities. Pursuant to this acquisition strategy, ICO acquired BHTS in September 1992 and seven other businesses in fiscal years 1994 and 1995. ICO's management also has reviewed a number of other possible acquisitions in various businesses serving the energy and petrochemical markets.

     In 1993, William E. Willoughby, Wedco's founder, Chairman of the Board and Chief Executive Officer, then in his 70's, recognized that he would soon be interested in retiring from an active role in Wedco's business. He also recognized that there previously had not been a concerted effort on the part of Wedco's management to increase its depth or to develop new management to take over subsequent to his retirement and the retirement of Robert F. Bush, Wedco's Vice President -- Finance.


     It also appeared that in order for Wedco to maintain its dominant position in its domestic markets, an additional plant should be built in the mid-western United States to better serve growing customer demand in that area in the next few years. Also in 1993, discussions commenced with a major company in Europe regarding an acquisition by Wedco in Europe. Completion of either of these projects would have required substantial funds.



     Messrs. Willoughby and Bush had meetings with various financial advisers, who advised them that, based on the market prices of Wedco Common Stock and prevailing market conditions, the raising of capital in the public or private markets could have had an adverse effect on the market prices of Wedco Common Stock and such efforts were discouraged.


     It became apparent to Wedco's Board of Directors as well as its management that Wedco should seek a company to acquire Wedco that could provide both the management and capital resources necessary in order for Wedco to continue its growth. From time to time over many years, Wedco had held informal discussions with several parties concerning the possible acquisition of Wedco. None of those discussions, however, went beyond the preliminary stage.


     Accordingly, commencing in late 1993 and early 1994, the efforts to find a purchaser for Wedco were significantly intensified. Wedco entered into non-exclusive contracts with several brokers and investment banks, including, in August 1994, New York-based Brenner Securities Corporation ("Brenner"), which led to discussions between Wedco's management and certain parties identified by those agents. However, while some of those discussions resulted in the performance of due diligence examinations by the parties, none progressed to the signing of a letter of intent or any other agreement for the acquisition of Wedco.



     In March 1995, Dr. Asher O. Pacholder learned that Wedco had retained Brenner to find a purchaser for Wedco. Dr. Pacholder obtained from Brenner a confidential memorandum regarding Wedco and the possible sale of Wedco. After reviewing the confidential memorandum, Dr. Pacholder requested that James P. Shanahan, Jr. and Howard T. Rice, advisers to ICO's Board of Directors, obtain the confidential memorandum and meet with Wedco's representatives to obtain additional information concerning Wedco and to explore the possible parameters of a business combination between ICO and Wedco.


     Over the course of the next few months, there followed an extensive series of meetings, conference calls and exchanges of information between management and representatives of the two companies involving due diligence investigations and negotiations related to a business combination. ICO management visited facilities and met the management of Wedco's operating subsidiaries and joint venture affiliates in Europe and Canada. Wedco management visited ICO facilities and met ICO's operating management. Wedco and its advisors also performed various due diligence reviews of ICO.

     Representatives of the two companies, in consultation with their respective management groups, negotiated the principal terms of a merger of Wedco into a wholly-owned subsidiary of ICO, which was described in a joint press release on August 14, 1995 (the "August 14 Press Release"), pursuant to which

Wedco shareholders would receive $5.71 cash and 1.8 shares of ICO Common Stock for each share of Wedco Common Stock.

     After the August 14 Press Release, as the companies and their representatives were continuing due diligence and negotiating definitive documentation for the transaction, Wedco's financial results, which had declined during the quarter ended June 30, 1995 compared to the prior quarters and prior year period, showed further declines which Wedco attributed to, among other factors, the cyclical world-wide nature of Wedco's business and losses incurred by Wedco's Canadian joint venture affiliate in its start-up U.S. operation.


     In August 1995, the Board of Directors of Wedco engaged Mesirow Financial, Inc. ("Mesirow") as its independent financial advisor to evaluate the fairness, from a financial point of view, to the Wedco shareholders of the consideration which would be received by them in the proposed merger. See "-- Opinion of Wedco's Financial Advisor."


     These results caused ICO to reevaluate the anticipated requirements for capital related to Wedco and the proposed structure of the consideration to be paid in the transaction. As a result of extensive due diligence performed by ICO and its advisers during September, October and November, 1995, ICO determined that it would be desirable to structure the transaction in such a way as to allow the combined company to retain a larger cash position than would have been the case under the terms described in the August 14 Press Release. During this time, representatives of the two companies substantially completed negotiation of the Merger Agreement and related documents.

     On November 27, 1995, representatives of ICO and Wedco met to discuss a revised proposal from ICO which changed the consideration for each share of Wedco Common Stock to either the Stock Consideration or the Cash/Stock Consideration at the election of each Wedco shareholder. At the meeting, the Wedco representatives indicated their support for the proposal.

     On November 29, 1995, ICO's Board of Directors met and received detailed descriptions and analyses of the Merger and related transactions by management and the Board's advisers. At the meeting, after consideration of the various factors and for the reasons described below, the Board of Directors, by unanimous vote, approved the Merger, the issuance of ICO Common Stock pursuant to the Merger Agreement, the Charter Amendment and authorized ICO's management to enter into the Merger Agreement.


     On November 30, 1995, Dr. Pacholder, Ms. Pacholder, Mr. Shanahan and Mr. Rice met with Wedco's Board of Directors to present the revised merger proposal to Wedco's full Board of Directors. At the meeting, Wedco's Board of Directors indicated their support for the proposal and requested that Mesirow complete its review of the fairness of the Merger to the Wedco shareholders for a meeting of the Wedco Board of Directors to be held the following week.


     On December 5, 1995, Wedco's Board of Directors met with representatives of Brenner and Mesirow. Mesirow reviewed the Merger and related transactions, as modified, and reported to the Board that in its opinion the Merger was fair to Wedco's shareholders from a financial point of view. The Board, taking into consideration Mesirow's report and its knowledge of the reasons why Wedco had intensified its effort for its sale, unanimously approved the Merger and the definitive Merger Agreement and related agreements which had previously been delivered to the Board.


     The Merger Agreement and the Voting Agreements were executed by the parties thereto on December 8, 1995 and the Merger Agreement was amended on March 13, 1996.



     Pursuant to its contract with Wedco, Brenner will receive a fee of one percent of the net aggregate purchase price for Wedco plus $100,000, half of which will be paid upon consummation of the Merger and the other half of which will be paid within six months thereafter. Wedco has also agreed to reimburse Brenner for all necessary out-of-pocket expenses, not to exceed $500 per month, and to indemnify Brenner and certain related persons and entities against certain liabilities under the federal securities laws, relating to or arising out of its engagement. Brenner's fee is contingent upon consummation of the Merger.

ICO'S REASONS FOR THE MERGER

     The Board of Directors of ICO has unanimously approved the Merger. The Board of Directors of ICO believes that the Merger is in the best interests of ICO and its shareholders and unanimously recommends that the shareholders of ICO vote FOR approval of the Share Issuance and FOR the Charter Amendment.

     In evaluating the proposed Merger, the Board of Directors of ICO considered a variety of factors, including, but not limited to, the following:

          1. Wedco provides size reduction and other services to the petrochemical industry, which has a long-term record of growth and is expected to continue to grow in the future.

          2. Wedco has a long history of significant revenue and earnings growth.

          3. Wedco is the dominant provider of size reduction services in the markets it serves. ICO's management believes that Wedco may have attractive opportunities for acquisition and expansion of product and service lines which could further leverage Wedco's market leadership position.

          4. Wedco has a strong business presence in Europe, providing geographic diversification to ICO's predominantly North American business. This geographic diversification may provide a counterbalance to the exposure to business cycles in North America, and particularly the United States.

          5. Wedco will provide ICO with diversification of business lines. Although ICO and Wedco serve many of the same customers, especially the large integrated oil companies, they are in different businesses driven by different factors. This may provide a counterbalance to the historical volatility of the demand for the oilfield services provided by ICO.

          6. ICO's strong financial position will provide Wedco with better access to the financial resources necessary to take advantage of opportunities which may become available to Wedco, including possible acquisitions and expansion of product and service lines.

          7. ICO's management expects to realize certain synergistic benefits from the Merger and to realize reductions in the expenses associated with Wedco operating and reporting as an independent publicly-owned company.

          8. Information regarding the financial position and results of operations of ICO and Wedco on a historical and pro forma basis, including a review of information relating to balance sheets, income statements, statements of cash flows, cash flow analysis relating to debt service, capital expenditures and dividends, information relating to historical and pro forma earnings per share for ICO and Wedco, and information relating to Wedco's and its affiliates' current operating results.

          9. The terms of the Merger and a review of the Merger Agreement and ancillary agreements, including the circumstances under which either ICO or Wedco can terminate the Merger Agreement and the fees triggered by such a termination and the conditions to closing the Merger.

          10. The extensive due diligence examination which had been conducted with regard to Wedco, its affiliates, their financial position, results of operations, competitive position, the customers Wedco serves and other matters.

          11. The judgment, advice and analyses of ICO's management and the advisers to the Board of Directors of ICO.

          12. The increased size, larger market capitalization and expanded distribution of the stock of the combined company expected to result from the Merger may provide shareholders with increased liquidity and enhance the market visibility of the combined company.

     The foregoing discussion of the information and factors considered by the Board of Directors of ICO is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Board of Directors of ICO did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors of ICO may have given different weights to different factors.


WEDCO'S REASONS FOR THE MERGER

     The Board of Directors of Wedco has unanimously approved the Merger. Wedco's Board of Directors believes that the Merger is in the best interests of Wedco and its shareholders and unanimously recommends that the shareholders of Wedco vote FOR approval of the Merger. The Board believes the Merger will enable Wedco to have the opportunity to provide for the orderly succession of its most senior management and to increase the depth of its management generally; to obtain additional capital, on terms satisfactory to Wedco, needed to fund the expansion of Wedco's business; and, to provide the potential for increased value and liquidity for its shareholders in the future.

     In evaluating the proposed Merger, the Board of Directors of Wedco considered, in addition to the foregoing, a variety of factors, including, but not limited to, the following:

          1. Under ICO's new management, ICO has dramatically improved its results during the last three years. ICO has made a number of acquisitions over the last few years, although none as large as Wedco. ICO has satisfied Wedco that its management has been able to integrate these acquired companies successfully into ICO's system and to provide the necessary management for the acquired companies. Wedco is also satisfied that the experience gained by ICO in its prior acquisitions will lead to the achievement of Wedco's goal of obtaining expanded management for the future.

          2. ICO has also demonstrated through its raising of substantial funds in 1993 that it has the ability to provide the necessary capital for the future expansion of Wedco.


          3. Wedco's Board of Directors believes that the business combination of ICO and Wedco will afford the combined company greater access to the capital markets than would be available to either company on a stand-alone basis.



          4. ICO will provide Wedco with a diversification of its business, which may afford Wedco some protection against the effects of the cyclical nature of Wedco's business.



          5. The Board anticipates that Wedco and ICO, as a combined entity, will benefit from the elimination of certain costs and expenses historically incurred by Wedco as a publicly-owned company, including, among others, the costs associated with preparing and filing periodic reports with the Securities and Exchange Commission and conducting annual meetings of shareholders.



          6. The shareholders of Wedco will achieve a value for their Wedco Common Stock substantially in excess of that which they have otherwise been able to receive in the market since the time that Wedco first became public in 1984.



          7. Wedco's Board believes that the shares of ICO Common Stock to be received by Wedco's shareholders in the Merger will provide its shareholders with more liquidity than that associated with their shares of Wedco Common Stock.



     In determining that the Merger is in the best interests of Wedco and its shareholders, Wedco's Board of Directors also considered a number of other factors, including among other things, the terms and conditions of the Merger Agreement; information with respect to the financial condition and business operations of both Wedco and ICO; and the views and opinions of their respective managements and advisors, including the fairness opinion of Mesirow.



     The foregoing discussion of the information and factors considered and given weights by the Wedco Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Wedco Board did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Wedco Board may have given different weights to different factors. However, the members of the Wedco Board generaly recognized that the factors described above relating to the goals of obtaining expanded management and additional capital were the most important factors.


OPINION OF WEDCO'S FINANCIAL ADVISER


     In August 1995, Mesirow was retained by the Board of Directors of Wedco to act as its independent financial adviser in connection with the Merger. Mesirow is a nationally recognized investment banking firm and was selected by the Board of Directors based on its experience and expertise. As part of its investment banking business, Mesirow is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes.


     In connection with Mesirow's engagement, the Board of Directors of Wedco requested that Mesirow evaluate the fairness, from a financial point of view, to the holders of Wedco Common Stock of the consideration to be received in the Merger by such holders. On December 5, 1995, Mesirow rendered to Wedco's Board of Directors its oral opinion, subsequently confirmed in writing, to the effect that, as of such date, the consideration to be received in the Merger by the holders of Wedco Common Stock was fair to such holders from a financial point of view.

     The full text of Mesirow's written opinion addressed to the Board of Directors of Wedco, dated February 7, 1996, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is set forth below. Wedco shareholders are urged to read this opinion carefully in its entirety. Mesirow's opinion addresses only the fairness of the Merger from a financial point of view to the shareholders of Wedco and does not constitute a recommendation to any shareholder of Wedco as to how such shareholder should vote with respect to the approval of the Merger.

          We understand that Wedco Technology, Inc. ("Wedco") has agreed to merge with a subsidiary of ICO, Inc. ("ICO") in an exchange of Wedco stock for cash and ICO stock. The Merger Agreement dated December 8, 1995 between Wedco, Inc.; ICO, Inc.; and W Acquisition Corp. (including all schedules and annexes thereto, the "Merger Agreement"), provides that holders of Wedco common stock may receive at their option for each share of Wedco common stock that they hold, either (i)
     2.2 shares of ICO stock plus $3.50 cash or (ii) 2.84 shares of ICO stock. In addition, holders of vested options to acquire Wedco common stock will receive $16.50 cash per share less the exercise price per share of such options.

          We further understand that the Merger Agreement is subject to approval and adoption by the stockholders of Wedco, and the issuance of the ICO Common Stock pursuant to the Merger Agreement is subject to approval by the stockholders of ICO.

          The foregoing summary of the transactions contemplated by the parties is qualified in its entirety by the more detailed information appearing in the Merger Agreement.

          You have requested our opinion as investment bankers as to whether or not the terms of the Merger Agreement are fair to Wedco's common stockholders from a financial point of view.

          Mesirow Financial, Inc., as part of its investment banking business, is regularly engaged in structuring financings and the valuations of businesses and their securities in connection with mergers, acquisitions and leveraged buyout transactions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, and private placements.

          In conducting our investigation and analysis, and in arriving at the opinion set forth below, we have reviewed the Merger Agreement dated December 8, 1995, and related documents prepared by the parties, and have taken into account such accepted financial and investment banking procedures as we have deemed relevant. We have, among other things (i) reviewed publicly available information concerning Wedco and ICO, including audited and interim, unaudited financial statements of Wedco and ICO; (ii) reviewed Wedco's financial projections provided by senior management of Wedco, which are not publicly available; (iii) reviewed the efforts made to date by various agents, brokers, investment bankers and others to sell Wedco to a third party; (iv) reviewed the premiums paid in transactions we deemed relevant; (v) prepared a valuation analysis of public companies we deemed relevant in the plastics industry; (vi) prepared a valuation analysis of public companies we deemed relevant in the oilfield services industry; (vii) reviewed public financial and transaction information relating to the merger and acquisition transactions we deemed to be comparable to the Merger, (viii) reviewed the current and historical market prices and trading volumes of the Wedco common stock and of the ICO common stock; (ix) evaluated the pro forma financial impact of the Merger on ICO and Wedco as a combined entity; and (x) made or considered such other analyses, studies and investigations as we deemed appropriate.

          In addition, we have met and held discussions with Wedco's management concerning Wedco's business and operations, assets, financial condition, and future prospects, and we visited two of Wedco's plant facilities. We also met and held discussions with ICO's management concerning ICO's business and operations, assets, financial condition and future prospects, and we visited two of ICO's plant facilities. In addition, we discussed with the management of ICO and Wedco the potential for operational synergies in a merger between the two companies.

          We requested financial projections from ICO; however, according to ICO's senior management, ICO does not prepare financial projections. We believe that other due diligence performed on ICO was sufficient for purposes of rendering this opinion.

          In arriving at our opinion, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. We have neither made nor obtained independent evaluations or appraisals of the assets of either Wedco or ICO. With respect to the financial projections provided us by Wedco, we assumed they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Wedco's management as to the future financial performance of Wedco. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this opinion. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We are not rendering any opinion regarding the future performance of the merged companies.

          We have acted as financial adviser to Wedco in connection with the Merger and will receive a fee for our services, including rendering this opinion, and Wedco has agreed to indemnify us against certain liabilities. We did not participate in negotiations with respect to the terms of the merger and related transactions. In the ordinary course of business, we and our affiliates may actively trade the equity securities of Wedco and ICO for our own account or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.


          This letter is provided solely for the benefit of the Board of Directors of Wedco in connection with and for the purposes of its evaluation of the Merger. This letter does not constitute a recommendation to any stockholder with respect to whether to vote in favor of the Merger. This opinion is based on the business and operations of the Company as represented to us as of December 31, 1995, and does not purport to take into consideration any information or event arising subsequent to such date. The information contained in this opinion may not be used for any other purpose, or reproduced, disseminated, quoted, referred to or disclosed or otherwise made available to, or relied upon by any other party nor may reference be made hereto to our firm without our prior written consent, which consent will not be unreasonably withheld; provided, however, that it is understood that the opinion may be referred to in the joint press release to be issued by Wedco and ICO on the closing of the Merger, the joint proxy statement/prospectus to be filed by Wedco and ICO with the Securities and Exchange Commission describing the Merger for the respective special shareholders' meetings of Wedco and ICO at which the requisite shareholder approvals will be sought, and as otherwise required by law or by judicial or regulatory authorities or in connection with any judicial or regulatory proceeding.

          Based upon the foregoing and our experience as investment bankers, we are of the opinion that the terms of the Merger Agreement are fair to the holders of Wedco's common stock from a financial point of view, as of the date of this letter.

                                          Sincerely,

                                          MESIROW FINANCIAL, INC.


     Mesirow has informed the Wedco Board of Directors that it has reviewed the Merger Agreement, as amended, and that there is nothing therein which would cause it to modify the opinion set forth above. In connection with its review, Mesirow did not assume responsibility for independent verification of any of the information provided to or otherwise reviewed by Mesirow and relied upon its being complete and accurate in all respects. With respect to financial forecasts and other data reviewed, including, without limitation, estimates of liability for environmental matters and reserves established with respect thereto, Wedco advised Mesirow that such forecasts and other data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Wedco's management as to the future financial performance of Wedco. In addition, Mesirow did not make an independent evaluation of the assets or liabilities (contingent or otherwise) of Wedco, ICO, or their affiliates, nor was Mesirow furnished with any such evaluations or appraisals. Mesirow's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Although Mesirow evaluated the fairness of the consideration to be received in the Merger by the holders of Wedco Common Stock from a financial point of view, Mesirow was not asked to and did not recommend the specific consideration payable in the Merger. The consideration to be received by the Wedco shareholders as a result of the Merger was determined by negotiation between Wedco and ICO.


     In preparing its opinion to Wedco's Board of Directors, Mesirow performed a variety of financial and comparative analyses, including those described below, and provided the Board with a written presentation with respect to such analyses. The summary of Mesirow's analyses set forth below does not purport to be a complete description of the analyses underlying Mesirow's opinion or presentation to the Board. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, Mesirow did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Mesirow believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Mesirow made numerous assumptions with respect to Wedco, ICO and their affiliates, industry performance, general business, economic, market and financial conditions and other matters. Such assumptions were used in developing estimates of future results that are not necessarily indicative of actual values or predictive of future results or values. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such estimates are inherently subject to substantial uncertainty.

  Wedco Shares

     In analyzing the value of the Wedco Common Stock to be exchanged in the Merger, Mesirow (i) analyzed the market prices at which Wedco Common Stock traded in the six- and 12-month period immediately preceding the announcement of the transaction on August 14, 1995 (the "Announcement Date") and the implied purchase price premiums over those market prices to be paid to Wedco shareholders in the Merger, based on Mesirow's valuation of the consideration offered by ICO (the "Market Price Premium Analysis"); (ii) performed a discounted cash flow analysis and a comparable company analysis; and (iii) reviewed attempts made by Wedco, investment bankers and others to sell Wedco since March 1994.

  Purchase Price Premium Analysis

     Mesirow analyzed the closing prices of the Wedco Common Stock at certain dates over the 12-month period preceding the Announcement Date and the purchase price premiums implied by ICO's offer as of such dates based upon the concluded valuation range for the consideration offered by ICO. This analysis resulted in a range of purchase price premiums for the Wedco Common Stock of (i) 12% to 69% based upon the $11.25 closing price of Wedco Common Stock five days prior to the Announcement Date; (ii) 32% to 101% based upon the $9.50 closing price of Wedco Common Stock 10 days prior to the Announcement Date; and (iii) 31% to 98% based upon the $9.625 closing price of Wedco Common Stock 21 days prior to the Announcement Date. Based upon the high closing price for Wedco Common Stock during the 52-week period prior to the Announcement Date ($11.50 on February 24, 1995), the implied range of purchase price premiums is 9% to 66%. Mesirow noted that the range of indicated purchase price premiums compared favorably with the mean premiums reported in a study of similarly sized and otherwise relevant transactions as reported in the Mergerstat Review 1994 study published by Merrill Lynch.

  Discounted Cash Flow Analysis

     Mesirow performed a discounted cash flow analysis of the projected net leveraged cash flows of Wedco for the fiscal years ended March 31, 1996 through 1999, based upon certain operating and financial assumptions, forecasts and other information provided by the management of Wedco. Mesirow adjusted Wedco's projections based upon its shortfall versus management's plan in fiscal year 1996. The net effect of this adjustment was to reduce the baseline revenues and earnings for fiscal 1996, which in turn lowered the dollar amounts of revenues and earnings in future years. Other than this adjustment, the projections provided by Wedco's management used in Mesirow's analysis were substantially unchanged. Mesirow applied discount rates of 7.5%, 8.0% and 8.5%, and terminal year capitalization multiples of 10.5x, 10.0x and 9.5x to the projected net leveraged cash flows. This analysis resulted in a range of values for Wedco of $10.70 to $14.22 per share, with a mean value of $12.29.

     Mesirow requested projections from ICO, and ICO stated that it did not have projections nor was it ICO's policy to prepare them. Hence, Mesirow was unable to prepare a discounted cash flow analysis for ICO. Mesirow believes that the other valuation analyses it completed on ICO were sufficient for purposes of rendering its opinion.

  Comparable Company Analysis


     Mesirow reviewed and compared certain actual and estimated financial, operating and stock market information of Wedco and ICO and selected companies in the plastics and oilfield services industries. Plastics companies selected as comparable to Wedco were Wellman, Inc. and Farrell Corporation. Oil field services companies selected as comparable to ICO were Tuboscope Vetco International Corporation, Newpark Resources, Inc., Offshore Logistics, Inc. and Petroleum Helicopters Incorporated. Mesirow compared invested capital values as a multiple of trailing earnings before interest, taxes, depreciation and amortization and trailing earnings before interest and taxes. Mesirow also compared equity values as a multiple of estimated current fiscal year net income and projected next fiscal year net income. All multiples were calculated using closing stock prices at December 1, 1995. Using the comparable company analysis, the indicated value for each share of Wedco Common Stock ranged from $7.62 to $12.73, with a mean value of $12.29; the indicated values for each share of ICO Common Stock ranged from $2.52 to $5.95, with a mean value of $5.32.


  Comparable Transaction Analysis

     Using publicly available information, Mesirow analyzed the purchase prices and multiples paid in the following selected transactions in the oilfield services industry. Weatherford International, Inc./H&H Oil Tool Co., Nabors Industries, Inc./Sundowner Offshore Services Inc. and Nowsco Well Service Ltd./Service Fracturing Co. Mesirow compared purchase prices as a multiple of latest available 12 months EBITDA and net income. This analysis resulted in a range of concluded values for each share of ICO Common Stock from $5.74 to $8.20, with a mean of $6.97. Mesirow also reviewed a number of completed transactions in the plastics industry. Due to Wedco's unique nature, none of the reviewed transactions were judged to be comparable for purposes of valuing Wedco.

     The comparable company analysis and discounted cash flow analysis for Wedco resulted in an overall value range for each share of Wedco Common Stock of $9.16 to $13.48, with a mean of $11.38. The comparable company analysis and comparable transaction analysis resulted in an overall value range for each share of ICO Common Stock of $4.13 to $7.08, with a mean of $6.15. Using the exchange ratios stipulated in the Merger Agreement, under the Stock Consideration option, the indicated consideration for each share of Wedco Common Stock ranged from $11.73 to $20.09, with a mean of $17.45; under the Cash/Stock Consideration option, the indicated consideration for each share of Wedco Common Stock ranged from $12.59 to $19.07, with a mean value of $17.02.

  Pro Forma Impact of the Merger

     Based upon discussions with the respective managements of Wedco and ICO and review of the Merger Agreement, Mesirow concluded that the potential cost savings and synergies arising from the Merger had a minimal impact on the values of both Wedco and ICO. Mesirow's pro forma merger analysis indicated that assuming all Wedco shareholders elected to receive Cash/Stock Consideration, consolidated net debt (i.e., debt minus cash) would represent 13.9% of total capitalization of the combined entity as of closing. It was noted by Mesirow that the merged entity would, by virtue of its greater size and earnings, probably be able to raise equity or debt capital at less expensive rates and on more favorable terms than could be obtained by Wedco alone.


     Pursuant to the terms of Mesirow's engagement, Wedco has agreed to pay Mesirow for its services in connection with the Merger a financial advisory fee of $75,000, whether or not the Merger is consummated. Wedco paid the aforementioned fee in 1995. Wedco has also agreed to reimburse Mesirow for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify Mesirow and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.


MERGER CONSIDERATION


     Each share of Wedco Common Stock will, by virtue of the Merger and without the need for any further action on the part of the holder thereof, be converted into the right to receive, at the option of the holder thereof, either (i) the Cash/Stock Consideration, consisting of 2.20 shares of ICO Common Stock and $3.50 in cash, or (ii) the Stock Consideration, consisting of 2.84 shares of ICO Common Stock. SHAREHOLDERS OF WEDCO MUST MAKE AN ELECTION ON THE LETTER OF TRANSMITTAL TO BE SENT PROMPTLY UPON CONSUMMATION OF THE MERGER. IF NO ELECTION IS MADE WITHIN THIRTY DAYS AFTER THE LETTER OF TRANSMITTAL HAS BEEN MAILED, THE HOLDER OF SUCH SHARES WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE STOCK CONSIDERATION.



     If the weighted average of the closing prices for ICO Common Stock on the Nasdaq Stock Market for the last five trading days immediately preceding the effective date of the Merger is less than $4.00 per share, Wedco may elect either to consummate the Merger or to notify ICO it will require ICO to provide the Additional Merger Consideration, which if ICO agrees to proceed with the Merger, will consist of cash and/or ICO Common Stock which shall increase the value of the Merger Consideration to $12.30 for each share of Wedco Common Stock. All ICO Common Stock issued as Additional Merger Consideration shall be valued at the weighted average price pursuant to the formula set forth above. If these conditions arise, ICO and Wedco will each resolicit proxies and a new vote will be taken unless, in the opinion of the Boards of Directors of the companies, the amount by which the average weighted price of ICO Common Stock is less than $4.00 per share is immaterial.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Merger by the Wedco Board of Directors, the shareholders of Wedco should be aware that certain directors and officers of Wedco have substantial interests in the consummation of the Merger. As a result, these persons may have personal interests in the Merger which may not be identical to the interests of other Wedco shareholders. Such interests, together with other relevant factors, were considered by the Wedco Board of Directors in recommending the Merger to the shareholders of Wedco and approving the Merger Agreement. See "THE MERGER AGREEMENT -- Indemnification and Insurance, -- Ancillary Agreements and -- Cash Redemption of Wedco Stock Options."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     Effects on ICO, ICO Shareholders, Wedco and W Acquisition. The Merger is expected to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, as a result of which no gain or loss will be recognized by ICO, Wedco or W Acquisition as a result of the Merger. Additionally, no gain or loss will be recognized by ICO shareholders as a result of the Merger.



     Based on certain assumptions, including the accuracy of certain certificates and representations to be provided by ICO, W Acquisition, Wedco and certain shareholders of Wedco regarding the satisfaction of certain requirements to a reorganization within the meaning of Section 368(a) of the Code (including the absence of any plan or intention by certain holders of Wedco Common Stock to sell, exchange or otherwise dispose of shares of ICO Common Stock to be received by them in the Merger), Dilworth, Paxson, Kalish & Kauffman and Keating, Muething & Klekamp intend to deliver their respective opinions as of the Effective Time to the effect that the Merger will qualify as a reorganization described in Section 368(a) of the Code.



     Effects on Wedco Shareholders. The following is a summary description of the material federal income tax consequences of the Merger to the Wedco shareholders. This summary is not intended to be a complete description of the federal income tax consequences of the Merger. The following discussion does not cover all aspects of federal income taxation that may be relevant to Wedco shareholders in light of such shareholder's particular individual circumstances or to certain Wedco shareholders subject to special treatment under the federal income tax laws (for example, insurance companies, dealers in securities, financial institutions, tax-exempt investors, foreign corporations and individuals who are not citizens or residents of the United States and shareholders who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation) and does not discuss any aspects of state, local or foreign taxation. This discussion is based upon laws, regulations, rulings and decisions now in effect and upon proposed regulations, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No ruling has been or will be requested from the Internal Revenue Service (the "Service") with respect to any of the matters discussed herein, and the opinions of counsel described elsewhere herein regarding the status of the Merger under Section 368(a) of the Code are not binding on the Service. EACH WEDCO SHAREHOLDER IS ADVISED TO CONSULT WITH SUCH SHAREHOLDER'S OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER.



     Receipt of Only ICO Common Stock. A holder of Wedco Common Stock who receives only ICO Common Stock in the Merger (except for cash in lieu of fractional shares as described below) in exchange for all shares of Wedco Common Stock owned by such holder will not recognize gain or loss upon such exchange for federal income tax purposes. The tax basis of the ICO Common Stock actually received in such an exchange will be equal to the tax basis of the Wedco Common Stock exchanged therefor (except for the basis attributable to any fractional shares of ICO Common Stock to which the holder would otherwise have been entitled, as discussed below). The holding period of the ICO Common Stock received by a Wedco shareholder in the Merger (including any fractional share interest to which the holder would otherwise have been entitled) will include the holding period of the Wedco Common Stock exchanged therefor (provided that such Wedco Common Stock was held as a capital asset as of the effective time of the Merger).


     Exchange of Wedco Common Stock for a Combination of ICO Common Stock and Cash. Except as discussed below under "Cash in Lieu of Fractional Shares," a holder of Wedco Common Stock who receives a combination of ICO Common Stock and cash in exchange for Wedco Common Stock (by reason of an effective election to receive the Cash/Stock Consideration) will recognize all or part of the gain realized in the transaction but will not recognize any loss realized in the transaction. The amount of gain that is recognized will be calculated separately for each block of Wedco Common Stock surrendered, in an amount equal to the lesser of (i) the amount of gain realized in respect of such block (i.e., the excess of (a) the sum of the amount of cash and the fair market value of ICO Common Stock received that is allocable to such block of Wedco Common Stock over (b) the tax basis of such block) and (ii) the amount of cash received that is allocable to such block. Subject to the different consequences that may apply to a Wedco shareholder who owns directly or indirectly, more than a minimal interest in Wedco, as discussed further below, such recognized gain will constitute long-term capital gain if such block of Wedco Common Stock has been held for more than one year at the effective time of the Merger, and short term capital gain if held for not more than one year. For this purpose, all of the cash and ICO Common Stock received by a holder will be allocated proportionately among the blocks of Wedco Common Stock surrendered by such holder. The tax basis of the ICO Common Stock received in exchange for a block of Wedco Common Stock will be equal to the tax basis of such surrendered block of Wedco Common Stock, decreased by the amount of cash received in respect of such block and increased by the amount of gain recognized in respect of such block. The holding period of the ICO Common Stock will include the holding period of such block of Wedco Common Stock surrendered.

     The tax consequences of receipt of cash pursuant to a Cash/Stock Consideration Election to certain holders of Wedco Common Stock could be different from those described above with respect to capital gain reporting if such holders are considered to own more than a minimal percentage of the outstanding Wedco Common Stock immediately before the Merger. In that event, the gain recognized by such a holder of Wedco Common Stock pursuant to the Cash/Stock Consideration Elections might be treated as a dividend rather than capital gain. The Service has indicated, however, that, in the case of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control over the corporation's affairs, a minimal reduction in the percentage of stock owned by such stockholder will avoid dividend treatment. Accordingly, cash received by such a minority holder of Wedco Common Stock should not be treated as constituting a dividend. For purposes of determining such percentages, however, stock owned by certain persons related to the holder or which the holder can acquire pursuant to the exercise of options would be treated as owned by the holder.

     Holders of Wedco Common Stock should consult with their tax advisor to determine whether they should report any gain realized as capital gain or as a dividend. No tax opinion has been provided with respect to this issue.

     Cash Received in Lieu of Fractional Shares. A holder of Wedco Common Stock who receives cash in the Merger in lieu of a fractional share interest in ICO Common Stock will be treated for federal income tax purposes as having received such fractional share interest and having sold it for the cash received. Such shareholder will recognize gain or loss as of the effective time of the Merger equal to the difference between the amount of cash received and the portion of the shareholder's adjusted tax basis in the shares of Wedco Common Stock properly allocable to such fractional share interest. Such gain or loss will be long-term capital gain or loss if such Wedco Common Stock is considered to have been held for more than one year as of the effective time of the Merger.

     Backup Withholding and Information Reporting. Under the federal income tax law concerning "backup withholding", ICO may be required to withhold, and may withhold 31% of any cash payments to which a shareholder may be entitled pursuant to the Merger unless the holder provides its taxpayer identification number and certifies that such number is correct or otherwise establishes that the holder is an exempt holder (such as a corporation or certain foreign individuals, partnerships or trusts). Each holder should sign the Substitute Form W-9 included as part of the transmittal letter to be sent by the Transfer Agent (or in the case of a nonresident alien or foreign entity, a Form W-8) to prevent backup withholding. Most Wedco shareholders will receive a Form 1099, which will reflect the amount of cash received on account of the Merger. Holders who receive ICO Common Stock must also comply with the information reporting requirements of the Treasury regulations under Section 368 of the Code.

     If the Merger does not qualify as a reorganization under Section 368(a) of the Code (whether due to the inaccuracy of certain assumptions or representations regarding the continuing ownership interest on the part of former Wedco shareholders in ICO Common Stock or otherwise), the Merger would be a taxable transaction, and (i) each Wedco shareholder would recognize gain or loss as a result of the Merger in an amount equal to the difference, if any, between the fair market value of ICO Common Stock (plus cash received pursuant to election to receive the Cash/Stock Consideration and any cash received in lieu of fractional shares) received in the Merger minus such shareholder's basis in the Wedco Common Stock exchanged therefor, (ii) the basis of the ICO Common Stock received would equal the fair market value of such shares as of the effective time of the Merger, and (iii) the holding period of the ICO Common Stock received would begin on the effective time of the Merger. Any gain or loss recognized by a Wedco shareholder in the event that the Merger failed to qualify as a tax-free reorganization generally would be capital gain or loss, and would be long-term capital gain or loss, if the shares of Wedco Common Stock were held by such shareholder for more than one year as of the effective time of the Merger. Further, if the Merger does not qualify as a reorganization under
Section 368(a) of the Code, gain or loss could be recognized by ICO, Wedco or W Acquisition as a result of the Merger.


ACCOUNTING TREATMENT

     For financial reporting purposes, the Merger will be accounted for as a purchase business combination with Wedco being treated as the acquired company. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION."

LISTING ON STOCK EXCHANGE

     ICO has agreed to use its best efforts to list the ICO Common Stock for trading on the New York Stock Exchange if the Merger is consummated. It is a condition precedent to Wedco's obligation to consummate the Merger that the shares of ICO Common Stock to be received as Merger Consideration shall have been listed on either the Nasdaq Stock Market or the New York Stock Exchange.

                              THE MERGER AGREEMENT

GENERAL



     The respective Boards of Directors of ICO and Wedco have approved the Merger Agreement, which provides for ICO to acquire Wedco through a merger of Wedco with and into W Acquisition with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO. If the Merger is consummated, W Acquisition would change its name to "Wedco Technology, Inc." In addition, ICO is submitting a proposal to its shareholders to change its corporate name to "Willoughby International, Inc." Willoughby International, Inc. would operate ICO's existing oil and gas industry services business under the ICO name. Pursuant to the Merger Agreement, each share of Wedco Common Stock would be converted into the right to receive, at the option of the holder, either (i) 2.20 shares of ICO Common Stock and $3.50 in cash or (ii) 2.84 shares of ICO Common Stock.



     This section of this Joint Proxy Statement/Prospectus describes certain aspects of the proposed Merger, including the principal terms of the Merger Agreement. A copy of the Merger Agreement is attached to the Joint Proxy Statement/Prospectus as Annex A and is incorporated herein by reference. The description set forth below of the terms of the Merger Agreement is qualified in its entirety by reference thereto. All shareholders of ICO and Wedco are urged to read the Merger Agreement in its entirety.


EFFECTIVE TIME OF THE MERGER


     The Effective Time of the Merger shall be the date and time at which the Merger shall have become effective pursuant to the laws of the state of New Jersey. If the requisite favorable votes are obtained at the respective special meetings of ICO and Wedco shareholders, ICO and Wedco expect the Merger would be consummated shortly thereafter subject to the satisfaction of the other conditions to the Merger. See "-- Conditions."

EFFECT ON ICO COMMON STOCK


     The Merger will have no effect on the rights and privileges of the outstanding shares of ICO Common Stock. If all holders of Wedco Common Stock were to elect to receive the Stock Consideration and no Additional Merger Consideration was to be issued, 10,132,609 shares of ICO Common Stock would be issued in the Merger.


     By virtue of the Merger, each outstanding share of Wedco Common Stock will be converted into the right to receive the specific type of Merger Consideration elected or deemed to have been elected by the holder thereof upon surrender of certificates representing Wedco Common Stock to Society National Bank (the "Exchange Agent").

     No fractional shares of ICO Common Stock will be issued in the Merger. In lieu of the issuance of any fractional share of ICO Common Stock, an amount in cash will be paid determined by multiplying the weighted average of the mean between the closing representative bid and asked prices for ICO Common Stock on the Nasdaq Stock Market for the last five (5) trading days immediately preceding the Effective Date by the fraction of a share of ICO Common Stock to which the holder thereof would otherwise be entitled.

CONDITIONS

     Consummation of the Merger is subject to the satisfaction, at or prior to the effective time of the Merger ("Effective Time"), of the following conditions: (i) the absence of any statute, rule, regulation, judgment, injunction, decree or order issued by any federal, state or local legislative, administrative or regulatory body or any court that prohibits, makes illegal or restricts the Merger or relates to the business of Wedco and its subsidiaries or ICO and its subsidiaries after consummation of the Merger; (ii) the approval of the Merger Agreement by the requisite affirmative vote of the shareholders of Wedco; (iii) the approval of the Share Issuance by the requisite affirmative vote of the shareholders of ICO; (iv) cash redemption of all outstanding options to purchase Wedco Common Stock; and (v) the execution and delivery of certain ancillary agreements, including a Shareholders Agreement among certain of the shareholders of ICO and Wedco, a Legal Services Retainer Agreement with Edward
N. Barol, Non-Competition Covenants of William E. Willoughby and Fred R. Feder, a Consulting Agreement with William E. Willoughby, Employment Agreements with Fred R. Feder, Donald Cuomo, Robert F. Bush, Mark Kuna and Timothy Kita and a Registration Rights Agreement for the benefit of certain shareholders of Wedco. See "-- Ancillary Agreements."


     In addition, if the weighted average of the closing prices for ICO Common Stock on the Nasdaq Stock Market for the last five (5) trading days immediately preceding the Effective Time is less than $4.00 per share, Wedco has the option either to waive the condition precedent that the weighted average of such closing price exceed $4.00 per share and proceed to the consummation of the Merger or to give notice to ICO that it desires to proceed with the consummation but will require the Additional Merger Consideration. If Wedco chooses to proceed, ICO has the option to either terminate the Merger Agreement or proceed to closing, provided ICO agrees to provide the Additional Merger Consideration. If these conditions arise, ICO and Wedco will each resolicit proxies and a new vote will be taken unless, in the opinion of the Boards of Directors of each of the companies, the amount by which the average weighted price of ICO Common Stock is less than $4.00 per share is immaterial.


     Additional conditions precedent to Wedco's obligation to close the Merger include receipt of a favorable "fairness opinion" from an investment banking firm in form and substance customary in merger transactions and acceptable to Wedco, confirmation that certain director indemnification provisions have been put in place prior to the Effective Time, confirmation that the shares of ICO Common Stock to be received as Merger Consideration shall have been listed on either the Nasdaq Stock Market or the New York Stock Exchange and the receipt of certain favorable legal and tax opinions with respect to the Merger. See "THE MERGER -- Opinion of Wedco's Financial Advisor."

     The obligation of ICO to consummate the Merger is subject to the additional conditions precedent that all outstanding options to purchase Wedco Common Stock shall have been redeemed by Wedco for cash prior to the Effective Time, all material permits, consents, waivers, clearances, approvals and authorizations shall have been obtained that are required to consummate the Merger or to prevent a breach, default or right of termination under any agreement to which Wedco is a party or by which it is bound and the receipt of favorable legal and tax opinions.


INDEMNIFICATION AND INSURANCE



     The Merger Agreement requires ICO to indemnify all persons who are "corporate agents" of Wedco (as defined in Article VII of Wedco's By-Laws) against all expenses and liabilities in connection with any proceeding involving any matter existing or occurring at any time at or prior to the consummation of the Merger to the same extent provided by Wedco's By-Laws as in effect at the Effective Time. In addition, ICO will also indemnify such corporate agents in their individual or shareholder capacities to the fullest extent permitted by applicable law, regardless of whether the By-laws of Wedco so provide.



     The Merger Agreement also requires ICO to obtain and maintain in effect directors' and officers' liability insurance with respect to claims arising from facts or events at or before the Effective Time of the Merger in at least the same amounts and containing coverage, terms and conditions no less advantageous to the corporate agents of Wedco, as the insurance currently provided by Wedco.


AMENDMENT AND TERMINATION

     The Merger Agreement may be amended by the parties thereto at any time before or after the approval and adoption of the Merger Agreement by the shareholders of Wedco or the approval of the Share Issuance by the shareholders of ICO but, after any such shareholder approval, no amendment shall be made that adversely affects the rights of the respective shareholders of ICO or Wedco without the approval of the affected shareholders. The Merger Agreement may not be amended, modified or supplemented except by a written instrument that expressly states that it amends, modifies or supplements the Merger Agreement.


     The Merger Agreement may be terminated and the transactions thereby contemplated may be abandoned at any time prior to the Effective Time, notwithstanding the approval of the Merger Agreement by the shareholders of Wedco or the approval of the Share Issuance by the shareholders of ICO: (i) by mutual written consent of the Board of Directors of each of Wedco and ICO; (ii) by Wedco or ICO if the transactions contemplated by the Merger Agreement shall not have been consummated by July 31, 1996, provided, that the right to terminate the Merger Agreement under this provision shall not be available to any party, failure of which to fulfill any obligation under the Merger Agreement is the cause of, or resulted in, the failure of the Effective Time to occur on or before July 31, 1996; (iii) by either Wedco or ICO if a court of competent jurisdiction or other governmental body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; (iv) by Wedco if, notwithstanding its compliance with the restrictions on negotiations with third parties contained in the Merger Agreement, a higher offer to acquire Wedco is received and accepted by Wedco prior to the Effective Time; provided, however, that in the event of any such termination, Wedco shall promptly pay ICO, as liquidated damages and not a penalty, the sum of $2,000,000; (v) by ICO if the shareholders of ICO do not approve the Share Issuance; provided, however, that in the event of any such termination, ICO shall promptly pay Wedco, as liquidated damages and not as a penalty, the sum of $350,000; or (vi) by either Wedco or ICO if the other materially breaches a warranty, representation or covenant contained in the Merger Agreement or suffers a Material Adverse Change (as defined in the Merger Agreement); provided, however, that the non-breaching party not suffering a Material Adverse Change may, at its option, either waive a material breach or Material Adverse Change or be entitled to receive from the breaching party or parties suffering the Material Adverse Change, as liquidated damages and not as a penalty, the sum of $350,000 or (vii) except as provided in clause (iv) above by either Wedco or ICO if, in the case of Wedco, it desires not to consummate the transactions contemplated by the Merger Agreement notwithstanding the absence of any material breach by ICO or any Material Adverse Change affecting ICO or any other condition or event that would entitle Wedco not to consummate such transactions or, in the case of ICO, it desires not to consummate the transactions hereby notwithstanding the absence of any material breach by Wedco or any Material Adverse Change affecting Wedco or any other condition or event that would entitle ICO not to consummate the transactions; provided, however, that the party other than the party desiring not to consummate the Merger shall have the right, at its option, to elect in its sole discretion, either (x) to seek and obtain a specific performance of the transactions contemplated by the Merger Agreement or (y) to obtain prompt payment from the party desiring not to consummate the transactions, as liquidated damages and not as a penalty, the sum of $1,000,000; or (vii) in accordance with Section 8.1(f)(A) of the Merger Agreement, pertaining to the share price of ICO Common Stock prior to the Effective Time being less than $4.00 per share.

     In the event of any termination of the Merger Agreement, the Merger Agreement shall become void and have no effect without any liability on the part of any party thereto except that nothing shall relieve any party from any liability, including any liability for liquidated damages, set forth in the termination provisions of the Merger Agreement and except that certain provisions relating to confidentiality of information shall survive termination and continue to be binding on the parties to the Merger Agreement.

ANCILLARY AGREEMENTS

     Among the conditions to the consummation of the Merger are the execution and delivery of certain ancillary agreements. The following summaries of the ancillary agreements do not purport to be complete and are subject to and qualified by reference to the ancillary agreements which are included as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part.

     Shareholders Agreement. The shareholders of ICO and Wedco, who are also parties to the Voting Agreements, see "ICO SPECIAL MEETING -- Voting Agreement" and "WEDCO SPECIAL MEETING -- Voting Agreement", will enter into a shareholders agreement (the "Shareholders Agreement") concerning the makeup of the Board of Directors of the combined company after the Merger. The shareholders will agree to take all actions necessary or appropriate to cause the election of William E. Willoughby, Walter L. Leib and George S. Sirusas to the Board of Directors of the combined company for terms beginning immediately after the Effective Time and ending on the date of the combined company's annual shareholders meeting in 1996 in the case of Mr. Willoughby, the date of its annual shareholders meeting in 1997 in the case of Mr. Leib and the date of its annual shareholders meeting in 1997 in the case of Mr. Sirusas and to cause the reelection of Messrs. Willoughby and Leib to the Board of Directors of the combined company for additional three year terms when their respective initial terms expire. The shareholders will also agree that after the foregoing terms of Messrs. Willoughby, Leib and Sirusas have expired, they will continue to take all actions necessary or appropriate to cause their reelections to the Board of Directors of the combined company until the earlier of the time the Wedco shareholders who are parties to the Shareholders Agreement, taken as a whole, beneficially own less than 1,500,000 shares of Common Stock of the combined company (or as adjusted) or there is a "change in control" of the combined company (as defined), when the ICO shareholders who are parties to the Shareholders Agreement shall no longer be obligated to cause the reelection of such persons to its Board of Directors ("Termination Date"). In addition, if Mr. Willoughby, Mr. Leib or Mr. Sirusas shall cease to serve as a director of the combined company at any time prior to the Termination Date, the shareholders will agree to take all actions necessary or appropriate to ensure that the vacancy created shall be filled by a person nominated by the others, subject to the consent of a majority of the full Board of Directors of the combined company.

     In addition to the foregoing, all the ICO shareholders who are parties to the Shareholders Agreement will grant irrevocable proxies coupled with an interest to Mr. Leib and Edward N. Barol to vote their shares of Common Stock of the combined company in favor of the slate of nominees for its Board of Directors selected by the then incumbent members of the Board of Directors of the combined company (the "Nominated Slate") and all the Wedco shareholders who are parties to the Shareholders Agreement will grant substantially identical proxies to Sylvia A. Pacholder and Dr. Asher O. Pacholder to vote their shares of Common Stock of the combined company also in favor of the Nominated Slate.

     The Shareholders Agreement also provides that after the Merger and with respect to Wedco, Sylvia A. Pacholder will be its President and Chief Executive Officer and Dr. Asher O. Pacholder will be its Chairman of the Board and Chief Operating Officer. Wedco's Articles of Incorporation will be amended to provide that the Chairman of the Board, President, CEO, COO or any person who shall hold any other office, position or title having similar functions or authority to the functions of the Chairman of the Board, President, CEO or COO or who shall have equivalent operating authority of Wedco will be elected by an unanimous vote of the Wedco Board of Directors. In addition, the combined company will elect Mr. Willoughby as a director of Wedco. If he is unable or ceases to serve, it will elect Mr. Leib. If he is unable or ceases to serve, it will elect Mr. Barol. If he is unable or ceases to serve, a person nominated by Messrs. Willoughby, Leib and Sirusas and/or their respective successors on the Board of Directors of the combined company will be elected.


     The Shareholders Agreement also provides that if one or more of the ICO or Wedco shareholders who are parties to the agreement desire to sell 500,000 or more shares of Common Stock of the combined company, other than in connection with an underwritten public offering that would not result in a transfer or transfers of 500,000 or more shares of Common Stock of the combined company to any person or group of persons, such proposed sale shall not be effective unless the proposed transferee agrees to be bound as the successor to the transferor under the agreement.


     Legal Services Retainer Agreement. The combined company will agree to retain Mr. Barol as legal counsel to its Board of Directors for a period to extend until at least the Termination Date under the Shareholders Agreement. Mr. Barol will be compensated by the combined company for his legal services at usual and customary hourly billing rates charged by him from time to time. The combined company will pay Mr. Barol annually a nonrefundable advance against legal fees in an amount equal to the annual fee paid by it to its directors plus the amount paid by it to its directors for attending all meetings of the Board of Directors.

     Non-Competition Covenants. William E. Willoughby and Fred R. Feder will execute and deliver to the combined company at the closing of the Merger Agreement Non-Competition Covenants pursuant to which they will agree not to compete with Wedco for a period of ten years after the Effective Time in consideration of the combined company's payment to them of $300,000 and $6,000, respectively, in 60 equal monthly installments.

     Consulting Agreement. William E. Willoughby will enter into a five-year Consulting Agreement with Wedco pursuant to which he will perform consulting services as requested by Wedco in consideration of consulting fees of $240,000 per year.


     Mr. Willoughby and Wedco are parties to a Salary Continuation Agreement which provides that Mr. Willoughby's spouse will be paid a survivorship benefit of $150,000 for five years if Mr. Willoughby predeceases his spouse at a time when he was employed by Wedco or was serving as a consultant to Wedco or ICO, provided however, such payment shall terminate upon the earlier to occur of the death of his spouse or April 30, 2001.


     Employment Agreements. Fred R. Feder, Donald Cuomo, Robert F. Bush, Mark Kuna and Timothy Kita will enter one-year Employment Agreements with Wedco. Mr. Feder will be employed in the position of Vice President at an annual salary of $160,000. Mr. Cuomo will be employed in the position of Vice President of Sales and Marketing at an annual salary of $105,000. Mr. Bush will be employed in the position of Vice President of Finance at an annual salary of $100,000. Mr. Kuna will be employed in the position of Vice President and Principal Accounting Officer at an annual salary of $85,000. Mr. Kita will be employed in the position of Manager of Human Resources at an annual salary of $49,200. The terms of the Employment Agreements will be renewable, at Wedco's option, for successive terms of one year each. These employees will be prohibited from competing with Wedco for a period of one year after the termination or expiration of their respective Employment Agreement. If Wedco terminates any of the Employment Agreements without cause or if any of the employees terminates his employment at any time and for any reason, Wedco will pay the employee eight months of severance pay and benefits.

     Registration Rights Agreement. The combined company will agree with Mr. Feder and the Wedco shareholders who are parties to the Shareholders Agreement to provide them, for a period of five years after the Effective Time, with certain demand and "piggyback" registration rights to enable them to dispose of the shares of Common Stock of the combined company received by them in the Merger. See "-- Transferability of Common Stock of the Combined Company to be Received in the Merger."

CASH REDEMPTION OF WEDCO STOCK OPTIONS


     Under the Merger Agreement, Wedco is required to redeem for cash all outstanding options to purchase Wedco Common Stock as a condition to the consummation of the Merger. Holders of Wedco stock options would be paid a redemption price equal to $16.50 minus the exercise price for each option. If the Merger is consummated, approximately $2,167,000 would be paid in the aggregate for the redemption of a total of approximately 285,700 stock options, including approximately $480,000 to Theo J.M.L. Verhoeff, $300,000 to Fred R. Feder, $184,000 to William C. Willoughby, $178,000 to Donald C. Cuomo, $124,000 to Walter L. Leib, $113,000 to Edward N. Barol, $99,000 to William E. Willoughby, $70,500 to George S. Sirusas, $40,000 to Robert F. Bush, $27,500 to Mark L. Kuna, and $14,000 to Timothy J. Kita.


TRANSFERABILITY OF COMMON STOCK TO BE RECEIVED IN THE MERGER

     The shares of Common Stock of the combined company issuable to shareholders of Wedco upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely without restriction by all shareholders who are not deemed to be "affiliates" of ICO or Wedco, as that term is defined in the rules under the Securities Act.

     Shares of Common Stock of the combined company received by those shareholders of Wedco who are deemed to be "affiliates" of Wedco may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Wedco has agreed in the Merger Agreement to use its reasonable best efforts to cause each person who is an "affiliate" of Wedco to deliver to ICO prior to the Effective Time, the written agreement of such affiliate not to offer to sell, sell or otherwise dispose of any of the shares of Common Stock of the combined company received by them pursuant to the Merger, except in compliance with Rule 145 or in a transaction that is otherwise exempt from the registration requirements of the Securities Act. This Joint Proxy Statement/ Prospectus does not cover any resales of Common Stock of the combined company received by persons who are deemed to be "affiliates" of Wedco. However, in connection with the closing of the Merger Agreement, ICO will enter into the Registration Rights Agreement to provide certain of the "affiliates" with certain registration rights to enable them to dispose of the shares of Common Stock of the combined company received by them in the Merger in compliance with the requirements of the Securities Act. See "-- Ancillary Agreements -- Registration Rights Agreement."

NO APPRAISAL RIGHTS

     Neither the shareholders of ICO nor the shareholders of Wedco will have dissenters' rights or appraisal rights with respect to the Merger.

REGULATORY MATTERS

     No approvals, consents or authorizations are required to be obtained by ICO or Wedco from any federal or state governmental authority in connection with the consummation of the Merger except in connection with compliance with federal and state securities laws with respect to the transactions contemplated by the Merger Agreement, including the issuance of shares of ICO Common Stock in connection with the Merger.

EXPENSES

     All expenses incurred by ICO or Wedco in connection with the Merger Agreement will be paid by the party incurring such expenses.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information, including the notes thereto, give effect to the Merger and are qualified in their entirety by reference to, and should be read in conjunction with the historical consolidated financial statements and the notes thereto of ICO and Wedco incorporated herein by reference.


     The pro forma combined financial statements are based on the purchase method of accounting. The unaudited pro forma consolidated condensed balance sheet at September 30, 1995, assumes the Merger was consummated as of September 30, 1995 and the unaudited pro forma consolidated condensed statements of operations assume the Merger was consummated as of the beginning of each of the periods presented.


     The pro forma data is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated at the dates indicated, nor is such data necessarily indicative of future operating results or financial position. There is no assurance that similar results will be achieved in the future.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                         YEAR ENDED SEPTEMBER 30, 1995



                                                    HISTORICAL
                                               ---------------------                     PRO FORMA
                                                  ICO      WEDCO(1)    ADJUSTMENTS        COMBINED
                                               ---------   ---------   -----------       ----------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales and services revenues..............  $  87,887   $  45,408                     $  133,295
                                               ---------   ---------                     ----------
Costs and Expenses:
Cost of sales and services...................     59,885      27,923                         87,808
Selling, general and administrative..........     17,840       8,020       (1,180)(a)        24,680
                                               ---------   ---------   -----------       ----------
Income before interest, taxes depreciation
  and amortization...........................     10,162       9,465       (1,180)           20,807
                                               ---------   ---------   -----------       ----------
Depreciation and Amortization................      5,112       3,786          603(b)          9,501
Interest, net................................     (1,307)      1,434          590(c)            717
Equity loss of Joint Ventures................                   (179)                          (179)
Other, net...................................                     96                             96
                                               ---------   ---------                     ----------
Income before income taxes...................      6,357       4,328                         10,672
                                               ---------   ---------                     ----------
Current provision for income taxes...........      2,200       1,456         (234)(d)         3,422
Deferred tax expense (benefit)...............     (1,633)        198        2,751(d)          1,316
                                               ---------   ---------                     ----------
Total tax expense............................        567       1,654                          4,738
                                               ---------   ---------    ---------        ----------
Net Income...................................  $   5,790   $   2,67     $   2,530        $    5,934
                                               =========   =========    =========        ==========
Earnings per common and common equivalent
  share......................................  $    0.41   $    0.74                     $     0.21
                                               =========   =========                     ==========
Weighted average shares outstanding..........  8,709,303   3,616,038    5,246,442(e)     17,571,783
                                               =========   =========                     ==========


---------------

(1) Wedco historical amounts were derived from the unaudited quarterly financial statements of Wedco for the applicable period to conform to ICO's fiscal year-end.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS


                      THREE MONTHS ENDED DECEMBER 31, 1995



                                                    HISTORICAL
                                               ---------------------                     PRO FORMA
                                                  ICO      WEDCO(1)    ADJUSTMENTS        COMBINED
                                               ---------   ---------   -----------       ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales and services revenues.............. $   21,751   $   9,992                      $   31,743
Costs and Expenses:
Cost of sales and services...................     15,145       6,578                          21,723
Selling, general and administrative..........      4,054       1,974          (325)(a)         5,703
                                              ----------   ---------   -----------        ----------
Income before interest, taxes, depreciation
  and amortization...........................      2,552       1,440          (325)            4,317
                                              ----------   ---------   -----------        ----------
Depreciation and Amortization................      1,339       1,022           165 (b)         2,526
Interest, net................................       (376)        371           148 (c)           143
Equity loss of Joint Ventures................                   (151)                           (151)
Other, net...................................                    145                             145
                                              ----------   ---------                      ----------
Net income before income taxes...............      1,589          53                           1,654
                                              ----------   ---------                      ----------
Current provision for income taxes...........         89          67            45 (d)           201
Deferred tax expense (benefit)...............          0         (17)          583 (d)           566
                                              ----------   ---------    ----------        ----------
Total tax expense............................         89          50                             767
                                              ----------   ---------                      ----------
Net Income................................... $    1,500   $       3    $      616        $      887
                                              ==========   =========    ==========        ==========
Earnings per common and common equivalent
  share...................................... $     0.11   $    0.00                      $     0.02
                                              ==========   =========                      ==========
Weighted average shares outstanding.......... 8,908,797    3,642,065     5,246,442 (e)    17,797,304
                                              ==========   =========                      ==========

                       UNAUDITED PRO FORMA BALANCE SHEET

                               DECEMBER 31, 1995



                                                   HISTORICAL
                                                -----------------                                          PRO FORMA
                                                  ICO      WEDCO    RECLASSIFICATIONS     ADJUSTMENTS      COMBINED
                                                -------   -------   -----------------     -----------      ---------
                                                                           (IN THOUSANDS)
                    ASSETS
CURRENT ASSETS
Cash and Cash Equivalents.....................   24,492       148                            (10,369)(f)   $  14,271
Trade Receivables, net........................   16,172     6,669                                             22,841
Inventories...................................    5,277     2,055                                              7,332
Prepaid Expenses and Other....................    2,975     1,019                                              3,994
Current deferred tax asset....................                                                   112(k)        1,345
                                                                                               1,233(j)
                                                -------   -------                                          ---------
          Total Current Assets................   48,916     9,891                                             49,783
                                                -------   -------                                          ---------
Property, Plant and Equipment, net............   30,689    41,326                              5,290(g)       77,305
Investment in joint ventures..................              4,779                             (1,174)(h)       3,605
Due from related parties......................                779                                                779
Goodwill......................................    4,401                                       25,095(i)       29,496
Deferred tax asset............................    1,633                   (2,419)(1)           2,732(j)          156
                                                                                              (1,790)(k)
Other assets..................................    2,219        43                                250(l)        2,512
                                                -------   -------                                          ---------
TOTAL ASSETS..................................  $87,858   $56,818                                          $ 163,636
                                                =======   =======                                           ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes Payable.................................            $ 3,718                                          $   3,718
Current portion of long-term debt.............      598     1,647                                              2,245
Accounts payable..............................    7,223     2,800                                             10,023
Accrued Expenses and other liabilities........    3,873     3,554                                275(m)        7,702
                                                -------   -------                                          ---------
          Total Current Liabilities...........   11,694    11,719                                             23,688
                                                -------   -------                                          ---------
Long-term debt................................    1,059    14,872                                             15,931
                                                -------   -------                                          ---------
Deferred income taxes.........................              2,419         (2,419)(1)
Other Liabilities.............................                434                                                434
Stockholders Equity
  Preferred stock.............................       13                                                           13
  Common stock................................   35,237       409                                 89(n)       35,326
                                                                                                (409)(n)
  Additional paid-in capital..................   55,988    11,159                             48,389(n)      104,377
                                                                                             (11,159)(n)
  Cumulative translation adjustment...........     (117)    1,650                             (1,650)(n)        (117)
  Retained earnings (deficit).................  (16,016)   17,434                            (17,434)(n)     (16,016)
  Treasury Stock..............................        0    (3,278)                             3,278(n)            0
                                                -------   -------        -------          -----------      ---------
          Total Stockholders' Equity..........   75,105    27,374                                            123,583
                                                =======   =======                                           ========
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....  $87,858   $56,818        $     0           $       0       $ 163,636
                                                =======   =======   ============           =========        ========


---------------

(1) To net deferred tax liabilities with deferred tax assets.

                          NOTES TO UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- PRO FORMA FINANCIAL STATEMENTS

     The basis of the unaudited pro forma consolidated condensed income statement and balance sheet reflects the assumption that Wedco shareholders owning 60% of the outstanding shares of Wedco Common Stock will select the Cash/Stock Consideration and the remaining shareholders of Wedco will select the Stock Consideration. See "THE MERGER -- Merger Consideration". Regardless of which option is selected by Wedco shareholders, the pro forma combined condensed income statement will be materially equivalent to the pro forma income statement presented.


     In the event that approximately 48% or more of the outstanding shares of Wedco Common Stock are exchanged for the Stock Consideration, the total number of shares of ICO Common Stock issued to Wedco shareholders in connection with the Merger would exceed the number of shares of ICO Common Stock outstanding immediately prior to the consummation of the Merger. Nevertheless, management believes the Merger will be properly accounted for as a forward merger (i.e., ICO being the acquirer) as opposed to a reverse merger. This conclusion is based upon the following factors that clearly indicate ICO should be treated as the acquirer: (i) the current chairman of ICO will be the chairman of the combined company, (ii) the combined company's board of directors will consist of three directors selected by former Wedco controlling shareholders and six selected by ICO management, (iii) the execution of a shareholders agreement regarding (i) and (ii) above (See "THE MERGER AGREEMENT -- Ancillary Agreements -- Shareholders Agreement") and (iv) the assets, revenues, recent net earnings and current market value of ICO significantly exceeds those of Wedco.


     The following summarizes the possible stock and cash consideration combinations which could be exchanged for outstanding shares of Wedco Common
Stock:


                               MERGER
                            CONSIDERATION
                              SELECTED                             ICO SHARES      CASH
    -------------------------------------------------------------  ----------   -----------
    100% Stock...................................................  10,132,509   $         0
    100% Cash/Stock..............................................   7,849,127   $12,487,248
    60% Cash/Stock, 40% Stock....................................   8,762,480   $ 7,492,349


     Regardless of which option is selected by Wedco shareholders, the pro forma combined condensed income statement will be materially equivalent to the pro forma income statement presented.

     The following summarizes the estimated purchase price:


        ICO Common Stock issued to Wedco shareholders (fair value based on most recent 30 day trading average)..............................  $47,930
        Cash paid to Wedco shareholders....................................    7,492
        Direct acquisition costs incurred by ICO...........................    1,172
                                                                             -------
                                                                              56,594
                                                                             -------
        Assumption of Wedco's liabilities..................................   29,444
        Liabilities assumed, pro forma adjustments.........................    2,065
                                                                             -------
        Total purchase price...............................................  $88,103
                                                                             =======


NOTE 2 -- WEDCO HISTORICAL PRESENTATION

     Certain amounts reported in Wedco's historical financial statements have been reclassified to conform to the ICO presentations in the accompanying unaudited pro forma financial statements.

NOTE 3 -- PRO FORMA ADJUSTMENTS

  Statements of Income:


     (a) To remove merger costs expensed by Wedco ($440,000 for the twelve months ended September 30, 1995 and $140,000 for the three months ended December 31, 1995), incremental cost savings for Wedco no longer being a separate public company ($250,000 per year) and to reflect cost savings resulting from the retirement of certain Wedco executives ($490,000 per year).


     (b) To increase amortization for intangibles (including goodwill) and reduce depreciation for machinery and equipment. Historically, Wedco depreciated machinery and equipment over 10 years. Select assets which have useful lives in excess of this time period will be depreciated over their estimated useful life after the Merger. Goodwill is amortized over a useful life of 40 years and value allocated to non-compete agreements is amortized over the 10-year term of the agreement.

     ICO has analyzed the past and expected future operating performance of Wedco, the competitive and regulatory environment in which Wedco operates and has assessed the expected future life of Wedco's basic technology concluding that, as of the acquisition date, the future life of goodwill is forty years or greater. Accordingly, goodwill is amortized over an estimated useful life of 40 years, the maximum allowable life under APB 17. ICO's policy is to periodically review goodwill and other intangibles to assess recoverability and review the impact of events and circumstances which may warrant a revision to the estimated useful life. Impairments would be recognized in operating results if a permanent diminution in value were to occur.

     (c) To reflect the reduced interest income on cash to be used to consummate the Merger.


     (d) To reflect the tax effect of pro forma income statement adjustments and increase income tax expense resulting from pro forma adjustments to deferred tax balances including the reversal of ICO's valuation allowance on deferred tax assets at September 30, 1995. In fiscal year 1995, ICO recognized a $1,633,000 ($.18 per share) tax benefit as a reversal of the valuation allowance to the extent taxes had been paid. ICO also recognized a tax benefit of $1,035,000 ($.12 per share) resulting from the utilization of approximately $2.9 million of net operating loss carry forwards in fiscal year 1995. During the quarter ended December 31, 1995 $.06 of ICO's $.11 earnings per share were attributable to the recognition of a net operating loss carryforward benefit. These amounts are reversed in the pro forma income statement.



     While ICO will continue to realize a cash savings from $8,085,000 (i.e., a tax benefit of $2,830,000) in net operating loss carry forwards (at December 31,
1995) for tax purposes after the Merger, future benefits resulting from the utilization of these loss carry forwards will no longer be recognized in the income statements prepared in accordance with generally accepted accounting principles.


     (e) To give effect to weighted average shares issued in connection with the Merger, including 100,000 shares issued to advisers of ICO.

  Balance Sheet:

     (f) To reflect estimated cash consideration and expected direct expenses to be paid by ICO and Wedco in connection with the Merger.

     (g) To increase Wedco's property, plant and equipment to estimated fair market value.

     (h) To decrease Wedco's investment in the Wedtech/Canadian joint venture to estimated fair market value.

     (i) To reflect the excess purchase price over fair value of net tangible assets acquired allocated to goodwill.


     (j) To remove ICO's December 31, 1995 valuation allowance on deferred tax assets. In accordance with Financial Accounting Standard 109, the need for the valuation allowance will no longer exist as of the effective date of the Merger.


     (k) To increase Wedco's deferred tax balances to reflect purchase price accounting adjustments.

     (l) To reflect the fair value of non-compete agreements with former Wedco executives.

     (m) ICO will incur integration costs pertaining to the management information systems estimated to be $275,000. These costs will be recorded as liabilities assumed and will have the effect of increasing goodwill.

     (n) To eliminate Wedco stockholders' equity accounts and reflect the estimated value of shares issued in connection with the acquisition.

                        DESCRIPTION OF ICO CAPITAL STOCK
GENERAL


     ICO is authorized to issue up to 50,000,000 shares of ICO Common Stock, no par value, 8,927,361 shares of which were issued and outstanding at March 15,
1996 and held of record by approximately           shareholders. In addition,
ICO is authorized to issue up to 500,000 shares of preferred stock, no par value, 322,500 shares of which have been divided into a series and underlie ICO's Depositary Shares. Each of ICO's 1,290,000 Depositary Shares represents ownership of 1/4 of a share of ICO's $6.75 Convertible Exchangeable Preferred Stock (the "Preferred Stock").


ICO COMMON STOCK

     Holders of ICO Common Stock are entitled to one vote per share on all other matters submitted to a vote of shareholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of ICO Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of ICO. In the event of a liquidation, dissolution or winding up of ICO, holders of ICO Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the ICO, and of the preferential rights of any series of preferred stock then outstanding. The outstanding shares of ICO Common Stock are, and the shares of ICO Common Stock issuable in connection with the Merger will be, upon issuance thereof, validly issued, fully paid and nonassessable. Holders of ICO Common Stock are entitled to receive dividends when, as and if declared by the ICO Board of Directors out of funds legally available therefor. See "SUMMARY -- Dividend Policy." Society National Bank is transfer agent and registrar for the ICO Common Stock.

ICO PREFERRED STOCK

     ICO is authorized to issue, without any action on the part of its shareholders, 500,000 shares of preferred stock, no par value per share. The Board of Directors has the authority to divide the preferred stock into one or more series and to fix and determine the relative rights and preferences of the shares of each such series, including dividend rates, terms of redemption, sinking funds, the amount payable in the event of voluntary liquidation, dissolution or winding up of the affairs of ICO, conversion rights and voting powers.

     ICO has authorized the issuance of a series, consisting of 345,000 shares of $6.75 Convertible Exchangeable Preferred Stock in connection with the issuance and sale by public offering of the Depositary Shares in November, 1993, prior to which, no shares of preferred stock were outstanding. The following is a description of the Preferred Stock.

  Dividend Rights

     Holders of the Preferred Stock are entitled to receive when and if declared by the ICO Board of Directors, out of the funds of ICO legally available therefor, an annual cash dividend of $6.75 per share, payable quarterly in each year. Dividends on the Preferred Stock are cumulative. Unless full cumulative dividends on all outstanding shares of the Preferred Stock have been paid, no dividends (other than in ICO Common Stock or other stock ranking junior to the Preferred Stock as to dividends) may be paid, declared or set aside for payment, or any other distributions made on the ICO Common Stock or on any other stock of ICO ranking junior to the Preferred Stock as to dividends. See
"SUMMARY -- Dividend Policy" and "RISK FACTORS -- Risk Factors Relating to the Merger -- Restrictions on Payment of Dividends."

  Conversion Rights

     Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into ICO Common Stock, at a conversion rate of 10.96 shares of ICO Common Stock for each share of Preferred Stock (equivalent to a conversion rate of 2.74 shares of Common Stock for each Depositary Share). The initial conversion price is $9.125 per share which, at a liquidation preference of $100 per share of Preferred Stock, entitles each share of Preferred Stock to be convertible into 10.96 shares of Common Stock. The conversion price is subject to adjustment upon certain events.

  Special Conversion Rights

     The Preferred Stock has special conversion rights that become effective upon the occurrence of certain types of significant transactions affecting ownership or control of ICO or the market for the ICO Common Stock. The purpose of the special conversion rights is to provide (subject to certain exceptions) partial loss protection upon the occurrence of a change of control or a fundamental change of ICO at a time when the market value of the ICO Common Stock is less than the then prevailing conversion price. In such situations, the special conversion right would, for a limited period, reduce the then prevailing conversion price to the market value of the ICO Common Stock, subject to a minimum conversion price of $5.17 per share of ICO Common Stock (subject to certain adjustments).

  Exchange Provisions

     The Preferred Stock may be exchanged, in whole but not in part, at the option of ICO, for Debentures of ICO on any dividend payment date beginning December 31, 1995, at the rate of $100 principal amount of Debentures for each share of Preferred Stock (equivalent to $25 principal amount of Debentures for each Depositary Share), provided that all accrued and unpaid dividends through the date of exchange have been paid and certain other conditions have been met. The Debentures are issuable in denominations of $1,000 and integral multiples thereof.

  Liquidation Rights

     In the event of any liquidation, dissolution or winding up of ICO, after payment or provision for payment of the debts and other liabilities of ICO and the payment in full of any preferential amounts to which the holders of the Preferred Stock shall be entitled, the holders of the Preferred Stock are entitled to receive, out of the remaining net assets of ICO available for distribution to shareholders, liquidating distributions in the amount of $100 per share (equivalent to $25 for each Depositary Share), plus an amount equal to all dividends accrued and unpaid on each such share (whether or not declared) to the date fixed for distribution, before any distribution is made to holders of the Common Stock or any other class of stock of the Company ranking junior to the Preferred Stock.

  Optional Redemption

     The Preferred Stock is not redeemable prior to December 31, 1996. Thereafter, the Preferred Stock may be redeemed for cash, in whole or in part, at the option of ICO at any time or from time to time, at redemption prices beginning at $105.00 per share in 1997 and reducing to $100.00 in 2001 and thereafter, in each case, with an amount equal to all dividends (whether or not declared) accrued and unpaid to the date fixed for redemption.

  Voting Rights

     Except as required by law or indicated below, holders of Preferred Stock have no voting rights.

     Whenever dividends on the Preferred Stock are in arrears in an amount equal to or exceeding six quarterly dividends (whether or not consecutive), the number of directors of ICO will automatically be increased by two and the holders of the Preferred Stock (voting separately as a class) will be entitled to elect the additional two directors until all dividends that were accrued and unpaid have been paid or declared and funds set aside to provide for payment in full. Upon any termination of such rights to vote for directors, the term of office of all directors so elected shall terminate.

     Without the affirmative vote or consent of the holders of at least two-thirds of the number of shares of Preferred Stock then outstanding, ICO may not (1) create or issue or increase the authorized number of shares of any class or classes or series of stock ranking prior to the Preferred Stock, either as to dividends or upon liquidation, dissolution or winding up, or (2) alter, change or repeal any of the powers, rights or preferences of the holders of the Preferred Stock so as to affect adversely such powers, preferences or rights of the Preferred Stock. Accordingly, the voting rights of the holders of Preferred Stock could, under certain circumstances, operate to restrict the flexibility ICO would otherwise have in connection with any future issuances of equity securities or changes to its capital structure.

ICO DEPOSITARY SHARES

  General

     Each Depositary Share represents ownership of 1/4 of a share of Preferred Stock. The shares of Preferred Stock underlying the Depositary Shares have been deposited with Society National Bank as depositary. Depositary receipts issued by the depositary evidence the Depositary Shares. Each owner of a Depositary Share is entitled, proportionately, to all the rights, preferences and privileges of a share of Preferred Stock (including dividend, voting, redemption, exchange, conversion and liquidation rights) summarized above under the caption "Preferred Stock."

     Since each share of Preferred Stock entitles the holder thereof to one vote on matters on which the Preferred Stock is entitled to vote, each Depositary Share, in effect, entitles the holder thereof to one quarter of a vote thereon, rather than one full vote. There is no public trading market for the Preferred Stock except as represented by the Depositary Shares. The ICO's Depositary Shares are traded on the Nasdaq Stock Market.

  Withdrawal of Shares of Preferred Stock

     Upon surrender of depositary receipts, the owner of the Depositary Shares evidenced thereby is entitled to delivery of certificates evidencing the number of whole shares of Preferred Stock and any money or other property represented by such Depositary Shares.

  Conversion of Preferred Stock

     The Depositary Shares, as such, are not convertible into ICO Common Stock or any other securities or property of ICO. Nevertheless, the depositary receipts may be surrendered by holders to the depositary to cause conversion of the Preferred Stock represented by the Depositary Shares into whole shares of ICO Common Stock.

  Exchange of Preferred Stock

     If ICO elects to exchange all the shares of Preferred Stock for Debentures, the depositary will exchange all Depositary Shares representing the shares of the Preferred Stock so exchanged for Debentures. The exchange rate per Depositary Share will be one quarter of the exchange rate per share of the Preferred Stock, plus all accrued and unpaid dividends.

ICO OPTIONS AND WARRANTS


     At March 8, 1996, warrants for the purchase of 853,000 shares of ICO Common Stock and options covering an aggregate of 648,241 shares of ICO Common Stock were outstanding. The warrants have exercise prices of $5.00 per share and expiration dates ranging from June 1997 to July 2002. The options have exercise prices ranging from $3.75 per share to $8.25 per share, with a weighted average exercise price of $5.03 per share, and expiration dates ranging from October 1997 to October 2005.


REGISTRATION RIGHTS

     Certain warrantholders of ICO presently possess registration rights with respect to 853,000 shares of ICO Common Stock issuable upon exercise of warrants. Additional registration rights will be granted under the terms of the Merger Agreement to certain former Wedco shareholders with respect to a total of 5,472,373 and 4,299,722 shares of ICO Common Stock, assuming all of these shareholders elect to receive the Stock Consideration and Cash/Stock Consideration respectively. See "THE MERGER AGREEMENT -- Ancillary
Agreements -- Registration Rights Agreement.

     Concurrently with the filing of the Registration Statement of which this Joint Proxy Statement/ Prospectus forms a part, ICO will file on behalf of certain ICO shareholders, who would not be deemed

"affiliates" of ICO and who have exercised certain registration rights, a registration statement relating to 311,550 shares of ICO Common Stock subject to registration rights.

                        COMPARISON OF SHAREHOLDER RIGHTS


     The statements set forth under this heading with respect to the NJBCA, TBCA, the Wedco Certificate of Incorporation, the Wedco By-Laws, the ICO Articles of Incorporation, and the ICO By-Laws (copies of which have been filed as Exhibits to the Registration Statement) are brief summaries thereof and do not purport to be complete; such statements are subject to the detailed provisions of the NJBCA, the TBCA, the Wedco Certificate of Incorporation, the Wedco By-Laws, the ICO Articles of Incorporation, and the ICO By-Laws. See "AVAILABLE INFORMATION."


     The rights of holders of Wedco Common Stock are governed by New Jersey law, whereas those of holders of ICO Common Stock are governed by Texas law. The rights and obligations of shareholders are also governed by the Articles or Certificate of Incorporation and By-Laws of the respective companies. In general, many of the rights and obligations of the shareholders of Wedco Common Stock and the shareholders of ICO Common Stock are similar.

VOTING OF SHARES OF COMMON STOCK

     Each share of Wedco Common Stock and each share of ICO Common Stock is entitled to one vote on each matter submitted to a vote of shareholders. In addition, neither cumulative voting nor pre-emptive rights are provided for the shareholders of either company.

DIVIDEND RIGHTS

     The rights of the shareholders of Wedco Common Stock and ICO Common Stock to the receipt of dividends are limited by the NJBCA and the TBCA, respectively. Under both the NJBCA and the TBCA, a corporation may not declare a dividend if, after giving effect to the distribution, the corporation would be unable to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than its total liabilities. The holders of Wedco Common Stock and the holders of ICO Common Stock are thus entitled to receive ratably, from funds legally available for the payments thereof, dividends when and as declared by resolution of their respective boards of directors.

SHAREHOLDER APPROVAL


     Under Texas law amendments to the Articles or Certificate of Incorporation and the approval of plans of merger, sales of substantially all assets and similar transactions require the approval of two-thirds of the outstanding shares of Common Stock. Under New Jersey law applicable to corporations which were incorporated prior to January 1, 1969, including Wedco, the affirmative vote of two-thirds of the votes cast by the holders of shares of Common Stock is required for approval of such matters. Texas law, however, provides that the board of directors of a Texas corporation not a party to a merger need not submit the plan of merger to shareholders for approval. ICO has been advised by legal counsel that under the TBCA, ICO is not a party to the Merger. See "ICO SPECIAL MEETING -- Voting Rights."



     Wedco's By-Laws provide that amendments thereto require the approval of either a majority of shares of Wedco Common Stock voting at a meeting of shareholders or a majority of the entire Board of Directors. However, by-laws made or amended by the Board may be amended or repealed by the stockholders. Under the NJBCA, the Certificate of Incorporation may reserve such power to amend by-laws to the shareholders. Amendments to ICO's By-Laws require the approval of either a majority of shares of ICO Common Stock or the Board of Directors, except where the Articles of Incorporation or the TBCA reserve the power exclusively to the shareholders in whole or in part or the shareholders expressly prohibit the Board of Directors' action with respect to a particular By-Law adopted by the shareholders.

APPRAISAL RIGHTS


     Subject to certain specified exceptions, appraisal rights are provided under both New Jersey and Texas law for plans of merger to which the corporation is a party, sales of substantially all assets, and similar transactions. Under New Jersey law, a shareholder shall not have the right to dissent from any plan of merger or consolidation with respect to shares of a class or series listed on a national securities exchange or held of record by at least 1,000 holders and also denies such rights to shareholders who will receive cash and/or such securities in the proposed transaction. Texas law contains a similar provision. Specifically, Texas law denies appraisal rights to shareholders holding a class of shares listed on a national securities exchange or held of record by at least 2,000 holders and to shareholders who will receive shares of a class or series listed or authorized for listing on a national securities exchange or held of record by not less than 2,000 holders.


ACTION BY SHAREHOLDERS WITHOUT A MEETING


     Under New Jersey law, Wedco shareholders may take action without a meeting on matters other than the election of directors and mergers and similar transactions upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would be necessary to authorize such action at a meeting at which all shareholders entitled to vote thereon were present and voting. Texas law permits a company's articles of incorporation to contain a similar provision. ICO's By-Laws, however, provide that shareholders may act without meeting only if all shareholders entitled to vote on the matter consent in writing to the action.


SHAREHOLDER PROPOSALS

     None of the NJBCA, the Wedco Certificate of Incorporation, or the Wedco By-Laws limit the ability of Wedco shareholders to bring business before a meeting of shareholders. The ICO By-Laws establish certain requirements that must be satisfied by a shareholder in order to nominate a person for director or bring other business before a meeting of shareholders.

CALL OF SPECIAL MEETINGS


     Under the NJBCA, special meetings of Wedco shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the New Jersey Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. In addition, Wedco's By-Laws obligate the Chairman of the Board or the Board of Directors to order and call such meetings whenever persons holding 25% of the outstanding capital stock of the corporation request in writing such a meeting.


     Special meetings of the shareholders of ICO Common Stock may be called at any time by the Chairman of the Board, the President, a majority of the Board of Directors, a majority of the executive committee (if any), or the holders of at least ten percent (10%) of all the shares entitled to vote at the proposed special meeting.

ANTI-TAKEOVER PROVISIONS


     The New Jersey Shareholders Protection Act provides that no "resident domestic corporation," such as Wedco, may engage in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the interested stockholder becomes an interested stockholder, unless the business combination has been approved by Wedco's Board of Directors prior to that date. In addition, Wedco may not engage in any "business combination" with any "interested stockholder" after the expiration of the five-year period unless: (i) the business combination is approved by the Board of Directors in a prescribed manner, (ii) two-thirds of the shares not beneficially owned by the interested stockholder vote in favor of the business combination, or (iii) the combination meets certain objective tests designed to ensure that shareholders receive a fair price for their shares. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within five years preceding the date of such determination, did own, ten percent (10%) or more of Wedco's voting stock. Texas law contains no similar provisions.

CLASSIFICATION OF BOARD OF DIRECTORS


     Although the NJBCA permits for the classification of directors, the Wedco Certificate of Incorporation and the Wedco By-Laws do not provide for the classification of the Board of Directors of Wedco, which, accordingly, consists of a single class of directors who are elected annually.


     ICO's By-Laws provide for the classification of the Board of Directors of ICO into three classes, with directors serving staggered three-year terms. As a result, one-third of ICO's Board of Directors will be elected each year. The classified board provision could increase the likelihood that, in the event of an attempted takeover of ICO, incumbent directors would retain their positions and, consequently, may have the effect of discouraging, delaying or preventing a change of control.

REMOVAL OF DIRECTORS


     New Jersey law provides, subject to certain qualifications, for the removal of directors for cause or, unless otherwise provided in the certificate of incorporation, without cause by the shareholders by the affirmative vote of the majority of the votes cast by the holders of shares entitled to vote for the election of directors.


     The TBCA does not specifically address the matter of the removal of directors. ICO's By-Laws, however, provide for the removal of directors for cause at a special shareholder meeting called expressly for the purpose, by a vote of two-thirds of the shares entitled to vote for the election of directors.

INDEMNIFICATION OF DIRECTORS; DIRECTOR'S LIABILITY

     As authorized by the TBCA, ICO's By-Laws provide that to the fullest extent permitted by Texas law, as the same exists or may hereafter by amended, directors and former directors of ICO will not be liable to ICO or its shareholders for monetary damages for acts or omissions occurring in their capacity as directors. Texas law does not authorize the elimination or limitation of the liability of a director to the extent the director is found liable (1) for any breach of the director's duty of loyalty to the company or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) for transactions from which the director received an improper benefit, whether or not the benefit resulted from action taken within the scope of the director's office, and (4) for acts or omissions for which the liability of a director is expressly provided by law.

     Texas law does, however, permit a company to indemnify a director found liable to the company to the extent of the director's reasonable expenses incurred in connection with the proceeding, though not where the director is found liable for a violation of the duty of loyalty. Pursuant to ICO's By-Laws, the liability of directors and former directors will be further limited or eliminated without action by shareholders if Texas law is amended to limit or eliminate further the personal liability of directors.


     New Jersey law is substantially similar to Texas law with respect to the extent to which a company may limit or eliminate the personal liability of directors for breaches of directors' duties to the company. Under the NJBCA, a corporation shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if (1) Such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and (2) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. As with ICO's By-laws, Wedco's By-laws also provide indemnification to directors and former directors to the fullest extent permitted by state law.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for ICO by Keating, Muething & Klekamp, Cincinnati, Ohio. Members of that firm do not beneficially own any shares of ICO Common Stock.


     Keating, Muething & Klekamp, counsel to ICO, and Dilworth, Paxson, Kalish & Kauffman LLP, counsel to Wedco, have been engaged pursuant to the Merger Agreement to render certain opinions as of the Effective Time concerning certain federal income tax consequences of the Merger. See "THE MERGER -- Certain Future Income Tax Consequences." Edward N. Barol, a partner in Dilworth, Paxson, Kalish & Kauffman LLP, has been a director of Wedco since 1984. Members of Dilworth, Paxson, Kalish & Kauffman LLP own 5,775 shares of Wedco Common Stock. As noted above, Mr. Barol will be paid, pursuant to the Merger Agreement, $113,000 for the redemption of Wedco Stock Options.


                                    EXPERTS

     The consolidated financial statements of ICO as of September 30, 1994 and 1995 and for each of the three years in the period ended September 30, 1995 incorporated by reference into this Joint Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Representatives of Price Waterhouse LLP are expected to be present at the ICO Special Meeting, are expected to be available to respond to appropriate questions and will have the opportunity to make a statement, if they desire to do so.

     The consolidated balance sheet as of March 31, 1995 and 1994 and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended March 31, 1995 incorporated by reference into this Joint Proxy Statement/Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. Representatives of Coopers & Lybrand L.L.P. are expected to be present at the Wedco Special Meeting, are expected to be available to respond to appropriate questions and will have the opportunity to make a statement, if they desire to do so.

                 SHAREHOLDER PROPOSALS FOR 1996 ANNUAL MEETING


     A shareholder of ICO intending to submit a proposal to be presented at the 1996 Annual Meeting of Shareholders must have delivered such proposal in writing to ICO's executive offices no later than April 15, 1996.


     If the Merger is not consummated, Wedco will hold its regularly scheduled Annual Meeting of Shareholders. A shareholder of Wedco intending to submit a proposal to be presented at the 1996 Annual Meeting of Shareholders must deliver such proposal in writing to Wedco's executive offices no later than March 26, 1996.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the Texas Business Corporation Act provides:

          (1) A corporation may indemnify any officer or director from and against any judgments, penalties, fines, settlements, and reasonable expenses actually incurred by him in an action, suit, investigation or other proceeding to which he is, was, or is threatened to be a party; provided that it is determined by the Board of Directors, a committee thereof, special legal counsel, or a majority of the stockholders that such officer or director: (a) acted in good faith; (b) reasonably believed that his conduct was in the best interest of the corporation or was, in some circumstances, not opposed to the corporation's interest; and (c) in a criminal case, had no reasonable cause to believe his conduct was unlawful. Such indemnity is limited to the reasonable expenses actually incurred in matters as to which the officer or director is found liable to the corporation or is found liable on the basis that a personal benefit was improperly received by him. No indemnification is permitted with respect to any proceeding in which the officer or director is found liable for willful or intentional misconduct in the performance of his duty to the corporation.

          (2) A corporation shall indemnify a director against reasonable expenses incurred by him in connection with an action, suit, investigation, or other proceeding to which he is, was, or was threatened to be a party if he has been wholly successful in its defense.

          (3) A corporation may advance an officer or director the reasonable costs of defending an action, suit, investigation or other proceeding in certain cases.

          (4) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

     Article 7, Section 7.01 of the Registrant's Bylaws provides for indemnifications of directors and officers, and such Article 7, Section 7.01, is hereby incorporated herein by reference.

     The Registrant has purchased a directors' and officers' liability and corporation reimbursement policy in the amount of $5,000,000, which, subject to certain exceptions, protects the officers and directors of the Registrant against liabilities arising from any claim for breach of duty, neglect, error, misstatement, misleading statement, omission or other act attempted, committed or allegedly committed by reason of the director or officer acting in such capacity.

     Article 302-7.06 of the Texas Miscellaneous Corporation Laws Act permits a corporation to provide in its articles of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for an act or omission in the director's capacity as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) an act or omission for which liability of a director is expressly provided by applicable statute.

     Article Twelfth of the Articles of Incorporation of the Registrant provides that to the full extent that the Texas Miscellaneous Corporation Laws Act, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article Twelfth shall not adversely affect any right or protection of a director of the Registrant for or with respect to any acts or omissions of such director occurring prior to such amendments or repeals.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
------      ------------------------------------------------------------------------------------
  2      -- Merger Agreement dated as of December 8, 1995 as amended on March 13, 1996, by and among Wedco Technology, Inc., W Acquisition Corp. and the Registrant (excluding the
            Schedules and Annexes thereto) (attached as Annex A to the Prospectus which is a part of this Registration Statement).

  4.1    -- Indenture for 10% Senior Notes due 2002, dated as of September 1, 1992, between the
            Registrant and Ameritrust Texas, N.A., Trustee (incorporated by reference to Exhibit
            4 of the Registrant's Annual Report on Form 10-K for 1992).

  4.2    -- Warrant Agreement -- Series A, dated as of September 1, 1992, between the Registrant and Society National Bank (incorporated by reference to Exhibit 4 of the
            Registrant's Annual Report on Form 10-K for 1992).

  4.3    -- Warrant Agreement Series B, dated as of September 1, 1992, between the Registrant and Society National Bank (incorporated by reference to Exhibit 4 of the
            Registrant's Annual Report on Form 10-K for 1992).

  4.4    -- Stock Registration Rights Agreement.

  5      -- Opinion of Keating, Muething & Klekamp.

  8.1    -- Opinion of Keating, Muething & Klekamp regarding tax matters (to be delivered at closing pursuant to Merger Agreement).

  8.2    -- Opinion of Dilworth, Paxson, Kalish & Kauffman LLP regarding tax matters (to be delivered at closing pursuant to Merger Agreement).

 10.1    -- ICO, Inc. Tax Credit Employee Stock Ownership Plan, as amended (incorporated by reference to Exhibit 10(a) of the Registrant's Annual Report on Form 10-K for 1993).

 10.2    -- Amendments to Accounts Financing Agreement and Promissory Notes between Registrant and Congress Financial Corporation (incorporated by reference to Exhibit 4 to the
            Registrant's Annual Report on Form 10-K for 1992).

 10.3    -- ICO, Inc. 1985 Stock Option Plan, as amended (incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement dated April 27, 1987 for the Annual
            Meeting of Shareholders).

 10.4    -- Accounts Financing Agreements and Promissory Notes between Congress Financial
            Corporation and ICO, Inc. dated January 11, 1989 (incorporated by reference to
            Exhibit 3 to the Registrant's Annual Report on Form 10-K for 1988).

 10.5    -- Agreement for the Purchase and Sale of all of the Outstanding Shares of Capital
            Stock of Baker Hughes Tubular Services, Inc. and Certain Related Non-U.S. assets by and between the Registrant and Baker Hughes, Incorporated, incorporated by reference to Exhibit 2(a) of the Registrant's Current Report on Form 8-K dated September 30,
            1992).

 10.6    -- 1993 Stock Option Plan for Non-Employee Directors of ICO, Inc. (incorporated by reference to Exhibit 99 to the Registrant's Form S-8 dated September 13, 1993).

 10.7    -- ICO, Inc. 1994 Stock Option Plan (incorporated by reference to Exhibit A to
            Registrant's Definitive Proxy Statement dated June 24, 1994 for the Annual Meeting of Shareholders).

 10.8    -- ICO, Inc. 1995 Stock Option Plan (incorporated by reference to Exhibit A to
            Registrant's Definitive Proxy Statement dated August 10, 1995 for the Annual Meeting of Shareholders).

 10.9    -- Willoughby International Stockholders Agreement.

 10.10   -- Legal Services Retainer Agreement.

 10.11   -- Non-Competition Covenant -- William E. Willoughby.

 10.12   -- Non-Competition Covenant -- Fred R. Feder.

EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
------      ------------------------------------------------------------------------------------
 10.13   -- Consulting Agreement -- William E. Willoughby.

 10.14   -- Salary Continuation Agreement.

 10.15   -- Addendum to Salary Continuation Agreement.

 10.16   -- Employment Agreement -- Fred R. Feder.

 10.17   -- Employment Agreement -- Donald Cuomo.

 10.18   -- Employment Agreement -- Robert F. Bush.

 10.19   -- Employment Agreement -- Mark Kuna.

 10.20   -- Employment Agreement -- Timothy Kita.

 10.21   -- Stockholders Agreement (respecting voting of shares of Wedco).

 10.22   -- Stockholders Agreement (respecting voting of shares of ICO).

 23.1    -- Consent of Price Waterhouse LLP.

 23.2    -- Consent of Coopers & Lybrand L.L.P.

 23.3    -- Consent of Keating, Muething & Klekamp (contained in Exhibit 5 and Exhibit 8.1).

 23.4    -- Consent of Dilworth, Paxson, Kalish & Kauffman LLP (contained in Exhibit 8.2)

 23.5    -- Consent of Mesirow Financial, Inc. (contained in Opinion of Mesirow Financial, Inc.
            beginning on page 36 of the Registration Statement).

 24      -- Powers of Attorney.

 99.1    -- Form of ICO Proxy.

 99.2    -- Form of Wedco Proxy.



ITEM 22.  UNDERTAKINGS.


     The undersigned Registrant hereby undertakes:

          (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act,
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement for the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold in the termination of the offering.

          (b)(1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

          (c)(1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph
     (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 14th day of March, 1996.


                                             /s/  DR. ASHER O. PACHOLDER

                                          --------------------------------------
                                                  Dr. Asher O. Pacholder
                                                Chairman of the Board and
                                                 Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                               CAPACITY                   DATE
---------------------------------------------  ------------------------------  ----------------
      /s/  DR. ASHER O. PACHOLDER              Chairman of the Board and       March 14, 1996
---------------------------------------------    Chief Financial Officer
           Dr. Asher O. Pacholder                (Principal Financial
                                                 Officer)

        /s/  SYLVIA A. PACHOLDER               President and Chief Executive   March 14, 1996
---------------------------------------------    Officer and Director
             Sylvia A. Pacholder                 (Principal Executive
                                                 Officer)

            /s/  JON C. BIRO                   Controller and Treasurer        March 14, 1996
---------------------------------------------    (Principal Accounting
                 Jon C. Biro                     Officer)

       /s/  WILLIAM E. CORNELIUS               Director                        March 14, 1996
---------------------------------------------
            William E. Cornelius

        /s/  JOHN F. WILLIAMSON                Director                        March 14, 1996
---------------------------------------------
             John F. Williamson

         /s/  WILLIAM J. MORGAN                Director                        March 14, 1996
---------------------------------------------
              William J. Morgan

        /s/  ROBIN E. PACHOLDER                Director                        March 14, 1996
---------------------------------------------
             Robin E. Pacholder

                                                                         ANNEX A



                                MERGER AGREEMENT

                                     AMONG

                            WEDCO TECHNOLOGY, INC.,

                              W ACQUISITION CORP.

                                      AND

                                   ICO, INC.


________________________________________________________________________________

         DATED AS OF DECEMBER 8, 1995, AS AMENDED ON MARCH 13, 1996
________________________________________________________________________________

                               TABLE OF CONTENTS

ARTICLE 1              THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   Section 1.1         The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   Section 1.2         Effects of Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
   Section 1.3         Exchange of Certificates.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
   Section 1.4         Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
   Section 1.5         Surviving Corporation Officers; Directors;
                       Certificate of Incorporation and Bylaws. . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

ARTICLE 2              STOCKHOLDER APPROVAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
   Section 2.1         Stockholders' Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
   Section 2.2         Proxy Statement/Prospectus . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
   Section 2.3         Correction of Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

ARTICLE 3              THE MERGER CLOSING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
   Section 3.1         Time and Place . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
   Section 3.2         Deliveries at Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
   Section 3.3         Filing of Certificate of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

ARTICLE 4              REPRESENTATIONS AND WARRANTIES
                       OF WEDCO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
   Section 4.1         Organization and Qualification; Active Subsidiaries  . . . . . . . . . . . . . . . . . . . . .  10
   Section 4.2         Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
   Section 4.3         Authority Relative to this Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
   Section 4.4         Consents and Approvals; No Violation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
   Section 4.5         SEC Filings; Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
   Section 4.6         Absence of Certain Changes and Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
   Section 4.7         Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
   Section 4.8         Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
   Section 4.9         Labor Relations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
   Section 4.10        Material Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
   Section 4.11        Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
   Section 4.12        Compliance with Applicable Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
   Section 4.13        Fees and Commissions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
   Section 4.14        Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
   Section 4.15        Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
   Section 4.16        Joint Ventures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

ARTICLE 5              REPRESENTATIONS AND WARRANTIES
                       OF ICO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
   Section 5.1         Organization and Qualification; Active Subsidiaries  . . . . . . . . . . . . . . . . . . . . .  27
   Section 5.2         Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
   Section 5.3         Authority Relative to this Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

   Section 5.4         Consents and Approvals; No Violation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
   Section 5.5         SEC Filings; Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
   Section 5.6         Absence of Certain Changes and Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
   Section 5.7         Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
   Section 5.8         Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
   Section 5.9         Labor Relations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
   Section 5.10        Material Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
   Section 5.11        Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
   Section 5.12        Compliance with Applicable Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
   Section 5.13        Fees and Commissions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
   Section 5.14        Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
   Section 5.15        Environmental Protection . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
   Section 5.16        Merger Consideration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

ARTICLE 6              CONDUCT OF BUSINESS PENDING THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
   Section 6.1         Conduct of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
   Section 6.2         New York Stock Exchange Listing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

ARTICLE 7              ADDITIONAL AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
   Section 7.1         No Solicitation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
   Section 7.2         Access to Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
   Section 7.3         Public Announcements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
   Section 7.4         Best Efforts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
   Section 7.5         Rule 145 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
   Section 7.6         Post-Merger Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
   Section 7.7         Indemnification and Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
   Section 7.8         Notification of Certain Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

ARTICLE 8              CONDITIONS TO CONSUMMATION OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
   Section 8.1         Conditions to the Obligations of Each Party  . . . . . . . . . . . . . . . . . . . . . . . . .  46
   Section 8.2         Additional Conditions to the Obligations of Wedco  . . . . . . . . . . . . . . . . . . . . . .  47
   Section 8.3         Additional Conditions to the Obligations of ICO  . . . . . . . . . . . . . . . . . . . . . . .  49

ARTICLE 9              TERMINATION; AMENDMENTS; WAIVER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
   Section 9.1         Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
   Section 9.2         Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
   Section 9.3         Extension; Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

ARTICLE 10             MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
   Section 10.1        Survival of Representations, Warranties, Covenants
                       and Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
   Section 10.2        Entire Agreement; Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

   Section 10.3        Validity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
   Section 10.4        Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
   Section 10.5        Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
   Section 10.6        Arbitration. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
   Section 10.7        Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
   Section 10.8        Interpretation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
   Section 10.9        Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
   Section 10.10       Parties in Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57

                                MERGER AGREEMENT


         THIS MERGER AGREEMENT ("Agreement") dated as of December 8, 1995, as amended on March 13, 1996, is made by and among WEDCO TECHNOLOGY, INC., a New Jersey corporation ("Wedco"), W ACQUISITION CORP., a New Jersey corporation ("W Acquisition"), and ICO, INC., a Texas corporation ("ICO").

                                R E C I T A L S:

         WHEREAS, the Board of Directors of each of Wedco and ICO has determined that it is advisable and in the best interests of their respective stockholders that Wedco become a subsidiary of ICO by merger with and into W Acquisition, a Subsidiary (as hereinafter defined) of ICO, pursuant to the merger hereinafter provided for; and

         WHEREAS, William E. Willoughby, Peggy S. Willoughby, William C. Willoughby, Regina S. Willoughby, Fred R. Feder, Theo J.M.L. Verhoeff, Catherine Willoughby Stevens, William C. Willoughby, as custodian for William
B. Willoughby, and Regina S. Willoughby, as custodian for William B.
Willoughby (collectively, the "Wedco Shareholder Group") have signed an agreement of even date herewith ("Wedco Shareholder Group Agreement") in which they have: (i) granted to Sylvia A. Pacholder and Dr. Asher O. Pacholder, acting as representatives of ICO, an irrevocable proxy with respect to the shares of Wedco common stock controlled by them (which shares are further described on Schedule 1 attached hereto); and (ii) agreed not to transfer such shares from and after the date hereof until the Effective Time (as hereinafter defined), except in accordance with such Wedco Shareholder Group Agreement; and

         WHEREAS, Sylvia A. Pacholder, Dr. Asher O. Pacholder, Robin E. Pacholder, Pacholder Associates, Inc., William J. Morgan and P M Delaware, Inc. (collectively, the "ICO Shareholder Group") have signed an agreement of even date herewith (the "ICO Shareholder Group Agreement") in which they have: (i) granted to Walter L. Leib and Edward N. Barol, acting as representatives of Wedco, an irrevocable proxy with respect to the shares of ICO capital stock controlled by them (which shares are further described on Schedule 2 attached hereto); and (ii) agreed not to transfer such shares from and after the date hereof until the Effective Time, except in accordance with such ICO Shareholder Group Agreement; and

         WHEREAS, Wedco and ICO desire to make certain representations, warranties and agreements in connection with such merger; and

         WHEREAS, immediately after the Effective Time, ICO shall take all actions necessary to give effect to the change of its corporate name to "Willoughby International, Inc.;" and

         WHEREAS, promptly after execution and delivery of this Agreement, ICO shall initiate and thereafter diligently pursue the process of applying for a listing of Willoughby International, Inc. stock on the New York Stock Exchange.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:


                                   ARTICLE 1

                                   THE MERGER

Section 1.1      The Merger.

                 (a) ICO shall cause W Acquisition to execute and deliver, and Wedco shall execute and deliver, a certificate of merger and any other documents required under the New Jersey Business Corporation Act (the "New Jersey Law") to effect the merger of Wedco with and into W Acquisition (the "Merger") consistent with this Agreement. The closing and consummation of the Merger shall be governed by the provisions of Article 3 of this Agreement.

                 (b)      In the Merger:

                          (i)     Each share of common stock, no par value per
share, and each share of preferred stock, no par value per share, of ICO issued and outstanding prior to the Effective Time shall remain outstanding;

                          (ii)    Each share of common stock, $0.10 par value
per share, of Wedco ("Wedco Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted, by virtue of the Merger and without the need for any further action on the part of the holder thereof, into the right to receive either: (X) (1) 2.20 shares of common stock, no par value per share, of ICO ("ICO Common Stock"); and (2) $3.50 in cash (the "Cash/Stock Consideration"), or (Y) 2.84 shares of ICO Common Stock (the "Stock Consideration;" the Cash/Stock Consideration and Stock Consideration collectively, the "Merger Consideration"). Promptly after the Effective Time, ICO shall furnish to all persons who were holders of Wedco Common Stock immediately prior to the Effective Time with forms of election, including a related letter of transmittal, to enable them to elect the Cash/Stock Consideration or the Stock Consideration. In the event that such a holder of Wedco Common Stock shall fail to make an election hereunder with respect to any or all of such holder's shares of Wedco Common Stock within 30 days after the date on which such forms of election are mailed by ICO to such holders, such holder shall be deemed for all purposes of this Agreement to have elected to receive Stock Consideration with respect to those shares of Wedco Common Stock as to which no election was made. A holder shall be deemed to have made the requisite election when the properly completed forms of election are mailed by such holder in the United States by certified or registered mail, return receipt requested, when given to a commercial overnight delivery or courier service of nationally recognized standing or when delivered to ICO or its agent designated for such purpose;

                          (iii)   Each vested option to acquire a share of
Wedco Common Stock shall be converted into an amount in cash ("Merger Option Consideration") equal to the following:

                                  (A)      $16.50 cash, less

                                  (B)       the exercise price of such options.

                          (iv)    Each share of Wedco Common Stock held in
treasury or otherwise by Wedco or any of its Subsidiaries shall immediately be cancelled; and

                          (v)     Each share of common stock, no par value per
share, of W Acquisition ("W Acquisition Common Stock") shall be converted, by virtue of the Merger and without the need for any action on the part of the holder thereof, into one share of the common stock, no par value, of the corporation surviving the Merger (the "Surviving Corporation").

                 (c) No fractional shares of ICO Common Stock shall be issued in the Merger. All fractional shares of ICO Common Stock that a holder of Wedco Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated. Such holder shall be entitled to receive, in lieu of any fractional share of ICO Common Stock, an amount in cash determined by multiplying the weighted average of the mean between the closing representative bid and asked prices for such ICO Common Stock on the NASD National Market System for the last five (5) trading days immediately preceding the date on which the Effective Time occurs by the fraction of a share of ICO Common Stock to which such holder is entitled pursuant to the provisions hereof.

                 (d) As the sole stockholder of W Acquisition, ICO shall promptly execute a written consent under Section 14A:5-6 of the New Jersey Law to the execution, delivery and performance by W Acquisition of the Merger and this Agreement. Each of ICO and Wedco shall promptly submit to its respective stockholders proposals, in the case of ICO, for the approval of the issuance of shares of ICO Common Stock in accordance with Section 1.1(b) and, in the case of Wedco, for adoption and approval of this Agreement and the

Merger in accordance with Article 2 hereof. Each of ICO and Wedco shall use its best efforts to cause the Merger to be consummated in accordance with the terms hereof.

Section 1.2      Effects of Merger.

                 When the Merger has been effected, the separate existence of Wedco and W Acquisition shall cease and Wedco shall be merged with and into W Acquisition (W Acquisition and Wedco are sometimes referred to herein as the "Constituent Corporations"), with W Acquisition being the Surviving Corporation. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, powers, immunities, purposes and franchises, of a public as well as of a private nature, of the Constituent Corporations, and, all and singular, the rights, privileges, powers, immunities, purposes and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, tangible and intangible, and all debts due to either of said Constituent Corporations, on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of such corporations, shall be vested in the Surviving Corporation without further act or deed; and all property, rights, privileges, powers, immunities, purposes and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations; and the title to any real estate vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation, and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the New Jersey Law.

Section 1.3      Exchange of Certificates.

                 From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented outstanding shares of Wedco Common Stock shall be entitled to receive in exchange therefor, upon surrender thereof to Society Shareholder Services, Inc., 3200 Renaissance Tower, 1201 Elm Street, Dallas, Texas 75270:
(i) a certificate or certificates representing the number of whole shares of ICO Common Stock into which such holder's shares were converted in accordance with Section 1.1(b)(ii); and (ii) a check representing any cash payable in lieu of any fractional share of ICO Common Stock computed as set forth in Section 1.1(c) hereof; and (iii) if the holder thereof has elected to receive Cash/Stock Consideration, any cash to be received in connection therewith. No holder of a certificate or certificates which immediately prior to the Effective Time represented shares of Wedco Common Stock shall be entitled to receive any dividend or other distribution from ICO until surrender of such holder's certificate or certificates for a certificate or certificates representing shares of ICO Common Stock. Upon

                                     - 6 -
such surrender, each holder who has so surrendered such holder's certificate or certificates shall be deemed retroactively to have been a holder of record of ICO Common Stock as of the Effective Time. Accordingly, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which became payable at any time on or after the Effective Time to holders of record of ICO Common Stock, but which were not paid by reason of the foregoing, with respect to the number of whole shares of ICO Common Stock represented by the certificates issued upon such surrender. After the Effective Time, there shall be no further registration of transfers of Wedco Common Stock. If, after the Effective Time, certificates representing Wedco Common Stock are presented to ICO, they shall be cancelled and exchanged for the Merger Consideration to be received in accordance with Section 1.1(b)(ii). From and after the Effective Time, ICO shall, however, be entitled to treat certificates for shares of Wedco Common Stock which have not yet been surrendered for exchange as evidencing solely the right to receive the Merger Consideration for such certificates in accordance with Section 1.1(b)(ii), notwithstanding any failure to surrender such certificates in exchange therefor. If any certificate for shares of ICO Common Stock is to be issued in a name other than that in which the certificate for shares of Wedco Common Stock surrendered in exchange therefor is registered, it shall be a condition of such issuance that the person requesting such issuance shall pay any transfer or other tax required by reason of the issuance of certificates for such shares of ICO Common Stock in a name other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of ICO or its agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, ICO shall not be liable to any holder of shares of Wedco Common Stock for any shares of ICO Common Stock (or dividends or distributions with respect thereto) or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 1.4      Effective Time.

                 The term "Effective Time" shall mean the date and time at which the Merger shall have become effective pursuant to the laws of the State of New Jersey.

Section 1.5 Surviving Corporation Officers; Directors; Certificate of Incorporation and Bylaws.

                 The respective officers and directors of ICO and the Surviving Corporation immediately following the Effective Time shall be as set forth on
Schedule 3 attached hereto. The Certificate of Incorporation of W Acquisition immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, except that it shall be amended hereby to provide that the corporate name of the Surviving Corporation shall be "Wedco Technology, Inc." The Bylaws of W Acquisition immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation. Nothing in this Section 1.5 shall be construed to grant to any person any contractual or other right to hold office or a directorship in the Surviving Corporation or to preclude the shareholders or Board of Directors of the Surviving Corporation from further amending or modifying the Certificate of Incorporation or Bylaws of the Surviving Corporation.


                                   ARTICLE 2

                              STOCKHOLDER APPROVAL

Section 2.1      Stockholders' Meetings.

                 (a) This Agreement contemplates the amendment of ICO's Certificate of Incorporation to change its corporate name immediately after the Effective Time (but only if the transactions contemplated hereby are consummated) to 'Willoughby International, Inc.' and the issuance of shares of ICO Common Stock in accordance with Section 1.1(b). Accordingly, pursuant to the applicable provisions of the Texas General Corporation Act (the 'Texas Act') and the rules of the National Association of Securities Dealers applicable to corporations with securities quoted on the NASD Stock Market, the proposed amendment of ICO's Certificate of Incorporation and issuance of ICO Common Stock contemplated by this Agreement shall be submitted for approval to the holders of shares of ICO Common Stock, at a meeting to be duly held for this purpose by ICO (the 'ICO Stockholders' Meeting'). ICO shall endeavor to hold the ICO Stockholders' Meeting as soon as practicable after the date hereof. ICO, acting through its Board of Directors, shall, in accordance with applicable law:

                          (i)     duly call, give notice of, convene and hold
the ICO Stockholders' Meeting;

                          (ii)    include in the Proxy Statement/Prospectus (as
hereinafter defined) the recommendation of its Board of Directors that the stockholders of ICO vote in favor of the approval of the transactions contemplated by this Agreement; and

                          (iii)   use its best efforts to solicit from the
stockholders of ICO proxies in favor of the approval of the transactions contemplated by this Agreement, and take all other actions necessary or advisable to secure the approval by ICO's stockholders of the transactions contemplated by this Agreement.

                 (b) This Agreement (which constitutes a Plan of Merger under Section 14A:10-1 of the New Jersey Law) shall be submitted for adoption and approval to the holders of shares of Wedco Common Stock, at a meeting to be duly held for this purpose by Wedco (the "Wedco Stockholders' Meeting"). Wedco shall endeavor to hold the Wedco Stockholders' Meeting as soon as practicable after the date hereof. Wedco, acting through its Board of Directors, shall, in accordance with applicable law:

                          (i)     duly call, give notice of, convene and hold
the Wedco Stockholders' Meeting;

                          (ii)    include in the Proxy Statement/Prospectus the
recommendation of its Board of Directors that the stockholders of Wedco vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby; and

                          (iii)   use its best efforts to solicit from the
stockholders of Wedco proxies in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, and take all other actions necessary or advisable to secure the approval and adoption by Wedco's stockholders of this Agreement and the transactions contemplated hereby.

                 (c) In the event that the name change of ICO contemplated by Section 2.1(a) shall not be approved by ICO's shareholders, all references to "Willoughby International, Inc." in this Agreement shall be deemed to be references to ICO, Inc.

Section 2.2      Proxy Statement/Prospectus.

                 In connection with: (i) any solicitations of approval by the stockholders of ICO of the amendment to ICO's Certificate of Incorporation and of the issuance of ICO Common Stock contemplated by this Agreement; and (ii) any solicitations of approval by the stockholders of Wedco of this Agreement and the transactions contemplated hereby, ICO and Wedco shall file with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and with the appropriate state governmental offices under the securities or "blue sky" laws of such states, shall use all reasonable efforts to respond to the comments of the staff of the Commission (the "Staff") or such state governmental offices and have cleared by the Commission under the Exchange Act and shall promptly thereafter mail to their respective stockholders, proxy solicitation materials, including a letter to stockholders, notice of meeting, proxy statement and appropriate related forms of proxies with respect to the ICO Stockholders' Meeting and the Wedco Stockholders' Meeting, as the case may be. Such proxy statement shall also constitute a prospectus of ICO with respect to the shares of ICO Common Stock to be issued in the Merger (such proxy statement and prospectus, together with all amendments and supplements thereto, are referred to herein as the "Proxy Statement/Prospectus"), and shall be a part of a registration statement (the "Registration Statement") to be filed by ICO with the Commission for the purpose of registering the public offering of such shares of ICO

Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). ICO shall file promptly such Registration Statement and shall use its best efforts to respond to the comments of the Staff with respect thereto and to have it declared effective by the Commission. ICO shall notify Wedco promptly of the receipt of any comments of the Staff and of any request by the Staff for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information, and shall supply Wedco with copies of all correspondence between ICO or its representatives, on the one hand, and the Commission or members of the Staff, on the other hand, with respect to the Proxy Statement/Prospectus, the Registration Statement or the transactions contemplated hereby.

Section 2.3      Correction of Statements.

                 Each of ICO and Wedco shall correct promptly any information specifically provided by it for inclusion in the Proxy Statement/Prospectus which shall have become false or misleading in any material respect. Each of ICO and Wedco shall take all steps necessary to file or to cause to be filed with the Commission and have declared effective or cleared by the Commission any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so as to correct the same and to cause the Registration Statement or the Proxy Statement/Prospectus as so corrected to be disseminated to the respective stockholders of ICO and Wedco, in each case as and to the extent required by applicable law. The Registration Statement and the Proxy Statement/Prospectus shall comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and other applicable law.


                                   ARTICLE 3

                               THE MERGER CLOSING

Section 3.1      Time and Place.

                 The consummation of the Merger (the "Closing") shall take place at the offices of Messrs. Dilworth, Paxson, Kalish & Kauffman, 3200 Mellon Bank Center, 1735 Market Street, Philadelphia, Pennsylvania 19109-7595, at 10:00 a.m. local time on the date of the satisfaction or waiver of all conditions set forth in Article 8 of this Agreement, or at such other place and time as the parties hereto may agree.

Section 3.2      Deliveries at Closing.

                 (a) At the Closing, Wedco shall deliver or cause to be delivered to ICO:

                          (i)     an officer's certificate of Wedco in the
form attached hereto as Annex I (Wedco);

                          (ii)    the Non-Competition Covenants of William E.
Willoughby and Fred R. Feder in the form attached as Annex II (Wedco);

                          (iii)   the legal opinion of Messrs. Leib, Kraus,
Grispin & Roth in the form annexed hereto as Annex III (Wedco);

                          (iv)    [Intentionally Omitted]; and

                          (v)     all other documents required to be delivered
or caused to be delivered by Wedco hereunder and such other documents and instruments as ICO shall reasonably request in order to effect or evidence the transactions contemplated hereby.

                 (b) At the Closing, ICO or Surviving Corporation, as the case may be, shall deliver or cause to be delivered to Wedco or the holders of Wedco Common Stock, as the case may be:

                          (i)     the Merger Consideration in accordance with
Section 1.3;

                          (ii)    the officer's certificate of ICO in the form
attached hereto as Annex V (ICO);

                          (iii)   the legal opinions of Messrs. Keating,
Muething & Klekamp and Vinson & Elkins in the forms annexed hereto as Annex VI-A (ICO) and Annex VI-B (ICO), respectively;

                          (iv)    the Consulting Agreement with William E.
Willoughby in the form attached hereto as Annex VII (ICO);

                          (v)     the Employment, Consulting and Severance
Agreement with Robert F. Bush in the form attached hereto as Annex VIII (Surviving Corporation);

                          (vi)    Employment Agreements and Severance
Agreements with the following persons:

                                  (A)      Fred R. Feder in the form attached
hereto as Annex IX-A (Surviving Corporation); and

                                  (B)      Donald Cuomo, Timothy Kite and Mark
Kuna in the forms attached hereto as Annexes IX-B, IX-C and IX-D (Surviving Corporation);

                          (vii)   the Continuing Willoughby International, Inc.
Stockholders' Agreement in the form attached hereto as Annex X (Willoughby International, Inc.);

                          (viii)  the Registration Rights Agreement in the form
attached hereto as Annex XI (Willoughby International, Inc.);

                          (ix)    [Intentionally Omitted];

                          (x)     the letter agreement with Edward N. Barol in
the form attached hereto as Annex XIII (Willoughby International, Inc.); and

                          (xi)     all other documents required to be delivered
or caused to be delivered by ICO hereunder and such other documents and instruments as Wedco shall reasonably request in order to effect or evidence the transactions contemplated hereby.

Section 3.3      Filing of Certificate of Merger.

                 Contemporaneously with the deliveries pursuant to Section 3.2 above, Wedco shall, and ICO shall cause W Acquisition to cause agents acceptable to both Wedco and ICO to deliver to the Secretary of State of the State of New Jersey for filing a Certificate of Merger duly executed by Wedco and W Acquisition and shall make all other deliveries, filings or recordings required by applicable law to consummate the Merger.


                                  ARTICLE 4

                       REPRESENTATIONS AND WARRANTIES
                                  OF WEDCO

         Wedco represents and warrants to ICO as follows:

Section 4.1      Organization and Qualification; Active Subsidiaries.

                 (a) Each of Wedco and each active domestic Subsidiary of Wedco is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and each has all requisite corporate power and authority to own, lease or operate the properties that it purports to own, lease or operate and to carry on its business as it is now being conducted. Section 4.01(a) of the Disclosure Schedule which is being delivered by Wedco to ICO herewith (the "Wedco Disclosure Schedule") lists all active domestic Subsidiaries of Wedco. Each of Wedco and each of its active domestic Subsidiaries is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction where the property owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which, when taken together with all other such failures and all such failures of Wedco's active alien Subsidiaries referred to in Section 4.1(b) below, would not have a material adverse effect on the business, operations or financial condition of Wedco and its Subsidiaries, taken as a whole. Wedco has heretofore delivered to ICO true and complete copies of its Certificate of Incorporation and Bylaws, and the charter and bylaws of each of its active domestic Subsidiaries as currently in effect. None of Wedco or any of its active domestic Subsidiaries is in violation of any of the provisions of its respective charter or bylaws.

                 (b) Each active alien Subsidiary corporation (or other business entity) of Wedco is a corporation (or other business entity) duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (or other organization). Each active alien Subsidiary of Wedco has all requisite corporate (or other) power and authority to own, lease or operate the properties that it purports to own, lease or operate and to carry on its business as it is now being conducted. Section 4.01(b) of the Wedco Disclosure Schedule lists all active alien Subsidiary corporations (and other business entities) of Wedco. Each active alien Subsidiary corporation (or other business entity) of Wedco is duly qualified or licensed as a foreign or alien corporation (or other business entity) to do business and is in good standing in each jurisdiction where the property owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which, when taken together with all other such failures and all such failures of Wedco's active domestic Subsidiaries referred to in Section 4.1(a) above, would not have a material adverse effect on the business, operations or financial condition of Wedco and its Subsidiaries, taken as a whole. Wedco has heretofore delivered to ICO true and complete copies of the charter and bylaws (or other organizational or governing documents) of each active alien Subsidiary corporation (or other business entity) of Wedco, as currently in effect. None of the active alien Subsidiary corporations (or other business entities) of Wedco is in violation of any of the provisions of its respective charter or bylaws (or other organizational or governing documents).

Section 4.2      Capitalization.

                 (a) The authorized capital stock of Wedco consists of Ten Million Four Hundred Ninety-Five Thousand (10,495,000) shares of common stock, having $0.10 par value per share. As of the date hereof, there are (i) Three Million Five Hundred Sixty-Seven

Thousand Seven Hundred Eighty-Five (3,567,785) shares of Wedco Common Stock issued, all of which are duly authorized, validly issued, fully paid, nonassessable and are not subject to and were not issued in violation of any preemptive rights; (ii) Five Hundred Twenty-Seven Thousand One Hundred Six (527,106) shares of Wedco Common Stock held by Wedco in its treasury; and (iii) no shares of Wedco's Common Stock held by any of Wedco's Subsidiaries. Except as set forth in Section 4.02(a) of the Wedco Disclosure Schedule, there are no options, warrants, calls, rights, subscriptions, convertible securities or other rights or other agreements, arrangements or commitments of any kind relating to the issued or unissued capital stock of Wedco or otherwise obligating Wedco or any Subsidiary of Wedco to issue, transfer or sell any securities of Wedco, or securities or other instruments convertible into or exchangeable or exercisable for any securities of Wedco. The Wedco Shareholder Group is the holder of record, in the aggregate, of One Million Nine Hundred Forty-Four Thousand Two Hundred Seventy-Nine (1,944,279) outstanding shares of Wedco Common Stock and, subject to the matters disclosed in Section 4.02(a) of the Wedco Disclosure Schedule, owns such shares free and clear of all liabilities, obligations, claims, liens, pledges, security interests, options, charges, encumbrances and interests of any third party of any nature whatsoever. Except as set forth in Section 4.02(a) of the Wedco Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which Wedco is a party or is bound relating to the voting or transfer of any of such shares. There are no outstanding contractual or other obliga- tions of Wedco or any of Wedco's Subsidiaries to purchase, redeem or otherwise acquire any shares of Wedco Common Stock.

                 (b) Section 4.02(b) of the Wedco Disclosure Schedule lists all the Subsidiaries of Wedco and indicates the number and class of shares of the capital stock (or other equity interest) of such Subsidiary outstanding and the record holders or owners thereof, all as of the date of this Agreement. Except as disclosed in Section 4.02(b) of the Wedco Disclosure Schedule, all the outstanding shares (or other equity interests) of each of Wedco's Subsidiaries are validly issued and are fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive rights. Except as disclosed in Section 4.02(b) of the Wedco Disclosure Schedule, there are no options, warrants, calls, rights, subscriptions, convertible securities or other rights or other agreements, arrangements or commitments of any kind relating to the issued or unissued capital stock (or other equity interest) or other securities of any Subsidiary of Wedco or otherwise obligating Wedco or any Subsidiary of Wedco to issue, transfer or sell any securities of (or other equity interest in) any such Subsidiary, or any securities or other instruments convertible into or exchangeable or exercisable for any securities of (or other equity interest in) any such Subsidiary. Except as disclosed in Section 4.02(b) of the Wedco Disclosure Schedule, the shares of (or other equity interests in) each of Wedco's Subsidiaries are owned by the persons indicated in Section 4.02(b) of the Wedco Disclosure Schedule free and clear of all liabilities, obligations, claims, liens, pledges, security interests, options, charges, encumbranc-es and interests of any third party of any nature whatsoever. Except as disclosed in Section 4.02(b) of the Wedco Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings relating to the voting or transfer of any shares (or other equity interests) held by Wedco, or by any other person, with respect to any Subsidiary of Wedco. Except as disclosed in Section 4.02(b) of the Wedco Disclosure Schedule, there are no outstanding contractual or other obligations of Wedco or any of Wedco's Subsidiaries to purchase, redeem or otherwise acquire any shares of (or other equity interest in) any Subsidiary of Wedco.

                 (c) None of Wedco or any of its Subsidiaries has any equity investment in any corporation, association, partnership, joint venture or other entity, other than the Subsidiaries identified in Section 4.02(b) of the Wedco Disclosure Schedule and the joint ventures identified in Section 4.16 of this Agreement or in Section 4.16 of the Wedco Disclosure Schedule.

                 (d) It is acknowledged that there is a loan from Wedco to T.D.T. Inc. (the "TDT Loan") and that William E. Willoughby and Peggy S. Willoughby, his wife, are securing that loan with shares of Wedco Common Stock. It is understood that, at Closing, the Wedco Common Stock will be released for exchange and William E. Willoughby and Peggy S. Willoughby will secure the TDT Loan by pledging shares of ICO Common Stock having a value of 1.5 times the remaining unpaid principal balance of the TDT Loan. In the event, on the end of a given quarter, the value of the pledged ICO Common Stock shall exceed 1.5 times the remaining unpaid principal balance of the TDT loan, then, upon their written request, the excess shares shall be released to William E. Willoughby and Peggy S. Willoughby. In the event on said date, the value of the pledged ICO Common Stock does not equal or exceed 1.5 times the remaining unpaid principal balance of the TDT Loan, then, upon the written request of ICO, the number of pledged shares of ICO Common Stock will be increased by William E. Willoughby and Peggy S. Willoughby to equal 1.5 times the remaining unpaid principal balance of the TDT loan.

Section 4.3      Authority Relative to this Agreement.

                 Wedco has the corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by Wedco of this Agreement and the consummation by Wedco of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Wedco. The Board of Directors of Wedco has directed that this Agreement be submitted to the stockholders of Wedco for approval at a meeting of such stockholders and, except for such approval, no other corporate proceedings on the part of Wedco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The authorizations by the Wedco Shareholder Group set forth in and contemplated by the Wedco Shareholder

Group Agreement are subject to the registration by ICO under the Securities Act of the ICO Common Stock included in the Merger Consideration. This Agreement has been duly executed and delivered by Wedco and, assuming the due authorization, execution and delivery of this Agreement by ICO, constitutes a legal, valid and binding agreement of Wedco, enforceable against Wedco in accordance with its terms.

Section 4.4      Consents and Approvals; No Violation.

                 Except, in the case of clauses (ii) through (iv) below, as set forth in Section 4.04 of the Wedco Disclosure Schedule and for such failures to obtain consents, approvals, authorizations or permits for, or make filings with or notifications to, or such violations, conflicts, breaches, defaults, terminations, accelerations and rights of termination, cancellation, amendment or acceleration which, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial condition of Wedco and its Subsidiaries, taken as a whole, none of the execution and delivery of this Agreement by Wedco, the consummation by Wedco of the transactions contemplated hereby, or compliance by Wedco with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the charter or bylaws (or other organizational or governing documents) of Wedco or any of Wedco's active domestic or alien Subsidiary corporations (and other business entities); (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) pursuant to the Exchange Act, the Securities Act, the securities or "blue sky" laws of certain states and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) for filing a Certificate of Merger pursuant to the New Jersey Law,
(C) pursuant to New Jersey environmental laws, including the Industrial Site Recovery Act, and (D) as set forth in Section 4.04 of the Wedco Disclosure Schedule; (iii) violate or conflict with any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to Wedco or any active Subsidiary of Wedco or any of their respective assets; or (iv) conflict with, result in a breach of any provisions of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in a termination of, accelerate the performance required by, give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a lien, security interest, charge or other encumbrance on any of the assets of Wedco or any of its active Subsidiary corporations (or other business entities) pursuant to any note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which Wedco or any of its active Subsidiaries is a party or by which Wedco or any of its active Subsidiaries or any of their respective assets may be bound or affected.

Section 4.5      SEC Filings; Financial Statements.

                 (a) Since January 1, 1991, Wedco has filed with the SEC all forms, reports and documents required to be filed with the Commission by it (collectively, the "Wedco SEC Reports"), all of which were prepared in compliance in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. None of the Wedco SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact with respect to Wedco or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein with respect to Wedco, in light of the circumstances under which they were made, not misleading.

                 (b) Wedco has heretofore provided to ICO a consolidated balance sheet of Wedco and its Subsidiaries as at March 31, 1995 (including the notes, schedules and other attachments thereto, the "Wedco Balance Sheet," a copy of which being delivered with the Wedco Disclosure Schedule) and consolidated statements of income and statements of cash flow for the years ended March 31, 1993, March 31, 1994 and March 31, 1995, and for the six-month period ended September 30, 1995 (including the notes, schedules and other attachments thereto) (collectively with the Wedco Balance Sheet, the "Wedco Financial Statements"), all of which, other than the consolidated income statement, balance sheet and statement of cash flow for the period ended September 30, 1995, have been audited by Coopers & Lybrand. The Wedco Financial Statements have been prepared in conformity with generally accepted accounting principles, applied on a consistent basis during the periods involved (subject, in the case of unaudited interim statements, to normal year-end audit adjustments), and each presents fairly either the consolidated financial position of Wedco and its Subsidiaries as of its date, or the consolidated results of operations and changes in consolidated financial position of Wedco and its Subsidiaries for the periods presented therein, as the case may be. Except as and to the extent set forth on the Wedco Balance Sheet or in Section 4.05(b) of the Wedco Disclosure Schedule, none of Wedco or any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due), except for liabilities and obligations incurred since the date of the Wedco Balance Sheet in the ordinary course of business, consistent with past practices, that are not, in the aggregate, material to Wedco and its Subsidiaries, taken as a whole.

                 (c) Wedco has heretofore furnished to ICO a complete and correct copy of all amendments and modifications, which have not yet been filed with the Commission, to all agreements, documents and other instruments which had previously been filed by Wedco with the Commission since January 1, 1991.

                 (d) Wedco has heretofore furnished to ICO financial statements as of March 31, 1995 pertaining to each of its Subsidiaries. These financial statements fairly present the financial positions of such Subsidiaries as of the respective dates of the financial statements and the results of operations and changes in the financial positions of such Subsidiaries. Except as set forth on such financial statements, Wedco is subject to no further capital call or other funding requirement with respect to any of its Subsidiaries.

Section 4.6      Absence of Certain Changes and Events.

                 Except as disclosed prior to the execution hereof in the Wedco SEC Reports or as disclosed in Section 4.06 of the Wedco Disclosure Schedule, since March 31, 1995: (i) there has not occurred or arisen any event having a material adverse effect on, and there has not been any material adverse change in the business, operations or financial condition of Wedco, its Subsidiaries and, to Wedco's knowledge without further investigation, the Wedco Joint Ventures taken as a whole and, to Wedco's knowledge, no fact or condition exists which could reasonably be expected to cause such a material adverse change; (ii) Wedco and each of its active Subsidiaries has conducted its business only in the ordinary course, consistent with past practices; and (iii) none of Wedco or any of its active Subsidiaries has taken any of the actions described in Section 6.1(e) through (p) hereof.

Section 4.7      Litigation.

                 Except as may have been disclosed prior to the execution hereof in the Wedco SEC Reports or as disclosed in Section 4.07 of the Wedco Disclosure Schedule, there are no claims, actions, suits, proceedings, arbitrations or investigations pending or, to Wedco's knowledge, threatened, against or affecting Wedco or any of its Subsidiaries or, to Wedco's knowledge without further investigation, any of the Wedco Joint Ventures or any properties or rights of any of them before any court, arbitrator, administrative, governmental or regulatory body, which, if determined adversely to Wedco or any of its Subsidiaries or any of the Wedco Joint Ventures, would have a material adverse effect on the business, operations or financial condition of Wedco, its Subsidiaries and the Wedco Joint Ventures, taken as a whole, or would adversely affect any action taken or to be taken by Wedco under this Agreement, or which seeks to enjoin, or otherwise prevent, the consummation of any of the transactions contemplated by this Agreement or to recover any damages or to obtain any other relief as a result of this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court, arbitrator, administrative, governmental or regulatory body outstanding against Wedco or any of its Subsidiaries or, to Wedco's knowledge without further investigation, any of the Wedco Joint Ventures having, or which would be reasonably likely to have, any such effect.

Section 4.8      Employee Benefit Plans.

                 (a)      As used in this Agreement:

                          (i)     "Benefit Plan" means with respect to any
person, any ERISA Plan or any other plan, agreement, trust or program for any bonus, severance, hospitalization, vacation, deferred compensation, severance, pension or profit-sharing, retirement, payroll savings, stock option, group insurance, death benefit, fringe benefit, welfare or any other employee benefit plan or fringe benefit arrangement of any nature whatsoever, including those benefitting former employees, maintained by such person and/or any of its Subsidiaries (currently or at any time within the last three (3) years) or any of their affiliates or to which such person and/or any of its Subsidiaries (or any of their affiliates) has contributed or has been obligated to contribute within the last three (3) years.

                          (ii)    "ERISA" means the Employee Retirement Income
Security Act of 1974 and the regulations issued thereunder.

                          (iii)   "ERISA Plan" means with respect to any
person, any employee benefit plan within the meaning of Section 3(3) of ERISA maintained by such person and/or any of its Subsidiaries (currently or at any time within the last three (3) years) or any of their affiliates or to which such person and/or any of its Subsidiaries (or any of their affiliates) has contributed or has been obligated to contribute within the last three (3) years.

                          (iv)    "Qualified Plan" means with respect to any
person, any employee pension benefit plan as defined in Section 3(2) of ERISA which is intended to meet the qualification requirements under Section 401 of the Internal Revenue Code ("Code") or for which the tax benefits or treatment applicable to qualified plans under the Code has ever been claimed and which is or has been maintained by such person and/or any of its Subsidiaries (currently or at any time within the last three (3) years) or any of their affiliates or to which such person and/or any of its Subsidiaries (or any of their affiliates) has contributed or has been obligated to contribute within the last three (3) years.

                 (b) Set forth beneath its name on Section 4.08 of the Wedco Disclosure Schedule is a complete and accurate list of Wedco's and its Subsidiaries' Benefit Plans, including all Benefit Plans governed or mandated by non- United States law. A complete and correct copy of each of the Benefit Plans and of any related trust agreements, insurance or annuity contracts, valuations, and other funding agreements for each Benefit Plan has been delivered to ICO.

                 (c) All of Wedco's and its Subsidiaries' ERISA Plans are listed in Part I of Section 4.08 of the Wedco Disclosure Schedule. All of Wedco's and its Subsidiaries'

Benefit Plans that are not ERISA Plans, if any, are listed in Part II of
Section 4.08 of the Wedco Disclosure Schedule. Section 4.08 of the Wedco Disclosure Schedule includes a listing of all expected annual contributions to the Qualified Plans and ERISA Plans. Neither Wedco nor any of its Subsidiaries maintains nor has maintained in the past any defined benefit pension plan, and is not and has not been a party to any agreement requiring it to contribute to a multi- employer plan within the meaning of Section 3(37) of ERISA except as disclosed in Section 4.08 of the Wedco Disclosure Schedule. There are not unfunded vested benefits under any Qualified Plan which is subject to the vesting and funding standards of ERISA and no unfunded liabilities for all benefits accrued through the date of the last actuarial valuation of such Plan (calculated on the basis of the Plan's normal funding assumptions on such valuation). Wedco and its Subsidiaries have operated in good faith compliance with a reasonable interpretation of the continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"). Other than claims for benefits in the ordinary course, there are no pending claims involving the ERISA Plans or Qualified Plans by any participant covered under the ERISA Plans or Qualified Plans or otherwise involving the ERISA Plans or Qualified Plans which allege a breach of fiduciary duties or violation of the applicable state or federal law which may result in material liability on the part of ICO or any Qualified Plan or ERISA Plan under ERISA or any other law, nor is there any reasonable basis for such a claim.

                 (d) To the knowledge of Wedco, none of the ERISA Plans or Qualified Plans or any of their related trusts, or Wedco or any trustee, administrator or other "party in interest" or "disqualified person" (within the meaning of Section 3(14) of ERISA or Section 4975(e)(2) of the Code, respectively) with respect to the ERISA Plans or Qualified Plans, has engaged in any "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975(c) of the Code), which could subject any of the ERISA Plans or Qualified Plans or related trusts, or any trustee, administrator or other fiduciary of any ERISA Plan or Qualified Plan, or Surviving Corporation or any other party dealing with the ERISA Plans or Qualified Plans, to the penalties or excise tax imposed on prohibited transactions by Section 502(i) of ERISA or
Section 4975 of the Code.

                 (e) All of Wedco's or its Subsidiaries' Qualified Plans are listed in Part III of Section 4.08 of the Wedco Disclosure Schedule. In the reasonable belief of Wedco, each of the Qualified Plans meets the requirements of Section 401(a) of the Code, and the trust, if any, forming a part of each Qualified Plan is exempt from federal income tax under Section 501(a) of the Code. A favorable determination letter has been issued by the Internal Revenue Service within the past ten (10) years as to the qualification under Section 401(a) of the Code (including, but not limited to, amendments made by ERISA), with respect to each Qualified Plan, and Wedco has delivered to ICO true and correct copies of all such determination letters. None of the determination letters has been revoked or modified by the Internal Revenue Service.

                 (f) All contributions required by law or required in accordance with the terms of the Qualified Plans to have been made prior to the Closing will have been made.

                 (g)      Except pursuant to the Benefit Plans listed on
Section 4.08 of the Wedco Disclosure Schedule and under COBRA, Wedco and its Subsidiaries do not have any present or future liability to former employees or to their dependents, survivors or beneficiaries in connection with or arising out of any plan, compensation arrangement or practice which Wedco and its Subsidiaries contributed prior to the date hereof, and Wedco and its Subsidiaries have not maintained, adopted or contributed to any plan that provides benefits or payments to former employees or their dependents, survivors or beneficiaries, except pursuant to the Benefit Plans listed on
Section 4.08 of the Wedco Disclosure Schedule and under COBRA.

                 (h) Wedco and its Subsidiaries have satisfied in all material respects all reporting and disclosure requirements applicable under ERISA, and the Department of Labor and Internal Revenue Service and Pension Benefit Guaranty Corporation regulations promulgated thereunder, with respect to all ERISA Plans and Qualified Plans, and Wedco has delivered to ICO a true and complete copy of the most recently filed and disclosed Forms 5500, Forms 5500-C/R (with exhibits), and summary plan descriptions and summaries of material modification for the ERISA Plans and Qualified Plans. In the event that a Form 5500 for any of Wedco's or its Subsidiaries' Qualified Plans and ERISA Plans for the 1994 plan year has not been filed prior to the Effective Time, a proper extension will be filed if necessary.

                 (i) No Qualified Plan has had any "unrelated business taxable income" as defined in Sections 512 through 514 of the Code. There have been no claims, or notice of claims, filed under any fiduciary liability insurance policy covering any Benefit Plan. With respect to any Qualified Plan that has been terminated, it was terminated in compliance with the requirements of the Code and ERISA and the liabilities to such Qualified Plan were fully satisfied.

                 (j) The Trustees of each of the Qualified Plans have completed their required annual accountings for the plan years ended on or before March 31, 1993, such accountings accurately reflect the financial positions of the Qualified Plans as of their respective date, and true and complete copies of the Trustees' reports or schedules of such accountings have been delivered to ICO.

Section 4.9      Labor Relations.

                 Except as disclosed in Section 4.09 of the Wedco Disclosure
Schedule: (a) none of Wedco or any of its Subsidiaries is in violation of any applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours, nor is Wedco or any of its Subsidiaries engaged in any unfair labor practice, except where such violations and unfair labor practices, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial condition of Wedco and its Subsidiaries, taken as a whole; (b) there is no unfair labor practice charge or complaint against Wedco or any of its Subsidiaries pending before the National Labor Relations Board or the comparable authority in any non-United States jurisdiction, nor is there any arbitration proceeding arising out of or under any Wedco Labor Agreement (as hereinafter defined) pending against Wedco or any of its Subsidiaries, and, to the knowledge of Wedco, no claim therefor exists or is threatened; (c) no charges are pending before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices; and (d) none of Wedco or any of its Subsidiaries has received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation of or relating to Wedco or any of its Subsidiaries and, to the knowledge of Wedco, no such investigation is in progress. Except as disclosed in Section 4.09 of the Wedco Disclosure Schedule and except where the failure to obtain such consent or consents, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial conditions of Wedco and its Subsidiaries, taken as a whole, no consent of any labor organization or other person is required pursuant to any of the Wedco Labor Agreements for the execution of this Agreement or the consummation of the transactions contemplated hereby. As used herein, the term "Wedco Labor Agreements" means all collective bargaining agreements (including agreements governed by non-United States law), individual employment agreements and written personnel policies applicable to any of the employees of Wedco or any of its Subsidiaries.

Section 4.10     Material Contracts.

                 Section 4.10 of the Wedco Disclosure Schedule sets forth a list of all lease agreements, loan agreements, promissory notes, guarantees, mortgages, security and pledge agreements; all Wedco Labor Agreements; all agreements which resulted in annual gross revenues to Wedco and its Subsidiaries, or required annual payment by Wedco or any of its Subsidiaries of at least One Hundred Thousand Dollars ($100,000); and any other agreements material to the business, operations or financial condition of Wedco and its Subsidiaries, taken as a whole, to which Wedco or any of its Subsidiaries is a party or to or by which any of their respective assets is subject or bound. Except as set forth in Section 4.10 of the Wedco Disclosure Schedule or reserved for in the Wedco Financial Statements, each of such agreements is in full force and effect and is valid, binding and enforceable, and none of Wedco, its Subsidiaries or, to the knowledge of Wedco, any other party thereto, is in breach or default (and, to the knowledge of Wedco, no event has occurred which, with the giving of notice or passage of time or both would become a breach or default) under, or has received notice of a default under, any such agreement, nor is Wedco or any of its Subsidiaries in any material dispute with any third party under any such agreement.

Section 4.11     Taxes.

                 (a) For purposes of this Agreement, (i) "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, domestic or foreign; and (ii) "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax (whether or not such Tax is imposed on the entity filing, or required to file, such return) or the administration of any laws, regulations or administrative requirements relating to any Tax.

                 (b) Each of Wedco and Wedco's Subsidiaries and affiliates, and any affiliated, combined or unitary group of which any such corporation (or other business entity) is or was a member, as the case may be (individually, an "Affiliate" of Wedco and, collectively, Wedco's "Affiliates") has: (i) prepared and timely filed all Tax Returns (as hereinafter defined)
(A) the non-filing of which would have a material adverse effect on Wedco and its Subsidiaries, taken as a whole, and (B) which are required to be filed by or with respect to, or which include the income or operations of, Wedco or any Wedco Subsidiary, in respect of any Taxes (as hereinafter defined); (ii) timely and properly paid all Taxes that are shown to be due on such Tax Returns or are otherwise due and payable; (iii) established on its books and records reserves that are in all material respects adequate for the payment of all Taxes not yet due and payable; and (iv) complied in all respects with all applicable laws, rules and regulations the non-compliance with which would have a material adverse effect on Wedco and its Subsidiaries, taken as a whole, relating to the payment and withholding of Taxes and has timely and properly withheld from individual employee wages and paid over to the proper governmental authorities or deposited as required by law all amounts required to be so withheld and paid over or deposited under all applicable laws.

                 (c) All Tax Returns filed by or with respect to, or which include the income or operations of, Wedco or any Wedco Subsidiary, were, to the extent applicable to Wedco or any Wedco Subsidiary, true, complete and correct in all material respects when filed.

                 (d) There are no liens for Taxes upon the assets of Wedco or any of its Subsidiaries except liens for Taxes not yet due.

                 (e) The statute of limitations for the assessment of federal income taxes has expired for all consolidated federal income tax returns which include Wedco or any Subsidiary of Wedco, or such returns have been examined by the Internal Revenue Service ("IRS"), for all periods through March 31, 1990. Except as set forth in Section 4.11 of the Wedco Disclosure Schedule, there are no outstanding waivers or comparable consents given by or with respect to, or with respect to any Tax Return which includes the income or operations of, Wedco or any Wedco Subsidiary regarding the application of the statute of limitations with respect to any federal income Taxes or federal income Tax Returns. Except as set forth in Section 4.11 of the Wedco Disclosure Schedule, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of or with respect to, or which include the income or operations of, Wedco or any Wedco Subsidiary.

Section 4.12     Compliance with Applicable Law.

                 Each of Wedco and its active Subsidiaries holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to all, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any federal, state or local governmental authority relating to Wedco or any of its Subsidiaries (other than where such default or noncompliance would not result in a material limitation on the conduct of the business of Wedco or any of its active Subsidiaries, or not cause Wedco or any of its Subsidiaries to incur a material financial penalty, or would not be likely otherwise to have a material adverse effect on the business, operations or financial condition of Wedco and its Subsidiaries, taken as a whole) and none of Wedco or any of its Subsidiaries has received written notice of violation of, or knows of any violation of, any of the above.

Section 4.13     Fees and Commissions.

                 Except as disclosed on Section 4.13 of the Wedco Disclosure Schedule, none of Wedco or any of Wedco's Subsidiaries or any of their respective officers, directors, or employees has employed any broker, finder, investment banker, consultant, financial or legal advisor or, incurred any liability for any brokerage, finders' or other fees or commissions in connection with the transactions contemplated by this Agreement.

Section 4.14     Insurance.

                 Section 4.14 of the Wedco Disclosure Schedule sets forth a complete and accurate list of all insurance policies maintained by Wedco and its Subsidiaries, identifying in each case: (i) the name of the insurance company; (ii) the nature and limits of the coverage; (iii) the annual premiums paid thereunder; and (iv) the coverage period applicable thereto. All such insurance policies are in full force and effect and provide for coverages which are usual and customary in the business of Wedco and its Subsidiaries as to amount and scope. Each of Wedco and Wedco's Subsidiaries has properly paid or will properly pay all premiums due under such policies of insurance on or prior to the Effective Time. None of Wedco or its Subsidiaries is aware of any coverage dispute or claim under or relating to any of such policies.

Section 4.15     Environmental Matters.

                 (a)      As defined herein:

                          (i)     "Release" shall mean any exposure to past or
current spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, abandonment, or any other release, however defined, whether intentional or unintentional, of any Hazardous Substances into the environment in violation of applicable Environmental Laws, or which otherwise gives rise to any liability under any Environmental Laws, and includes any suspected or threatened Release;

                          (ii)    "Environmental Laws" shall mean all foreign,
federal, state and local laws, statutes, codes, ordinances, regulations, rules, policies, consent decrees, judicial or administrative orders, permits, approvals, or other requirements relating to the protection of human health or the environment, all as amended or modified from time to time, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. Section 9601, et seq.), the Solid Waste Disposal Act, as amended (42 U.S.C. Section 6901 et seq.), the Hazardous Waste Materials Transportation Act, as amended (49 U.S.C. Section 1801 et seq.), the Clean Air Act, as amended (42 U.S.C. Section 7401 et seq.), the Federal Water Pollution Control Act, as amended 33 U.S.C. Section 1251, et seq.), the Toxic Substances Control Act, as amended (15 U.S.C. Section 2601 et seq.), the Safe Drinking Water Act, as amended (42 U.S.C. Section 300f et seq.), the Atomic Energy Act, as amended (42 U.S.C. Section 2014 et seq.), the Federal Insecticide Fungicide and Rodenticide Act, as amended (7 U.S.C. Section 136, et seq.), the Oil Pollution Act of 1990, as amended (33 U.S.C. Section 2701, et seq.), the Emergency Planning and Community Right-to-Know Act of 1986, as amended (42 U.S.C. Section 11001, et seq.), the Occupational Safety and Health Act, as amended (29 U.S.C. Section 651 et seq.), and the regulations adopted and publications promulgated pursuant thereto, and shall also include any common law theory based on nuisance, trespass, negligence or other tortious conduct;

                          (iii)   "Hazardous Substances" shall mean any and all
hazardous and toxic substances, wastes or materials, any pollutants, contaminants, or dangerous materials (including, but not limited to, polychlorinated biphenyls, friable asbestos, volatile and semi-volatile organic compounds, oils, petroleum products and fractions, and any materials which include hazardous constituents or become hazardous, toxic, or dangerous when their composition or state is changed), or any other similar substances or materials which are included under or regulated by any Envi- ronmental Laws;

                          (iv)    "Contamination" shall mean the presence of,
or Release on, under, from, or to any real property, of any Hazardous Substance in the environment. Contamination does not include a Release which occurred during the routine storage, use or sale of Hazardous Substances from time to time in the ordinary course of business, in compliance with Environmental Laws, in compliance with good commercial practice and which does not otherwise give rise to any liability under any Environmental Laws;

                          (v)     "Regulatory Action" shall mean any formal and
adverse claim, demand, action or proceeding brought, prosecuted or instigated by any governmental authority in connection with any Environmental Laws (including without limitation civil, criminal and/or administrative proceedings), whether or not seeking costs, damages, penalties or expenses; and

                          (vi)    "Third Party Claim" shall mean third party
claims, actions, demands or proceedings based on any violation of or liability under any Environmental Laws, or based on negligence, trespass, strict liability, nuisance, toxic tort or detriment to human health, safety or welfare due to any Release of Hazardous Substances or Contamination, and whether or not seeking costs, damages, penalties or expenses.

                 (b) Except as disclosed on Section 4.15 of the Wedco Disclosure Schedule, to Wedco's knowledge, no third party claims and/or regulatory actions have been asserted or assessed against Wedco, any Wedco Subsidiary or any of their real property and, to Wedco's knowledge, no third party claims and/or regulatory actions are pending or threatened against Wedco, any Wedco Subsidiary or any of their real property, arising out of or due to, or allegedly arising out of or due to, (i) the Release on, under or from the real property of any Hazardous Substances; (ii) any contamination of the real property, including without limitation, the presence of any Hazardous Substance which has come to be located on or under the real property from another location; (iii) any material violation or alleged violation of any Environmental Laws with respect to the real property or Wedco's or any Wedco Subsidiary's business operations; (iv) any injury to human health or safety or to the environment by reason of the past or present condition of, or past or present activities on or under, the real property; or (v) the generation, manufacture, storage, treatment, handling, transportation or other use, however defined, of any Hazardous Substance on the real property; and, as a result of any such conditions, whether individually or in the aggregate, there has been a material adverse change in the business, operations or financial condition of Wedco and its Subsidiaries, taken as a whole; (any acts, omissions, circumstances, status or condition described in or contemplated by clauses (i) through (v) of this
Section 4.15(b) are hereinafter referred to collectively as an "Environmental Condition").

                 (c) Except as disclosed on Section 4.15 of the Wedco Disclosure Schedule, to Wedco's knowledge, Wedco's and its Subsidiaries' storage, transportation, handling, use or disposal, if any, of Hazardous Substances on or under the real property or Hazardous Substances generated on or from the real property is currently, and at all times has been, in compliance in all material respects with all applicable Environmental Laws.

                 (d) To Wedco's knowledge, Wedco has delivered to or has caused to be delivered to ICO, prior to the execution and delivery of this Agreement, complete copies of any and all documents relating to compliance by Wedco and its Subsidiaries with Environmental Laws or to Environmental Conditions.

                 (e) Except as disclosed on Section 4.15 of the Wedco Disclosure Schedule, to Wedco's knowledge: (i) none of Wedco or any Wedco Subsidiary has transported or arranged for the transportation of any Hazardous Substances to any location which is listed on the EPA's National Priorities List of Hazardous Substance Sites (the "National Priorities List"), or (ii) none of Wedco or any Wedco Subsidiary has been identified as a potentially responsible party at any site proposed for inclusion on the National Priorities List, CERCLIS or any similar state list.

                 (f) Except as disclosed on Section 4.15 of the Wedco Disclosure Schedule and except where the occurrence of such events, whether individually or in the aggregate, would result in a material adverse change in the business, operations or financial condition of Wedco and its Subsidiaries, taken as a whole, to Wedco's knowledge:

                          (i)     None of Wedco's or its Subsidiaries' real
property is listed in the National Priorities List or any other list maintained by any federal, state or local governmental agency with respect to sites from which there is or has been a Release of any Hazardous Substance or any Contamination.

                          (ii)    No part of Wedco's or its Subsidiaries' real
property is now being used (A) as a landfill, dump or other disposal, storage, transfer or handling area for Hazardous Substances, excepting, however, for the routine storage, use and sale of

Hazardous Substances from time to time in the ordinary course of business, in compliance with Environmental Laws; (B) for military purposes; or (C) as a gasoline service station or a similar facility for selling, dispensing, storing, transferring or handling petroleum and/or petroleum products.

                          (iii)   There are no underground or aboveground
storage tanks (whether or not currently in use), polychlorinated biphenyls
(PCBs) or nuclear fuels or wastes, located on or under Wedco's or its Subsidiaries' real property.

                          (iv)    There is no ongoing Release of any Hazardous
Substance on, under or from Wedco's or its Subsidiaries' real property.

                          (v)     There is not now present any Contamination of
Wedco's or its Subsidiaries' real property caused by Wedco or its Subsidiaries.

                          (vi)    Wedco's or its Subsidiaries' real property
and the ownership, use and operation thereof, are currently and, at all times during Wedco's or its Subsidiaries' ownership or operation thereof, have been in material compliance with all applicable Environmental Laws.

                 (g) To Wedco's knowledge, there are no liens against Wedco's or its Subsidiaries' real property arising under any Environmental Laws, or based upon a Regulatory Action and/or Third Party Claim.

Section 4.16     Joint Ventures.

         No reference to a Subsidiary of Wedco in any Section of this Article 4 shall be deemed to be a reference to either Wedco's Canadian joint venture, WedTech, Inc., a Canadian corporation (the "Canadian Joint Venture"), or to Wedco's French joint venture, Micronyl-Wedco, S.A. (the "French Joint Venture"). Other than the Canadian Joint Venture and the French Joint Venture or as set forth in Sections 4.02(b) or 4.16 of the Wedco Disclosure Schedule, Wedco has no equity investment in any joint venture (whether the joint venture is in the form of a partnership, corporation or other entity). True, complete and correct copies of all joint venture organizational documents to which Wedco or any of its Subsidiaries is a party, including (without limitation) the organizational documents for the Canadian Joint Venture and the French Joint Venture (collectively, the "Joint Venture Organizational Documents"), are attached to Section 4.16 of the Wedco Disclosure Schedule. The Joint Venture Organizational Documents are in full force and effect and Wedco or the Wedco Subsidiary that is a party thereto is not in breach thereof. True, complete and correct copies of any agreements or arrangements pursuant to which any joint venture in which Wedco or any of its Subsidiaries is a joint venturer (individually, a "Wedco

Joint Venture"; collectively, the "Wedco Joint Ventures") is obligated to repay borrowed money are attached to Section 4.16 of the Wedco Disclosure Schedule. To Wedco's knowledge, financial statements of the Wedco Joint Ventures attached to Section 4.16 of the Wedco Disclosure Schedule have been prepared in conformity with generally accepted accounting principles, applied on a consistent basis during the periods involved (subject, in the case of unaudited interim statements, to normal year-end audit adjustments), and each presents fairly either the financial position of the applicable Wedco Joint Venture as of its date, or the results of operations and changes in consolidated financial position of the applicable Wedco Joint Venture for the periods presented therein, as the case may be. Except as and to the extent set forth in the above described financial statements or in Section 4.16 of the Wedco Disclosure Schedule, to Wedco's knowledge, none of the Wedco Joint Ventures has any liabilities or obligations (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due), other than liabilities and obligations incurred since the date of the most recent balance sheet included in the Wedco Joint Venture financial statements in the ordinary course of business, consistent with past practices, that are not, in the aggregate, material to that Wedco Joint Venture.


                                   ARTICLE 5

                         REPRESENTATIONS AND WARRANTIES
                                     OF ICO

         ICO represents and warrants to Wedco as follows:

Section 5.1      Organization and Qualification; Active Subsidiaries.

                 (a) Each of ICO and each active domestic Subsidiary of ICO is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and each has all requisite corporate power and authority to own, lease or operate the properties that it purports to own, lease or operate and to carry on its business as it is now being conducted. Section 5.01(a) of the Disclosure Schedule which is being delivered by ICO to Wedco herewith (the "ICO Disclosure Schedule") lists all active domestic Subsidiaries of ICO. Each of ICO and each of its active domestic Subsidiaries is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction where the property owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which, when taken together with all other such failures and all such failures of ICO's active alien Subsidiaries referred to in Section 5.1(b) below, would not have a material adverse effect on the business, operations or financial condition of ICO and its Subsidiaries, taken as a whole. ICO has heretofore delivered to Wedco true and complete copies of its Articles of Incorporation and By-laws, and the charter and by-laws of each of its active domestic Subsidiaries as currently in effect. None of ICO nor any of its active domestic Subsidiaries is in violation of any of the provisions of its respective charter or by-laws.

                 (b) Each active alien Subsidiary corporation (or other business entity) of ICO is a corporation (or other business entity) duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (or other organization). Each active alien Subsidiary of ICO has all requisite corporate (or other) power and authority to own, lease or operate the properties that it purports to own, lease or operate and to carry on its business as it is now being conducted. Section 5.01(b) of the ICO Disclosure Schedule lists all active alien Subsidiary corporations (and other business entities) of ICO. Each active alien Subsidiary corporation (or other business entity) of ICO is duly qualified or licensed as a foreign or alien corporation (or other business entity) to do business and is in good standing in each jurisdiction where the property owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which, when taken together with all other such failures and all such failures of ICO's active domestic Subsidiaries referred to in Section 5.1(a) above, would not have a material adverse effect on the business, operations or financial condition of ICO and its Subsidiaries, taken as a whole. ICO has heretofore delivered to Wedco true and complete copies of the charter and bylaws (or other organizational or governing documents) of each active alien Subsidiary corporation (or other business entity) of ICO, as currently in effect. None of the active alien Subsidiary corporations (or other business entities) of ICO is in violation of any of the provisions of its respective charter or bylaws (or other organizational or governing documents).

Section 5.2      Capitalization.

                 (a) The authorized capital stock of ICO consists of Fifty Million (50,000,000) shares of ICO Common Stock and Five Hundred Thousand (500,000) shares of Preferred Stock, no par value ("ICO Preferred Stock"). As of the date hereof, there are (i) Three Hundred Twenty-Two Thousand Five Hundred (322,500) shares of ICO Preferred Stock issued and outstanding, and Eight Million Eight Hundred Eighty Three Thousand Nine Hundred Eleven (8,883,911) shares of ICO Common Stock issued and outstanding as of September 30, 1995, all of which shares of ICO Common Stock are duly authorized, validly issued, fully paid, non-assessable and are not subject to and were not issued in violation of any preemptive rights; (ii) no shares of ICO Common Stock held by ICO as treasury stock; and (iii) no shares of ICO Common Stock held by any of ICO's Subsidiaries. Except as set forth in Section 5.02(a) of the ICO Disclosure Schedule, there are no options, warrants, calls, rights, subscriptions, convertible securities or other rights or other agreements, arrangements or commitments of any kind relating to the issued or unissued capital stock of ICO to which ICO or any of its Subsidiaries is a party or otherwise obligating ICO or any Subsidiary of ICO to issue, transfer or sell any securities of ICO, or securities or other instruments convertible into or exchangeable or exercisable for any securities of ICO. Except as set forth in Section 5.02(a) of the ICO Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which ICO is a party or is bound relating to the voting or transfer of any of such shares. Except as set forth in Section 5.02(a) of the ICO Disclosure Schedule, there are no outstanding contractual or other obligations of ICO or any of ICO's Subsidiaries to purchase, redeem or otherwise acquire any shares of ICO Common Stock.

                 (b) Section 5.02(b) of the ICO Disclosure Schedule lists all the Subsidiaries of ICO and indicates the number and class of shares of the capital stock of each such Subsidiary outstanding and the record holders thereof, all as of the date of this Agreement. All the outstanding shares of each of ICO's Subsidiaries have been validly issued and are fully paid and non-assessable, are not subject to and were not issued in violation of any preemptive rights. There are no options, warrants, calls, rights, subscriptions, convertible securities or other rights or other agreements, arrangements or commitments of any kind (other than this Agreement) relating to the issued or unissued capital stock or other securities of any Subsidiary of ICO or otherwise obligating ICO or any Subsidiary of ICO to issue, transfer or sell any securities of any such Subsidiary, or any securities or other instruments convertible into or exchangeable or exercisable for any securities of any such Subsidiary. Except as contemplated by this Agreement, the shares of each of ICO's Subsidiaries are owned by the persons indicated in Section 5.02(b) of the ICO Disclosure Schedule free and clear of all liabilities, obligations, claims, liens, pledges, security interests, options, charges, encumbrances and interests of any third party of any nature whatsoever. Except as contemplated by this Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings relating to the voting transfer of any shares of any Subsidiary of ICO. Except as contemplated by this Agreement, there are no outstanding contractual or other obligations of ICO or any of ICO's Subsidiaries to purchase, redeem or otherwise acquire any shares of any Subsidiary of ICO.

                 (c) Except as set forth in Section 5.02(c) the ICO Disclosure Schedule, none of ICO or any of its Subsidiaries has any equity investment in any corporation, association, partnership, joint venture or other entity. Attached to Section 5.02(c) of the ICO Disclosure Schedule are true and complete copies of the charter, articles, by-laws, partnership or other organizational documents to which ICO or any of its Subsidiaries are a party.

Section 5.3      Authority Relative to this Agreement.

                 (a) ICO has the corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by ICO and the consummation by ICO of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of ICO. The Board of Directors of ICO has directed that this Agreement be submitted to the stockholders of ICO for approval at a meeting of such stockholders and, except for such approval, no other corporate proceedings on the part of ICO are necessary to consummate the transactions contemplated hereby. The authorization by the ICO Shareholder Group set forth in and contemplated by the ICO Shareholder Group Agreement are subject to the registration by ICO under the Securities Act of the ICO Common Stock included in the Merger Consideration. This Agreement has been duly executed and delivered by ICO and, assuming the due authorization, execution and delivery of this Agreement by Wedco, constitutes a legal, valid and binding agreement of ICO, enforceable against ICO in accordance with its terms.

                 (b) W Acquisition has the corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by W Acquisition of this Agreement and the consummation by W Acquisition of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of W Acquisition and shall be duly and validly authorized by ICO as the sole stockholder of W Acquisition, and no other corporate proceedings on the part of W Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

Section 5.4      Consents and Approvals; No Violation.

                 Except, in the case of clauses 5.4(b) through 5.4(d) below, as set forth in Section 5.04 of the ICO Disclosure Schedule, and for such failure to obtain consents, approvals, authorizations or permits for, or make filings with or notifications to, or such violations, conflicts, breaches, defaults, terminations, accelerations and rights of termination, cancellation, amendment or acceleration which, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial condition of ICO and its Subsidiaries, taken as a whole, none of the execution and delivery of this Agreement by ICO, the consummation by ICO of the transactions contemplated hereby or compliance by ICO or any of its Subsidiaries with any of the provisions hereof will: (a) conflict with or result in a breach of any provision of the charter or by-laws of ICO or any Subsidiary of ICO; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the Exchange Act, the Securities Act, the securities or "blue sky" laws of certain states and the

HSR Act, and (ii) for filing a certificate of merger under the New Jersey Law;
(c) violate or conflict with any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to ICO or any of its Subsidiaries or any of their respective assets; or (d) conflict with, result in a breach of any provisions of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in a termination of, accelerate the performance required by, give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a lien, security interest, charge or other encumbrance on any of the assets of ICO or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which ICO or any of its Subsidiaries is a party or by which ICO or any of its Subsidiaries or any of their respective assets may be bound or affected.

Section 5.5      SEC Filings; Financial Statements.

                 (a) Since January 1, 1991, ICO has filed with the SEC all forms, reports and documents required to be filed with the SEC by it (collectively, the "ICO SEC Reports"), all of which were prepared in compliance in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.
None of the ICO SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                 (b) Each of the consolidated balance sheet of ICO and its Subsidiaries as of September 30, 1995 (including the notes, schedules and other attachments thereto, the "ICO Balance Sheet"), and the consolidated statements of income and statement of cash flow for the years ended September 30, 1995 and September 30, 1994 (including the notes, schedules and other attachments thereto) of ICO included in the Form 10-K filed by ICO with the Commission for the fiscal years ended September 30, 1995 and September 30, 1994, as the case may be, has been prepared in conformity with generally accepted accounting principles applied on a consistent basis during the periods involved, except as otherwise noted therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments), and each presents fairly either the consolidated financial position of ICO and its Subsidiaries as of its date, or the consolidated results of operations and changes in consolidated financial position of ICO and its Subsidiaries for the periods presented therein, as the case may be. Except as and to the extent set forth on the ICO Balance Sheet, none of ICO or any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due), except for liabilities and obligations incurred since the date of the ICO Balance Sheet in the ordinary course of business, consistent with past practices, that are not, in the aggregate, material to ICO and its Subsidiaries taken as a whole.

                 (c) ICO has heretofore furnished to Wedco a complete and correct copy of all amendments and modifications, which have not yet been filed with the Commission, to all agreements, documents and other instruments which had previously been filed by ICO with the Commission.

Section 5.6      Absence of Certain Changes and Events.

                 Except as disclosed prior to the execution hereof in the ICO SEC Reports or in Section 5.06 of the ICO Disclosure Schedule, since September 30, 1994, (a) there has not occurred or arisen any event having a material adverse effect on, and there has not been any material adverse change in the business, operations or financial condition of ICO and its Subsidiaries, taken as a whole, and, to the knowledge of ICO, no fact or condition exists which could reasonably be expected to cause such a material adverse change; (b) ICO and each of its Subsidiaries has conducted its business only in the ordinary course, consistent with past practices; and (c) none of ICO or any of its Subsidiaries has taken any of the actions described in clauses (e) through (o) of Article 6 hereof.

Section 5.7      Litigation.

                 Except as may have been disclosed prior to the execution hereof in the ICO SEC Reports or in Section 5.07 of the ICO Disclosure Schedule, there are no claims, actions, suits, proceedings, arbitrations or investigations pending or, to the knowledge of ICO, threatened, against or affecting ICO or any of its Subsidiaries or, to ICO's knowledge without further investigation, any joint venture in which ICO or any of its Subsidiaries is a joint venturer (individually, an "ICO Joint Venture;" collectively, the "ICO Joint Ventures") or any properties or rights of any of them before any court, arbitrator, administrative, governmental or regulatory body, which, if determined adversely to ICO or any of its Subsidiaries, or any of the ICO Joint Ventures, would have a material adverse effect on the business, operations or financial condition of ICO, its Subsidiaries and the ICO Joint Ventures, taken as a whole, or would adversely affect any action taken or to be taken by ICO under this Agreement, or which seeks to enjoin, or otherwise prevent, the consummation of any of the transactions contemplated by this Agreement or to recover any damages or to obtain any other relief as a result of this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule ororder of any court, arbitrator, administrative, governmental or regulatory body outstanding against ICO or any of its Subsidiaries or, to ICO's knowledge without further investigation, any of the ICO Joint Ventures having, or which would be reasonably likely to have, any such effect.

Section 5.8      Employee Benefit Plans.

                 (a) The definitions set forth in Section 4.8(a) hereof shall apply to this Section 5.8.

                 (b) Set forth beneath its name in Section 5.08 of the ICO Disclosure Schedule is a complete and accurate list of ICO's and its Subsidiaries' Benefit Plans, including all Benefit Plans governed or mandated by non-United States law. A complete and correct copy of each of the Benefit Plans and of any related trust agreements, insurance or annuity contracts, valuations, and other funding agreements for each Benefit Plan has been delivered to Wedco.

                 (c) All of ICO's and its Subsidiaries' ERISA Plans are listed in Part I of Section 5.08 of the ICO Disclosure Schedule. All of ICO's and its Subsidiaries' Benefit Plans that are not ERISA Plans, if any, are listed in Part II of Section 5.08 of the ICO Disclosure Schedule. Section 5.08 of the ICO Disclosure Schedule includes a listing of all expected annual contributions to the Qualified Plans and ERISA Plans. Neither ICO nor any of its Subsidiaries maintains nor has maintained in the past any defined benefit pension plan, and is not and has not been a party to any agreement requiring it to contribute to a multi-employer plan within the meaning of Section 3(37) of ERISA, except as disclosed in Section 5.08 of the ICO Disclosure Schedule. There are no unfunded vested benefits under any Qualified Plan which is subject to the vesting and funding standards of ERISA and no unfunded liabilities for all benefits accrued through the date of the last actuarial valuation of such Plan (calculated on the basis of the Plan's normal funding assumptions on such valuation). ICO and its Subsidiaries have operated in good faith compliance with a reasonable interpretation of the continuation coverage requirements of COBRA. Other than claims for benefits in the ordinary course, there are no pending claims involving the ERISA Plans or Qualified Plans by any participant covered under the ERISA Plans or Qualified Plans or otherwise involving the ERISA Plans or Qualified Plans which allege a breach of fiduciary duties or violation of the applicable state or federal law which may result in material liability on the part of ICO or any Qualified Plan or ERISA Plan under ERISA or any other law, nor is there any reasonable basis for such a claim.

                 (d) To the knowledge of ICO, none of the ERISA Plans or Qualified Plans or any of their related trusts, or ICO or any trustee, administrator or other "party in interest" or "disqualified person" (within the meaning of Section 3(14) of ERISA or Section 4975(e)(2) of the Code, respectively) with respect to the ERISA Plans or Qualified Plans, has engaged in any "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975(c) of the Code), which could subject any of the ERISA Plans or Qualified Plans or related trusts, or any trustee, administrator or other fiduciary of any ERISA Plan or Qualified Plan, or Surviving Corporation or any other party dealing with the ERISA

Plans or Qualified Plans, to the penalties or excise tax imposed on prohibited transactions by Section 502(i) of ERISA or Section 4975 of the Code.

                 (e) All of ICO's or its Subsidiaries' Qualified Plans are listed in Part III of Section 5.08 of the ICO Disclosure Schedule. In the reasonable belief of ICO, each of the Qualified Plans meets the requirements of
Section 401(a) of the Code, and the trust, if any, forming a part of each Qualified Plan is exempt from federal income tax under Section 501(a) of the Code. A favorable determination letter has been issued by the Internal Revenue Service within the past ten (10) years as to the qualification under Section 401(a) of the Code (including, but not limited to, amendments made by ERISA), with respect to each Qualified Plan, and ICO has delivered to Wedco true and correct copies of all such determination letters. None of the determination letters has been revoked or modified by the Internal Revenue Service.

                 (f) All contributions required by law or required in accordance with the terms of the Qualified Plans to have been made prior to the Closing will have been made.

                 (g)      Except pursuant to the Benefit Plans listed on
Section 5.08 of the ICO Disclosure Schedule and under COBRA, ICO and its Subsidiaries do not have any present or future liability to former employees or to their dependents, survivors or beneficiaries in connection with or arising out of any plan, compensation arrangement or practice which ICO and its Subsidiaries contributed prior to the date hereof, and ICO and its Subsidiaries have not maintained, adopted or contributed to any plan that provides benefits or payments to former employees or their dependents, survivors or beneficiaries, except pursuant to the Benefit Plans listed on Section 5.08 of the ICO Disclosure Schedule and under COBRA.

                 (h) ICO and its Subsidiaries have satisfied in all material respects all reporting and disclosure requirements applicable under ERISA, and the Department of Labor and Internal Revenue Service and Pension Benefit Guaranty Corporation regulations promulgated thereunder, with respect to all ERISA Plans and Qualified Plans, and ICO has delivered to Wedco a true and complete copy of the most recently filed and disclosed Forms 5500, Forms 5500-C/R (with exhibits), and summary plan descriptions and summaries of material modification for the ERISA Plans and Qualified Plans. In the event that a Form 5500 for any of ICO's or its Subsidiaries' Qualified Plans and ERISA Plans for the 1994 plan year has not been filed prior to the Effective Time, a proper extension will be filed if necessary.

                 (i) No Qualified Plan has had any "unrelated business taxable income" as defined in Sections 512 through 514 of the Code. There have been no claims, or notice of claims, filed under any fiduciary liability insurance policy covering any Benefit Plan.

                 (j) The Trustees of each of the Qualified Plans have completed their required annual accountings for the plan years ended on or before September 30, 1994, such accountings accurately reflect the financial positions of the Qualified Plans as of their respective date, and true and complete copies of the Trustees' reports or schedules of such accountings have been delivered to Wedco.

Section 5.9      Labor Relations.

                 Except as disclosed in Section 5.09 of the ICO Disclosure Schedule, (a) none of ICO or any of its Subsidiaries is in violation of any applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours, nor is ICO or any of its Subsidiaries engaged in any unfair labor practice, except where such violations and unfair labor practices, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial condition of ICO and its Subsidiaries taken as a whole; (b) there is no unfair labor practice charge or complaint against ICO or any of its Subsidiaries pending before the National Labor Relations Board, nor is there any arbitration proceeding arising out of or under any ICO Labor Agreements (as hereinafter defined) pending against ICO or any of its Subsidiaries, and, to the knowledge of ICO, no claim therefor exists or is threatened; (c) no charges are pending before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices; and (d) none of ICO nor any of its Subsidiaries has received notice of the intent of any federal, state or local agency responsible for the enforcement of labor or employment laws to conduct an investigation of or relating to ICO or any of its Subsidiaries and, to the knowledge of ICO, no such investigation is in progress. Except as disclosed in Section 5.09 of the ICO Disclosure Schedule and except where the failure to obtain such consent or consents, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial conditions of ICO and its Subsidiaries, taken as a whole, no consent of any labor organization or other person is required pursuant to any of the ICO Labor Agreements for the execution of this Agreement or the consummation of the transactions contemplated hereby. As used herein, the term "ICO Labor Agreements" means all collective bargaining agreements, individual employment agreements and written personnel policies applicable to any of the employees of ICO or any of its Subsidiaries.

Section 5.10     Material Contracts.

                 Section 5.10 of the ICO Disclosure Schedule sets forth a list of all lease agreements, loan agreements, promissory notes, guarantees, mortgages, security and pledge agreements; all ICO Labor Agreements, all joint venture agreements and all agreements which resulted in annual gross revenues to ICO and its Subsidiaries or required annual expenditures or payment by ICO or any of its Subsidiaries of advances or guarantees of at least One Hundred Thousand Dollars ($100,000), and any other agreements material to the business, operations or financial condition of ICO and its Subsidiaries, taken as a whole, to which ICO or any of its Subsidiaries is a party or to which any of their respective assets is subject or bound. Each of such agreements is in full force and effect and is valid, binding and enforceable, and none of ICO, its Subsidiaries or, to the knowledge of ICO, any other party thereto, is in breach or default (and, to the knowledge of ICO, no event has occurred which, with the giving of notice or passage of time or both, would become a breach or default) under, or has received notice of a default under, any such agreement, nor is ICO or any of its Subsidiaries in any material dispute with any third party under any such agreement.

Section 5.11     Taxes.

                 (a) The definitions set forth in Section 4.11(a) hereof shall apply to this Section 5.11.

                 (b) Each of ICO and its Subsidiaries and affiliates, and any affiliated, combined or unitary group of which any such corporation (or other business entity) is or was a member, as the case may be (individually, an "Affiliate of ICO" and, collectively, "ICO's Affiliates"), has: (i) prepared and timely filed all Tax Returns (A) the non-filing of which would have a material adverse effect on ICO and its Subsidiaries, taken as a whole, and (B) which are required to be filed by or with respect to it in respect of any Taxes; (ii) timely and properly paid all Taxes that are shown to be due on such Tax Return or are otherwise due and payable; (iii) established on its books and records reserves that are in all material respects adequate for the payment of all Taxes not yet due and payable; and (iv) complied in all respects with all applicable laws, rules and regulations, non-compliance with which would have a material adverse effect on ICO and its Subsidiaries, taken as a whole, relating to the payment and withholding of Taxes and has timely and properly withheld from individual employee wages and paid over to the proper governmental authorities or deposited as required by law, all amounts required to be so withheld and paid over or deposited under all applicable laws.

                 (c) All Tax Returns filed by ICO were true, correct and complete in all material respects when filed.

                 (d) There are no liens for Taxes upon the assets of ICO or any of its Affiliates except liens for Taxes not yet due.

                 (e) The statute of limitations has expired for any federal income tax returns of ICO through September 30, 1991. Except as set forth in Section 5.11 of the ICO Disclosure Schedule, there are no outstanding waivers or comparable consents given by ICO or any of its Affiliates regarding the application of the statute of limitations with respect to any federal income Taxes or federal income Tax Returns. Except as set forth in Section 5.11 of the ICO Disclosure Schedule, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns.

Section 5.12     Compliance with Applicable Law.

                 Each of ICO and its Subsidiaries holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to all, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any federal, state or local governmental authority relating to ICO or any of its Subsidiaries (other than where such default or noncompliance would not result in a material limitation on the conduct of the business of ICO or any of its Subsidiaries, or not cause ICO or any of its Subsidiaries to incur material financial penalty, or would not be likely to otherwise have a material adverse effect on the business, operations or financial condition of ICO and its Subsidiaries taken as a whole) and none of ICO or any of its Subsidiaries has received written notice of violation of, or knows of any violation of, any of the above.

Section 5.13     Fees and Commissions.

                 Except as disclosed on Section 5.13 of the ICO Disclosure Schedule, none of ICO or any of ICO's Subsidiaries or any of their respective officers, directors, or employees has employed any broker, finder, investment banker, consultant, financial or legal advisor or, incurred any liability for any brokerage, finders' or other fees or commissions in connection with the transactions contemplated by this Agreement.

Section 5.14     Insurance.

                 Section 5.14 of the ICO Disclosure Schedule sets forth a complete and accurate list of all insurance policies maintained by ICO and its Subsidiaries, identifying in each case: (i) the name of the insurance company;
(ii) the nature and limits of the coverage; (iii) the annual premiums paid thereunder; and (iv) the coverage period applicable thereto. All such insurance policies are in full force and effect and provide for coverages which are usual and customary in the business of ICO and its Subsidiaries as to amount and scope. Each of ICO and ICO's Subsidiaries has properly paid or will properly pay all premiums due under such policies of insurance on or prior to the Effective Time. None of ICO or its Subsidiaries is aware of any coverage dispute or claim under or relating to any of such policies.

Section 5.15     Environmental Protection.

                 (a) The definitions set forth in Section 4.15(a) hereof shall apply to this Section 5.15.

                 (b) Except as disclosed on Section 5.15 of the ICO Disclosure Schedule, to ICO's knowledge no third party claims and/or regulatory actions have been asserted or assessed against ICO, any ICO Subsidiary, or any of their real property and, to ICO's knowledge, no third party claims and/or regulatory actions are pending or threatened against ICO, any ICO Subsidiary or the real property, arising out of or due to, or allegedly arising out of or due to: (i) the Release on, under or from the real property of any Hazardous Substances; (ii) any contamination of the real property, including without limitation, the presence of any Hazardous Substance which has come to be located on or under the real property from another location; (iii) any material violation or alleged violation of any Environmental Laws with respect to the real property or ICO's or any ICO Subsidiary's business operations; (iv) any injury to human health or safety or to the environment by reason of the past or present condition of, or past or present activities on or under, the real property; or (v) the generation, manufacture, storage, treatment, handling, transportation or other use, however defined, of any Hazardous Substance on the real property; and, as a result of any such conditions, whether individually or in the aggregate, there has been a material adverse change in the business, operations or financial condition of ICO and its Subsidiaries, taken as a whole; (any acts, omissions, circumstances, status or condition described in or contemplated by clauses (i) through (v) of this Section 5.15(b) are hereinafter referred to collectively as an "Environmental Condition").

                 (c) Except as disclosed on Section 5.15 of the ICO Disclosure Schedule, to ICO's knowledge, ICO's and its Subsidiaries' storage, transportation, handling, use or disposal, if any, of Hazardous Substances on or under the real property of Hazardous Substances generated on or from the real property is currently, and at all times has been, in compliance in all material respects with all applicable Environmental Laws.

                 (d) To ICO's knowledge, ICO has delivered to or has caused to be delivered to Wedco, prior to the execution and delivery of this Agreement, complete copies of any and all documents relating to compliance by ICO and its Subsidiaries with Environmental Laws or to Environmental Conditions.

                 (e) Except as disclosed on Section 5.15 of the ICO Disclosure Schedule, to ICO's knowledge: (i) none of ICO or any ICO Subsidiary has transported or arranged for the transportation of any Hazardous Substances to any location which is listed on the EPA's National Priorities List of Hazardous Substance Sites (the "National Priorities List"); or (ii) none of ICO or any ICO Subsidiary has been identified as a potentially responsible party at any site proposed for inclusion on the National Priorities List, CERCLIS or any similar state list.

                 (f) Except as disclosed on Section 5.15 of the ICO Disclosure Schedule, and except where the occurrence of such events, whether individually or in the aggregate, would result in a material adverse change in the business, operations or financial condition of ICO and its Subsidiaries, taken as a whole, to ICO's knowledge:

                          (i)     None of ICO's or its Subsidiaries' real
property is listed in the National Priorities List or any other list maintained by any federal, state or local governmental agency with respect to sites from which there is or has been a Release of any Hazardous Substance or any Contamination.

                          (ii)    No part of ICO's or its Subsidiaries' real
property is now being used (A) as a landfill, dump or other disposal, storage, transfer or handling area for Hazardous Substances; excepting, however, for the routine storage, use and sale of Hazardous Substances from time to time in the ordinary course of business, in compliance with Environmental Laws; (B) for military purposes; or (C) as a gasoline service station or a similar facility for selling, dispensing, storing, transferring or handling petroleum and/or petroleum products.

                          (iii)   There are no underground or aboveground
storage tanks (whether or not currently in use), polychlorinated biphenyls
(PCBs) or nuclear fuels or wastes, located on or under ICO's or its Subsidiaries' real property.

                          (iv)    There is no ongoing Release of any Hazardous
Substance on, under or from ICO's or its Subsidiaries' real property.

                          (v)     There is not now present any Contamination of
ICO's or its Subsidiaries' real property caused by ICO or its Subsidiaries.

                          (vi)    ICO's or its Subsidiaries' real property and
the ownership, use and operation thereof, are currently and, at all times during ICO's or its Subsidiaries' ownership or operation thereof, have been in material compliance with all applicable Environmental Laws.

                 (g) To ICO's knowledge, there are no liens against ICO's or its Subsidiaries' real property arising under any Environmental Laws, or based upon a Regulatory Action and/or Third Party Claim.

Section 5.16     Merger Consideration.

                 All shares of ICO Common Stock to be issued to the holders of Wedco Common Stock pursuant to this Agreement at Closing shall, when issued, be duly authorized, validly issued, fully paid and non-assessable and listed either on the NASD National Market System automated quotation system or on the New York Stock Exchange.


                                   ARTICLE 6

                     CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1      Conduct of Business.

                 Except as otherwise specifically provided in this Agreement, from the date of this Agreement to the Effective Time, each of Wedco and ICO shall cause its respective Subsidiaries to:

                 (a) conduct its business and engage in transactions only in the ordinary and usual course consistent with past practices;

                 (b) use its best efforts, and cause its respective Subsidiaries to use their best efforts, to preserve intact their respective business organizations and good will, keep available the services of their respective officers, employees and consultants and preserve their respective relationships with licensors, licensees, customers, suppliers, employees, labor organizations and others having business dealings with them including, where consistent with the conduct of business in the ordinary course, consistent with past practices, hiring additional personnel and promoting personnel;

                 (c) confer on a regular basis with one or more representatives of one another to report operational matters of materiality and the general status of ongoing operations;

                 (d) notify one another of any emergency or other change in the normal course of its or its Subsidiaries' respective businesses or in the operation of its or its Subsidiaries' respective properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material to the business, operations or financial condition of either Wedco or ICO and their respective Subsidiaries, as the case may be, taken as a whole;

                 (e) not adopt or amend (other than amendments that reduce amounts payable by it or its Subsidiaries) any employee benefit plan or enter (or permit any of its Subsidiaries to enter) into any employment, severance or similar contract with any person, or amend or supplement any such existing agreements, plans or contracts to increase any amounts payable thereunder or benefit provided thereunder, or grant or permit any increase in compensation to any of its or its Subsidiaries' employees or pay any bonus, except in each instance in accordance with past practice;

                 (f) except as otherwise permitted by this Section 6.1, not enter into or become obligated by any agreement with any shareholder, officer, director or employee;

                 (g) not, with respect to itself or any of its Subsidiaries, authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement with respect to, any merger, consolidation or business combination, any acquisition of material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights not in the ordinary course of business, or any dissolution or liquidation;

                 (h) not propose or adopt any amendment or otherwise change its charter or by-laws;

                 (i) except for the incurrence and establishment by ICO of a secured revolving credit facility (to be secured by ICO's assets), not create, incur or assume, or become or be liable (directly or indirectly) in respect of: (i) any indebtedness for borrowed money; (ii) any indebtedness or other obligation of another if the primary purpose is to guarantee that such indebtedness or obligation of another will be paid or discharged; or (iii) any capital or operating lease;

                 (j) except for liens issued by ICO or its Subsidiaries in connection with the financing described above in Section 6(i), not create or incur any encumbrance, lien or mortgage in respect of any of their property;

                 (k) not authorize for issuance, sale, pledge, disposition or encumbrance, or issue, sell, pledge, dispose of or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, convertible securities or otherwise), any of its capital stock of any class or any other securities, or other ownership interest (except for the authorization and issuance of shares of ICO Common Stock upon the exercise of employee options pursuant to employee stock option plans outstanding on the date hereof and the warrants and convertible preferred stock as described on Section 5.02(a) of the ICO Disclosure Schedule and for the authorization and issuance of shares of Wedco Common Stock upon the exercise of employee options outstanding on the date hereof) or amend any of the terms of any such securities or agreements outstanding on the date hereof;

                 (l) subject to Section 1.1 hereof, not reclassify, combine, split or subdivide, any shares of its capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock, other than cash dividends made by ICO to its stockholders not to exceed $.05 per share of ICO Common Stock per quarter or $1.6875 per share of ICO Preferred Stock per quarter, dividends made by Subsidiaries of ICO or Wedco to such Subsidiaries' stockholders, and other than distributions made by joint ventures in which ICO or Wedco has an interest to the parties to such joint ventures;

                 (m) not redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any outstanding shares of its capital stock or other securities;

                 (n) not make any tax election or settle or compromise any federal, state, local or foreign income tax liability;

                 (o) not take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures except Wedco shall be entitled, in the exercise of its reasonable business judgment, to commence litigation with respect to its Canadian joint venture;

                 (p) not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the Wedco Balance Sheet or the ICO Balance Sheet, as the case may be, liabilities incurred in the ordinary course of business existing on the date of such Balance Sheets but not required by generally accepted accounting principles to be reflected therein, or incurred in the ordinary course of business consistent with past practices since the date thereof;

                 (q) not commit or agree (in writing or otherwise) to take any of the actions described in clauses (e) through (p) above or any action which would make any representation or warranty in this Agreement untrue or incorrect, including as of the date hereof and as of the Effective Time, as if made as of such time; and

                 (r) not make or incur any Capital Expenditure in any three-month period in excess of the Capital Expenditures described on the estimated capital budgets attached hereto as Schedule 6.1(r). For purposes of this Agreement, "Capital Expenditure" shall mean any amount paid or incurred or which a party is obligated by contract to pay in connection with the purchase of real estate, plant, machinery, equipment or other similar expenditure which would be required to be capitalized in accordance with generally accepted accounting principles.

Section 6.2      New York Stock Exchange Listing.

                 Promptly after execution and delivery of this Agreement, ICO shall initiate, and thereafter diligently pursue, the process of applying for a listing of Willoughby International, Inc. stock on the New York Stock Exchange.


                                   ARTICLE 7

                             ADDITIONAL AGREEMENTS

Section 7.1      No Solicitation.

                 None of Wedco, ICO or any of their respective Subsidiaries or any of such person's respective officers, directors, employees or agents or affiliates shall, directly or indirectly initiate contact with, solicit or encourage any inquiries, proposals or offers by any Third Party (as hereinafter defined) in connection with any possible proposal (an "Acquisition Proposal") regarding a sale of any of the capital stock or any other equity interest in Wedco or ICO or any of their respective Subsidiaries, or a merger, consolidation or business combination involving Wedco or ICO or any of their respective Subsidiaries, or sale of all or (other than in the ordinary course of business consistent with past practices) any portion of the assets of Wedco or ICO or any of their respective Subsidiaries or any similar transaction, or unless otherwise required by law, furnish to any other person any information with respect to Wedco or ICO or any of their respective Subsidiaries or afford access to the properties, books or records of Wedco or ICO or any of their respective Subsidiaries for the purposes of, or cooperate with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to seek or effect an Acquisition Proposal; provided, however, that in the event that, notwithstanding compliance by Wedco or ICO and their respective Subsidiaries with the foregoing provisions of this Section 7.1, Wedco or ICO receives from a Third Party an Acquisition Proposal, only to the extent necessary to act in accordance with the fiduciary duties of the Wedco Board of Directors or the ICO Board of Directors, as the case may be, under applicable laws (as determined by the Wedco Board of Directors or the ICO Board of Directors, as the case may be, in good faith after consultation with and based upon advice of counsel), Wedco or ICO, as the case may be, may take actions otherwise prohibited by the foregoing provisions of this Section 7.1. Each of Wedco and ICO shall notify the others immediately in writing if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any such information is requested, with respect to an Acquisition Proposal or potential Acquisition Proposal, and shall immediately communicate in writing to the others the terms and conditions of any such Acquisition Proposal or potential Acquisition Proposal, discussion, negotiation or inquiry and the identity of the offeror or potential offeror. As used in this Agreement, the term "Third Party" means any "person" or "group", as such terms are defined in Section 13(d) of the Exchange Act, other than Wedco and ICO.

Section 7.2      Access to Information.

                 (a) From the date of this Agreement, Wedco and ICO shall, and shall cause their respective authorized officers, directors, employees, auditors, agents and Subsidiaries, and the authorized officers, directors, employees, auditors and agents of their respective Subsidiaries, to, give to the other party and its authorized officers, employees, counsel, advisors and representatives full access to all authorized officers, employees, agents, properties, offices and other facilities and to all books and records of it and its Subsidiaries and shall furnish the other party with such financial, operating and other data and information as such other party, through its authorized officers, employees, agents or representatives, may from time to time reasonably request.

                 (b) All information furnished by either ICO or Wedco to the other shall be treated as the sole property of the party furnishing the information until consummation of the transactions contemplated hereby, and, if such transactions shall not occur, the party receiving the information shall return to the party which furnished such information all documents or other materials containing, reflecting or referring to such information, shall keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for six (6) years from the date this Agreement is terminated but such obligation shall not apply to (i) any information which (A) the party receiving the information can establish was already in its possession prior to the disclosure thereof by the party furnishing the information; (B) was then generally known to the public;
(C) became known to the public through no fault of the party receiving the information; or (D) was disclosed to the party receiving the information by, to the knowledge of such party, a third party not bound by an obligation of confidentiality or (ii) disclosures required by an order of a court of competent jurisdiction, or by federal or state securities laws, or the rules or regulations of any applicable securities exchange, as advised by counsel.

Section 7.3      Public Announcements.

                 Wedco and ICO shall promptly issue a joint press release to announce the execution and delivery of this Agreement. Thereafter, Wedco and ICO shall consult with each other before issuing any press release or otherwise making any public statements with respect to any of the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

Section 7.4      Best Efforts.

                 Subject to the terms and conditions herein provided, each of the parties hereto shall use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to obtain in a timely manner all waivers, consents and approvals of, and to make all filings with and notifications to, any third parties as are necessary in order to consummate the transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of it and its Subsidiaries which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. In exercising the foregoing right, the parties hereto shall act as promptly as possible.

Section 7.5      Rule 145.

                 Each of ICO and Wedco will use all reasonable efforts to cause each person who is an affiliate of ICO or Wedco, as the case may be, to deliver to ICO prior to the Effective Time a written agreement that such affiliate will not offer to sell, sell or otherwise dispose of any ICO Common Stock issued to such affiliate in connection with the Mergers otherwise than within the limits and in accordance with the provisions of Rule 145 under the Securities Act, as such rule may be amended from time to time, or except in a transaction that, in the opinion of legal counsel reasonably satisfactory to ICO, is exempt from registration under the Securities Act.

Section 7.6      Post-Merger Matters.

                 (a) If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

                 (b) Immediately after the Effective Time, ICO shall take all actions necessary to give effect to the change of its corporate name to "Willoughby International, Inc."

Section 7.7      Indemnification and Insurance.

                 (a) ICO shall indemnify each person who is or was a "corporate agent" (as such term is defined in Article VII of the By-Laws of Wedco as in effect on the date hereof ("Article VII") and also including, to the fullest extent permitted by applicable law, as the subject or beneficiary of such indemnity each "corporate agent" in his or her individual and stockholder capacities regardless of whether the Bylaws of Wedco provide for same) of Wedco against expenses (including, but not limited to, legal fees, investigations, discovery costs, settlement and judgment) and liabilities in connection with any proceeding involving the corporate agent of Wedco by reason of his being or having been such a corporate agent at any time prior to and up to and including the Effective Time, to the same extent provided by Article VII unless such proceeding was initiated by the corporate agent without the authorization of the Board of Directors of the Surviving Corporation and the corporate agent was unsuccessful in such proceeding; a copy of Article VII appears as Annex XIV to this Agreement.

                 (b) In addition thereto, ICO shall obtain and, commencing as of the Effective Time, maintain in effect insurance on behalf of each such corporate agent of Wedco against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a corporate agent of Wedco at any time prior to and up to and including the Effective Time, whether or not Wedco would have the power to indemnify him against such expenses and liabilities under the provisions of Article VII, to the same extent such insurance was maintained in effect by Wedco immediately prior to the Effective Time and to include, but not limited to, legal fees, investigation and discovery costs, settlement and judgment.

                 (c) The indemnification and advancement of expenses and insurance coverage provided by, or granted pursuant to, this Section 7.7 shall continue as to each person who has ceased to be a director, officer, employee or agent of Wedco and shall inure to the benefit of the heirs, executors and administrators of such person, provided that upon the written demand of ICO citing this Agreement, the corporate agent: (i) in the context of advancement of expenses only, executes and delivers to ICO an undertaking to repay the amount advanced if (and to the extent that) it shall ultimately be determined in accordance with Article VII of the Bylaws of Wedco and the statutes of New Jersey, that he is not entitled to be indemnified as provided in this Section
7.7 ("Undertaking"); and (ii) in the context of indemnification and of advancement of expenses, agrees to cooperate reasonably with ICO concerning such proceeding and executes and delivers to ICO an Undertaking to do so on written demand of ICO citing this Agreement.

Section 7.8      Notification of Certain Matters.

                 Each party hereto shall give prompt notice to the others of the occurrence (or non-occurrence) of any event the occurrence (or non-occurrence) of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and of any material failure of any party to comply with or satisfy with any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that delivery of any notice pursuant to this
Section 7.8 shall not limit or otherwise affect the remedies available to either party hereunder.


                                   ARTICLE 8

                    CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1      Conditions to the Obligations of Each Party.

                 The respective obligations of Wedco and ICO to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

                 (a) Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been terminated;

                 (b) There shall not be in effect: (i) any judgment, injunction, decree or order issued by any federal, state or local court or arbitrator of competent jurisdiction; or (ii) any statute, rule, regulation or order enacted or promulgated by any federal, state or local, legislative, administrative or regulatory body of competent jurisdiction, that in either of cases (i) or (ii) prohibits or restricts the consummation of the transactions contemplated hereby or makes such consummation illegal or restricts in any material respect or prohibits the effective operation of the business of Wedco and its Subsidiaries or ICO and its Subsidiaries after the consummation of the transactions contemplated hereby;

                 (c) The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending such effectiveness shall have been issued or proceedings for such purpose shall have been instituted;

                 (d) This Agreement and the Merger hereby contemplated shall have been adopted and/or approved by the affirmative vote of the stockholders of Wedco requisite and issuance of ICO Common Stock contemplated hereby shall have been approved by the requisite affirmative vote of the stockholders of ICO;

                 (e) Cash redemption of Wedco options pursuant to Section 1.1(b)(iii) hereof; and

                 (f) The weighted average of the closing prices for ICO Common Stock on the NASD National Market System for the last five (5) trading days immediately preceding the date on which the Effective Time occurs, shall be greater than or equal to Four Dollars ($4.00) (the "Collar Price"). In the event that the weighted average closing price for ICO Common Stock as determined above is less than the Collar Price, then Wedco shall have the option to (i) waive this condition precedent and proceed to Closing notwithstanding such event, or (ii) give notice to ICO that it desires to proceed with the Closing, but will require additional consideration as set forth below. In the event Wedco chooses to proceed and has given notice to ICO in accordance with item (ii) above, ICO shall have the option to (A) terminate this Agreement, or (B) proceed to Closing, provided ICO agrees to provide additional consideration (cash and/or ICO Common Stock) in an amount necessary to increase the value of the Merger Consideration payable under Section 1.1(b)(ii) to Twelve and 30/100 Dollars ($12.30) and, provided further, that any ICO Common Stock issued as additional Merger Consideration in accordance herewith shall be valued at such weighted average price as determined above.

Section 8.2      Additional Conditions to the Obligations of Wedco.

                 The obligation of Wedco to consummate the Merger is further subject to the satisfaction (or waiver by Wedco), at or prior to the Effective Time, of the following conditions:

                 (a) W Acquisition and ICO shall have performed in all material respects all their respective obligations hereunder required to be performed by them at or prior to the Closing;

                 (b) The representations and warranties of ICO contained in this Agreement and in any certificate or other writing delivered by ICO pursuant hereto which are qualified by the term "material" or "materiality" shall be true and correct in all respects, and all other representations and warranties of ICO contained in this Agreement and in any certificate or other writing delivered by ICO pursuant hereto shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except as to any representation or warranty which specifically relates to an earlier date);

                 (c)      Wedco shall have received the deliveries described in
Section 3.2(b) and all agreements included in such deliveries shall have been duly executed and delivered by all parties thereto;

                 (d) Wedco shall have received all documents it may reasonably request relating to the existence of ICO and W Acquisition and their corporate authority for this Agreement, all in form and substance reasonably satisfactory to Wedco;

                 (e) Any and all material permits, consents, waivers, clearances, approvals and authorizations of and filings with all third parties and governmental bodies shall have been obtained which are required to consummate the transactions contemplated hereby;

                 (f) ICO shall have caused to be delivered to Wedco a "bringdown" certificate executed by its Chairman of the Board of Directors and Controller and Treasurer in their respective corporate capacities and not in their individual capacities, dated the date on which the Registration Statement (or last amendment thereto) shall become effective and dated the date of the Effective Time, and addressed to Wedco, in form and substance customary in transactions of the nature contemplated hereby;

                 (g) Wedco shall have received a favorable "fairness opinion" from an investment banking firm in form and substance customary in transactions of the nature contemplated hereby and acceptable to Wedco;

                 (h) ICO shall have provided or caused to be provided to Wedco written confirmation or other evidence, in form and substance satisfactory to Wedco, that the insurance required to be obtained by ICO pursuant to Section 7.7 shall have been duly obtained and be in full force and effect on and as of the Effective Time;

                 (i) The shares of ICO Common Stock to be received as Merger Consideration shall have been listed either on the NASD National Market System automated quotation system or on the New York Stock Exchange; and

                 (j) Wedco shall have received an opinion from Dilworth, Paxson, Kalish & Kauffman in form and substance reasonably satisfactory to Wedco, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated, for Federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code.

Section 8.3      Additional Conditions to the Obligations of ICO.

                 The obligation of ICO to consummate the Merger are further subject to the satisfaction (or waiver by ICO), at or prior to the Effective Time, of the following conditions:

                 (a) Wedco shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

                 (b) The representations and warranties of Wedco contained in this Agreement and in any certificate or other writing delivered by Wedco pursuant hereto which are qualified by the term "material" or "materiality" shall be true and correct in all respects, and all other representations and warranties of Wedco contained in this Agreement and in any certificate or other writing delivered by Wedco pursuant hereto shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except as to any representation or warranty which specifically relates to an earlier date);

                 (c)      ICO shall have received the deliveries described in
Section 3.2(a) and all agreements included in such deliveries and in the deliveries described in Section 3.2(b) shall have been duly executed and delivered by all parties thereto;

                 (d) ICO shall have received all documents they may reasonably request relating to the existence of Wedco and their corporate authority for this Agreement, all in form and substance reasonably satisfactory to ICO;

                 (e) Any and all material permits, consents, waivers, clearances, approvals and authorizations of and filings with all third parties and governmental bodies shall have been obtained which are required (i) to consummate the transactions contemplated hereby or (ii) to prevent a breach, default or right of termination under any agreement to which Wedco is a party or by which it is bound caused by consummation of the transactions contemplated hereby;

                 (f) Except as set forth in Section 8.03(f) of the Wedco Disclosure Schedule, all (i) options, warrants, calls, rights, subscriptions, convertible securities and other rights and agreements, arrangements and commitments of any kind relating to the issued or unissued capital stock (or other equity interest) or other securities of Wedco or any Subsidiary of Wedco, or otherwise obligating Wedco or any Subsidiary of Wedco to issue, transfer or sell any securities of (or other equity interest in) Wedco or any of its Subsidiaries, or securities or other instruments convertible into or exchangeable or exercisable for any securities of (or other equity interests in) Wedco or any of its Subsidiaries; (ii) liabilities, obligations, claims, liens, pledges, security interests, options, charges, encumbrances and interests of any nature whatsoever of any third party in the outstanding stock of any of Wedco's Subsidiaries; (iii) stockholder agreements, voting trusts and other agreements and understandings to which Wedco is a party or is bound relating to the voting or transfer of any shares of (or other equity interests in) Wedco or any of its

Subsidiaries, including all of the foregoing set forth on the Wedco Disclosure Schedule, shall have been terminated or canceled, as they relate to such shares (or other equity interests);

                 (g) Wedco shall have caused to be delivered to ICO a "bringdown" certificate executed by its Chairman of the Board of Directors and Vice President-Finance in their respective corporate capacities and not in their individual capacities, dated the date on which the Registration Statement (or last amendment thereto) shall become effective and dated the date of the Effective Time, and addressed to ICO, in form and substance customary in transactions of the nature contemplated hereby;

                 (h) All necessary consents or permits from or filings with state securities commissions shall have been obtained or made;

                 (i)      [Intentionally Omitted]; and

                 (j) ICO shall have received an opinion from Messrs. Keating, Muething & Klekamp in form and substance reasonably satisfactory to ICO, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set form in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated, for Federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code.

                                   ARTICLE 9

                        TERMINATION; AMENDMENTS; WAIVER

Section 9.1      Termination.

                 This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time notwithstanding approval thereof by the stockholders of ICO or Wedco, but prior to the Effective Time:

                 (a) By the mutual written consent of the Board of Directors of each of Wedco and ICO; or

                 (b) By Wedco, on the one hand, or ICO, on the other, if the transactions contemplated hereby shall not have been consummated by July 31, 1996; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party, failure of which to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

                 (c) By either Wedco, on the one hand, or ICO, on the other, if a court of competent jurisdiction in the United States or any state thereof or other United States governmental, regulatory or administrative body shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties agree to use their best efforts through appeals and otherwise to vacate) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

                 (d) By Wedco if, in compliance with Section 7.1 hereof, a higher offer to acquire Wedco is received and accepted by Wedco prior to the Effective Time; provided, however, that in the event of any such termination, Wedco shall promptly pay ICO, as liquidated damages and not as a penalty, the sum of Two Million Dollars ($2,000,000); or

                 (e) By ICO if the stockholders of ICO do not approve the transactions contemplated by this Agreement; provided, however, that in the event of any such termination ICO shall promptly pay Wedco, as liquidated damages and not as a penalty, the sum of Three Hundred Fifty Thousand Dollars ($350,000); or

                 (f) By either Wedco or ICO if, in the case of Wedco, ICO materially breaches a warranty, representation or covenant contained herein or suffers a material adverse change to its operations or financial condition ("Material Adverse Change") or, in the case of ICO, Wedco materially breaches a warranty, representation or covenant contained herein or suffers a Material Adverse Change; provided, however, that the non-breaching party or party not suffering a Material Adverse Change may, at its option, either waive the material breach or material Adverse Change pursuant to Section 9.3 hereof or be entitled to receive from the breaching party or party suffering the Material Adverse Change, as liquidated damages and not as a penalty, the sum of Three Hundred Fifty Thousand Dollars ($350,000); or

                 (g) Except as provided in Section 9.1(d) above, by either Wedco or ICO if, in the case of Wedco, it desires not to consummate the transactions contemplated hereby notwithstanding the absence of any material breach by ICO of any warranty, representation or covenant contained herein or any Material Adverse Change affecting ICO or any other condition or event that would entitle Wedco not to consummate such transactions or, in the case of ICO, it desires not to consummate the transactions contemplated hereby notwithstanding the absence of any material breach by Wedco of any warranty, representation or covenant contained herein or any Material Adverse Change affecting Wedco or any other condition or event that would entitle ICO not to consummate the transactions; provided, however, that the party other than the party desiring not to consummate the transactions shall have the right, at its option, to be selected in its sole discretion, either: (i) to seek and to obtain specific performance of the transactions hereby contemplated (the parties hereto acknowledging and agreeing that, given the nature of the transactions hereby contemplated, specific performance is an appropriate remedy under this Section 9.1(g)); or (ii) to obtain prompt payment from the party desiring not to consummate the transactions, as liquidated damages and not as a penalty, the sum of One Million Dollars ($1,000,000). If the parties hereto disagree as to whether a Material Adverse Change has occurred or whether a party has materially breached a warranty, representation or covenant contained herein, the disagreement shall be referred for resolution to a panel of three (3) arbitrators in an arbitration to be conducted in New York, New York pursuant to the commercial arbitration rules of the American Arbitration Association; or

                 (h)      In accordance with Section 8.1(f)(A).

                 In the event of the termination of this Agreement pursuant to the terms of this Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of either party hereto, except that: (A) the provisions of this Section 9.1 and Sections 7.2(b) and
10.7 hereof shall survive any such termination and shall continue to be binding on the parties hereto; and (B) nothing contained in this Section 9.1 shall relieve any party from any liability, if any, including any liability for liquidated damages, for any termination of this Agreement under paragraphs (d),
(e), (f) and (g) above.

Section 9.2      Amendment.

                 This Agreement may be amended by the parties hereto at any time before or after adoption of this Agreement by the stockholders of ICO or Wedco but, after any such stockholder approval, no amendment shall be made which adversely affects the rights of the stockholders of ICO or Wedco hereunder without the approval of the affected stockholders. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by all the parties hereto that expressly states that it amends, modifies or supplements this Agreement.

Section 9.3      Extension; Waiver.

                 At any time prior to the Effective Time, any party hereto may:
(i) extend the time for the performance of any of the obligations or other acts of any other party hereto; (ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document or writing delivered pursuant hereto by such other party; or (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


                                   ARTICLE 10

                                 MISCELLANEOUS

Section 10.1     Survival of Representations, Warranties, Covenants and
                 Agreements.

                 Other than Sections 7.6 and 7.7 and any other covenant or agreement herein, the nature of which is to be performed after the Closing, the representations, warranties, covenants and agreements made in this Agreement or in any certificate or Disclosure Schedule delivered pursuant to Articles 4 and 5 hereof shall only survive until the Effective Time.

Section 10.2     Entire Agreement; Assignment.

                 This Agreement (including the Schedules, Disclosure Schedules, Exhibits and Annexes hereto) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement may not be assigned, by operation of law or otherwise, by any of the parties hereto without the prior written consent of each of the other parties hereto. Any such purported assignment undertaken or occurring without such consent shall be null and void and of no legal force and effect.

Section 10.3     Validity.

                 The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any of the other provisions of this Agreement, each of which shall remain in full force and effect.

Section 10.4     Notices.

                 All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by cable, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                 If to ICO or W Acquisition, to:

                          ICO, Inc.
                          100 Glenborough Drive, Suite 250
                          Houston, Texas  77067
                          Attention:       Dr. Asher O. Pacholder
                                           Sylvia A. Pacholder
                          Telephone:       (713) 872-4994
                          Facsimile:       (713) 872-9610

                 with copies to:

                          Pacholder Associates, Inc.
                          Towers of Kenwood
                          8044 Montgomery Road, Suite 382
                          Cincinnati, Ohio  45236
                          Attention:       James P. Shanahan, Jr.
                          Telephone:       (513) 985-3200
                          Facsimile:       (513) 985-3217

                                  - and -

                          Howard Rice
                          15645 Collins Avenue, Suite 606
                          N. Miami Beach, Florida  33160
                          Telephone:       (305) 945-1030
                          Facsimile:       (305) 945-5371

                 If to Wedco, to:

                          P.O. Box 397
                          Bloomsbury, New Jersey 08804
                          Attention:
                          Telephone:       (908) 479-4181
                          Facsimile:       (908) 479-4876

                 with copies to:

                          Dilworth, Paxson, Kalish & Kauffman
                          3200 Mellon Bank Center
                          1735 Market Street
                          Philadelphia, Pennsylvania  19109-7595
                          Attention:       Edward N. Barol
                          Telephone:       (215) 575-7170
                          Facsimile:       (215) 575-7200

                                  - and -

                          Leib, Kraus, Grispin & Roth
                          328 Park Avenue, Box 310
                          Scotch Plains, New Jersey  07076-0310
                          Attention:       Walter L. Leib
                          Telephone:       (908) 322-6200
                          Facsimile:       (908) 322-6155

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above (provided, that notice of any change of address shall be effective only upon receipt thereof).

Section 10.5     Governing Law.

                 This Agreement shall: (i) with respect to interpretation or construction of the parties' respective warranties and representations; (ii) with respect to interpretation or construction of the terms "material" and "materially" used in this Agreement; and (iii) with respect to remedies for a breach of representations and warranties and the provisions of Article 9 hereof, including the availability and enforceability of liquidated damages stipulated therein, be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. All other terms and provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Any action for restraint relating to items (i), (ii) and (iii) shall be governed by the law of the State of Delaware. All other actions for restraint shall be governed by the laws of the State of New Jersey.

Section 10.6     Arbitration.

                 Any controversy or claim arising out of or relating to the breach of this Agreement, shall be settled by binding arbitration in accordance with the rules of the American Arbitration Association that are in effect at the time of the arbitration. The arbitration proceedings shall be conducted in New York, New York. The arbitrator(s) shall have the authority to award any remedy or relief a court could order or grant (in accordance with the terms of Section 10.5 hereof), including, without limitation, specific performance of any obligation created under this Agreement and the issuance of an injunction. A judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, any party hereto may seek injunctive relief under this Agreement solely to preserve the status quo hereunder pending the initiation and completion of any arbitration proceedings instituted in accordance with this Agreement. The parties agree that any such action for injunctive relief may be brought only in a Federal District Court.

Section 10.7     Expenses.

                 All expenses incurred by any party hereto in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 10.8     Interpretation.

                 (a) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

                 (b) Subject to Section 4.16 hereof, the term "Subsidiary" when used herein with respect to any person means: (i) any corporation, partnership or other business association or entity in which such person has an equity interest; or (ii) any other corporation, partnership, limited liability company or other business association or entity which is consolidated with such person for financial reporting purposes. The term "person" when used herein means any individual, corporation, partnership, joint venture, trust, unincorporated association or other entity of any nature whatsoever. The term "knowledge" when used herein with respect to ICO or Wedco means actual knowledge or actually knowing after due inquiry within ICO or Wedco, as the case may be, and their respective Subsidiaries (which due inquiry each party undertakes to make).

                 (c) This Agreement (and each provision thereof) is a document negotiated at arms length by sophisticated parties represented by counsel and, therefore, shall not be construed against either party as the drafter thereof.

Section 10.9     Counterparts.

                 This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 10.10 Parties in Interest.

                 This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.


                      THIS SPACE INTENTIONALLY LEFT BLANK

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized on the day and year first above written.


                                        WEDCO TECHNOLOGY, INC.


                                        By:___________________________________
                                           Name:
                                           Title:



                                        W ACQUISITION CORP.


                                        By:___________________________________
                                           Name:
                                           Title:

                                        ICO, INC.


                                        By:___________________________________
                                           Name:
                                           Title:

                             INDEX OF DEFINED TERMS


                                                                                   Initial Page/
Defined Term                                                                       Section Reference
------------                                                                       -----------------
Affiliate of ICO                                                                   Section 5.11(b)
Agreement                                                                          Page 1
Article VII                                                                        Section 7.7
Benefit Plans                                                                      Section 4.8(a)
Canadian Joint Venture                                                             Section 4.16
Capital Expenditure                                                                Section 6.1(r)
Cash/Stock Consideration                                                           Section 1.1(b)
Closing                                                                            Section 3.1
Code                                                                               Section 4.8(a)
Commission                                                                         Section 2.2
Constituent Corporations                                                           Section 1.2
Contamination                                                                      Section 4.15(a)
Effective Time                                                                     Page 1
Environmental Condition                                                            Section 4.15(b)
Environmental Laws                                                                 Section 4.15(a)
ERISA Plan                                                                         Section 4.8(a)
French Joint Venture                                                               Section 4.16
Exchange Act                                                                       Section 2.2
Hazardous Substances                                                               Section 4.15(a)
HSR Act                                                                            Section 4.4
ICO                                                                                Page 1
ICO Balance Sheet                                                                  Section 5.5(b)
ICO Common Stock                                                                   Section 1.1(b)
ICO Disclosure Schedule                                                            Section 5.1(a)
ICO Labor Agreements                                                               Section 5.9
ICO Preferred Stock                                                                Section 5.2(a)
ICO SEC Reports                                                                    Section 5.5(a)
ICO Shareholder Group                                                              Page 1
ICO Shareholder Group Agreement                                                    Page 1
ICO Stockholders' Meeting                                                          Section 2.1(a)
IRS                                                                                Section 4.11(e)
Joint Venture Organizational Documents                                             Section 4.16
Knowledge                                                                          Section 10.8(b)
Material Adverse Change                                                            Section 9.1(f)
Merger                                                                             Section 1.1(a)
Merger Consideration                                                               Section 1.1(b)
Merger Option Consideration                                                        Section 1.1(b)

National Priorities List                                                           Section 4.15(e)
New Jersey Law                                                                     Section 1.1(a)
Proxy Statement/Prospectus                                                         Section 2.1(a)
Qualified Plan                                                                     Section 4.8(a)
Registration Statement                                                             Section 2.2
Regulatory Action                                                                  Section 4.15(a)
Release                                                                            Section 4.15(a)
Securities Act                                                                     Section 2.2
Stock Consideration                                                                Section 1.1(b)
Staff                                                                              Section 2.2
Surviving Corporation                                                              Section 1.1(b)
Taxes                                                                              Section 4.11(a)
Tax Return                                                                         Section 4.11(a)
Texas Act                                                                          Section 2.1(a)
Third Party                                                                        Section 7.1
Third Party Claim                                                                  Section 4.15(a)
W Acquisition                                                                      Page 1
W Acquisition Common Stock                                                         Section 1.1(b)
Wedco                                                                              Page 1
Wedco Balance Sheet                                                                Section 4.5(b)
Wedco Common Stock                                                                 Section 1.1(b)
Wedco Disclosure Schedule                                                          Section 4.1(a)
Wedco Joint Venture                                                                Section 4.6
Wedco Labor Agreements                                                             Section 4.9
Wedco SEC Reports                                                                  Section 4.5(a)
Wedco Shareholder Group                                                            Page 1
Wedco Shareholder Group Agreement                                                  Page 1
Wedco Stockholders' Meeting                                                        Section 2.1(b)

                                   SCHEDULES


                 Schedule 1                      --      Wedco Common Stock controlled by Wedco Shareholder Group
                 Schedule 2                      --      ICO Capital Stock controlled by ICO Shareholder Group
                 Schedule 3                      --      Post-Effective Time Officers and Directors of ICO and of the
                                                         Surviving Corporation
                 Schedule 4                      --      Intentionally Omitted
                 Schedule 6.1(r)                 --      Wedco Capital Budget


                                                         ANNEXES
                                                         -------


                 Annex I (Wedco)                 --      Officer's Certificate
                 Annex II (Wedco)                --      Non-Competition Covenants
                 Annex III-A (Wedco)             --      Opinion of DPK&K
                 Annex III-B (Wedco)             --      Opinion of LKG&R
                 Annex IV                        --      Intentionally Omitted
                 Annex V (ICO)                   --      Officer's Certificate
                 Annex VI-A (ICO)                --      Opinion of KMK
                 Annex VI-B (ICO)                --      Opinion of V&E
                 Annex VII-A (ICO)               --      Consulting Agreement with WEW
                 Annex VIII (SC)*                --      Employment Agreement with RFB
                 Annex IX-A (SC)                 --      Employment Agreement with FRF
                 Annex IX-B (SC)                 --      Employment Agreement with DC
                 Annex IX-C (SC)                 --      Employment Agreement with TK
                 Annex IX-D (SC)                 --      Employment Agreement with MK
                 Annex X (WI)**                  --      Continuing Stockholders' Agreement
                 Annex XI (WI)                   --      Registration Rights Agreement
                 Annex XIII (WI)                 --      Attorney Agreement
                 Annex XIV (ICO)                 --      Article VII of By-Laws of Wedco


*Surviving Corporation
**Willoughby International, Inc.

EXCEPT FOR ANNEXES II, VIII, IX-A, IX-B, IX-C, IX-D, X, XI and XIII WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT, ALL OF THE ABOVE SCHEDULES AND ANNEXES HAVE BEEN OMITTED.

                                                                         ANNEX B

        Form 10-K for the fiscal year ended September 30, 1995 of ICO, Inc. is attached to the Joint Proxy Statement/Prospectus as Annex B. Said document is also incorporated by reference in the Joint Proxy Statement/Prospectus.

                                                                        ANNEX C

     Form 10-Q for the quarter ended December 31, 1995 of ICO, Inc. is attached to this Joint Proxy Statement/Prospectus as Annex C. Said document is also incorporated by reference in the Joint Proxy Statement/Prospectus.

                                                                        ANNEX D

     Form 10-K for the fiscal year ended March 31, 1995 of Wedco Technology, Inc. is attached to the Joint Proxy Statement/Prospectus as Annex D. Said document is also incorporated by reference in the Joint Proxy
Statement/Prospectus.

                                                                      ANNEX E


        Form 10-Q for the quarter ended December 31, 1995 of Wedco Technology, Inc. is attached to the Joint Proxy Statement/Prospectus as Annex E. Said document is also incorporated by reference in the Joint Proxy
Statement/Prospectus.

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
------      ------------------------------------------------------------------------------------
  2      -- Merger Agreement dated as of December 8, 1995 as amended on March 13, 1996, by and among Wedco Technology, Inc., W Acquisition Corp. and the Registrant (excluding the
            Schedules and Annexes thereto) (attached as Annex A to the Prospectus which is a part of this Registration Statement).

  4.1    -- Indenture for 10% Senior Notes due 2002, dated as of September 1, 1992, between the
            Registrant and Ameritrust Texas, N.A., Trustee (incorporated by reference to Exhibit
            4 of the Registrant's Annual Report on Form 10-K for 1992).

  4.2    -- Warrant Agreement -- Series A, dated as of September 1, 1992, between the Registrant and Society National Bank (incorporated by reference to Exhibit 4 of the
            Registrant's Annual Report on Form 10-K for 1992).

  4.3    -- Warrant Agreement Series B, dated as of September 1, 1992, between the Registrant and Society National Bank (incorporated by reference to Exhibit 4 of the
            Registrant's Annual Report on Form 10-K for 1992).

  4.4    -- Stock Registration Rights Agreement.

  5      -- Opinion of Keating, Muething & Klekamp.

  8.1    -- Opinion of Keating, Muething & Klekamp regarding tax matters (to be delivered at closing pursuant to Merger Agreement).

  8.2    -- Opinion of Dilworth, Paxson, Kalish & Kauffman LLP regarding tax matters (to be delivered at closing pursuant to Merger Agreement).

 10.1    -- ICO, Inc. Tax Credit Employee Stock Ownership Plan, as amended (incorporated by reference to Exhibit 10(a) of the Registrant's Annual Report on Form 10-K for 1993).

 10.2    -- Amendments to Accounts Financing Agreement and Promissory Notes between Registrant and Congress Financial Corporation (incorporated by reference to Exhibit 4 to the
            Registrant's Annual Report on Form 10-K for 1992).

 10.3    -- ICO, Inc. 1985 Stock Option Plan, as amended (incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement dated April 27, 1987 for the Annual
            Meeting of Shareholders).

 10.4    -- Accounts Financing Agreements and Promissory Notes between Congress Financial
            Corporation and ICO, Inc. dated January 11, 1989 (incorporated by reference to
            Exhibit 3 to the Registrant's Annual Report on Form 10-K for 1988).

 10.5    -- Agreement for the Purchase and Sale of all of the Outstanding Shares of Capital
            Stock of Baker Hughes Tubular Services, Inc. and Certain Related Non-U.S. assets by and between the Registrant and Baker Hughes, Incorporated, incorporated by reference to Exhibit 2(a) of the Registrant's Current Report on Form 8-K dated September 30,
            1992).

 10.6    -- 1993 Stock Option Plan for Non-Employee Directors of ICO, Inc. (incorporated by reference to Exhibit 99 to the Registrant's Form S-8 dated September 13, 1993).

 10.7    -- ICO, Inc. 1994 Stock Option Plan (incorporated by reference to Exhibit A to
            Registrant's Definitive Proxy Statement dated June 24, 1994 for the Annual Meeting of Shareholders).

 10.8    -- ICO, Inc. 1995 Stock Option Plan (incorporated by reference to Exhibit A to
            Registrant's Definitive Proxy Statement dated August 10, 1995 for the Annual Meeting of Shareholders).

 10.9    -- Willoughby International Stockholders Agreement.

 10.10   -- Legal Services Retainer Agreement.

 10.11   -- Non-Competition Covenant -- William E. Willoughby.

 10.12   -- Non-Competition Covenant -- Fred R. Feder.

EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
------      ------------------------------------------------------------------------------------
 10.13   -- Consulting Agreement -- William E. Willoughby.

 10.14   -- Salary Continuation Agreement.

 10.15   -- Addendum to Salary Continuation Agreement.

 10.16   -- Employment Agreement -- Fred R. Feder.

 10.17   -- Employment Agreement -- Donald Cuomo.

 10.18   -- Employment Agreement -- Robert F. Bush.

 10.19   -- Employment Agreement -- Mark Kuna.

 10.20   -- Employment Agreement -- Timothy Kita.

 10.21   -- Stockholders Agreement (respecting voting of shares of Wedco).

 10.22   -- Stockholders Agreement (respecting voting of shares of ICO).

 23.1    -- Consent of Price Waterhouse LLP.

 23.2    -- Consent of Coopers & Lybrand L.L.P.

 23.3    -- Consent of Keating, Muething & Klekamp (contained in Exhibit 5 and Exhibit 8.1).

 23.4    -- Consent of Dilworth, Paxson, Kalish & Kauffman LLP (contained in Exhibit 8.2)

 23.5    -- Consent of Mesirow Financial, Inc. (contained in Opinion of Mesirow Financial, Inc.
            beginning on page 36 of the Registration Statement).

 24      -- Powers of Attorney.

 99.1    -- Form of ICO Proxy.

 99.2    -- Form of Wedco Proxy.